As filed with the Securities and Exchange Commission on July 20, 2004

Registration No. 333-116162

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

NEPHROS, INC.

(Exact name of registrant as specified in its charter)

Delaware	3841	13-3971809
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

3960 Broadway

New York, New York 10032

(212) 781-5113

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Norman J. Barta

President and Chief Executive Officer

3960 Broadway

New York, New York 10032

(212) 781-5113

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications to:

Thomas D. Balliett, Esq. J. Michael Mayerfeld, Esq. Kramer Levin Naftalis & Frankel LLP 919 Third Avenue New York, New York 10022 (212) 715-9100	James Martin Kaplan, Esq. Richard DiStefano, Esq. Blank Rome LLP The Chrysler Building 405 Lexington Avenue New York, New York 10174 (212) 885-5372

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the Registration Statement becomes effective.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered		Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
common stock, $.001 par value per share	2,875,000	(2)	$7.00	$20,125,000	$2,549.84
underwriter’s warrants to purchase shares of common stock	250,000		$0.0004	$100	$0.02
common stock issuable upon exercise of the underwriter’s warrants	250,000	(3)	$8.40	$2,100,000	$266.07
Total					$2,815.93	(4)

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457 under the Securities Act of 1933.
(2)	Includes 375,000 shares of common stock which may be purchased by the underwriters to cover over-allotments, if any.
(3)	Pursuant to Rule 416 under the Securities Act of 1933, this registration statement also covers such indeterminable number of additional shares of common stock as may be issuable as a result of any future anti-dilution adjustments made in accordance with the terms of the underwriter’s warrants.
(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

2

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion dated July 20, 2004

PROSPECTUS

2,500,000 Shares

Common Stock

Nephros, Inc. is offering 2,500,000 shares of its common stock.

This is our initial public offering. We have applied to have our common stock approved for quotation on the American Stock Exchange under the symbol “NEP.” The initial public offering price will be between $6.00 and $7.00 per share.

Investing in our common stock involves a high degree of risk. See “ Risk Factors” beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$6.50	$16,250,000
Underwriting Discounts and Commissions	$0.585	$1,462,500
Proceeds to Nephros, Inc. (1)	$5.915	$14,787,500

(1)	Before deducting expenses of this offering which are estimated to be $1,355,063 (including the underwriter’s non-accountable expense allowance of $487,500).

The underwriter has an option to purchase up to an additional 375,000 shares of common stock from us to cover over-allotments. The underwriter is offering the shares on a firm commitment basis. The underwriter expects to deliver the shares to purchasers on or about             , 2004.

The date of this prospectus is             , 2004

OLpur™ MD190 Our hollow fiber filter designed specifically for mid-dilution hemodiafiltration.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before buying shares of our common stock in this offering. You should read this entire prospectus carefully, especially the investment risks discussed under “Risk Factors,” beginning on page 9. We make certain important assumptions throughout this prospectus, which are discussed in greater detail under “Important Assumptions in This Prospectus” which may be found on page 25.

NEPHROS, INC.

Company Background

We are a development stage medical device and technology company that was founded in 1997 by health professionals, scientists and engineers affiliated with Columbia University to develop cost-effective, improved products and therapies for End Stage Renal Disease, or ESRD, therapy. Although the Chairman of our Board is the Chairman of Columbia University’s Department of Surgery and we license the right to use office space from Columbia University, we do not currently have any other material relationship with Columbia University. Our products incorporate our proprietary Mid-Dilution Diafiltration technologies (“MDF”). We began sales of our first product in March 2004. Because we do not yet have adequate sales history, we will not recognize revenue from these sales until certain rights of return have expired. We have incurred losses since our inception primarily as a result of our research and development efforts. To date, we have relied on private sales of our securities and loans from our shareholders to fund operations. We anticipate, based on our currently proposed plans and assumptions, that the net proceeds of this offering will be sufficient to satisfy our cash requirements, with no further financing, to obtain positive cash flow.

Our goal is to develop and market our MDF technologies and products, which we believe offer improved efficacy over existing ESRD dialysis therapy and, ultimately, improved health of ESRD patients, at costs to dialysis providers that are competitive in the market.

We are incorporated under the laws of the State of Delaware. We maintain our principal executive offices at 3960 Broadway, New York, New York 10032. Our telephone number at that address is (212) 781-5113. We maintain a website at www.nephros.com, however, the information on our website is not part of this prospectus.

The Offering

Common stock offered by us:	2,500,000 shares

Common stock to be outstanding after this offering:	12,452,636 shares. This does not include:

• 375,000 shares of common stock reserved for issuance upon exercise of the underwriters’ over-allotment option;

• 250,000 shares of common stock reserved for issuance upon exercise of the underwriters’ warrants;

• 1,644,513 shares of common stock underlying stock options granted and outstanding pursuant to our equity incentive plan;

•      170,460 shares of common stock issuable upon exercise of warrants issued in June 2002 to a former supplier; See “Description of Securities – Other Warrants” and “Business – Settlement Agreements – Plexus Services Corp.;”

• 5,549 shares of common stock issuable upon exercise of warrants issued in September 2002 to certain former lenders. See “Description of Securities – Other Warrants”;

• 69,491 shares of common stock issuable upon conversion of preferred stock dividends accrued after March 31, 2004 and through May 31, 2004; and

•        Any shares of common stock that might be issuable to a former lender upon exercise of certain warrants. See “Description of Securities – Other Warrants” and “Business – Settlement Agreements – Lancer Offshore, Inc.”

You should read the discussion under the heading “Capitalization” for more information regarding outstanding shares of our common stock, warrants or options to purchase our common stock. You should also read the discussion under the heading “Underwriting” for more information regarding the underwriters’ over-allotment option and the discussion under the heading “Important Assumptions in this Prospectus” for information about certain important assumptions we have made in this prospectus.

We currently intend to use the net proceeds of this offering for:	• marketing and sales;

• clinical studies, applying for regulatory approvals and research and development;

• capital expenditures to facilitate the manufacture of our products;

• product engineering;

• payment under a settlement agreement with a former supplier;

• payment of dividends on our convertible preferred stocks accrued after May 31, 2004 and prior to consummation of the offering; and

• working capital and general corporate purposes.

You should read the discussion under the heading “Use of Proceeds” for more information.
Proposed American Stock Exchange Symbol:	NEP

Our Business

We have developed next-generation therapies, products and technologies for treating patients with ESRD. We are focused on bringing these devices and technologies to market, initially in some or all of Cyprus, France, Germany, Greece, Ireland, Italy, the Netherlands, Portugal, Spain, Sweden, Switzerland and the United Kingdom (referred to in this prospectus collectively as our “Target European Market”) and then in the United States and worldwide.

ESRD is the stage of advanced chronic kidney disease characterized by the irreversible loss of kidney function. Healthy kidneys remove waste products and excess water from the blood, thus preventing toxin buildup and fluid overload. ESRD patients require either kidney transplantation or ongoing treatment in the form of renal replacement therapy to perform these functions and to sustain life. Because the shortage of compatible kidneys limits the transplantation option, most ESRD patients must rely on renal replacement therapy for the functions normally provided by a healthy kidney.

Existing extracorporeal renal replacement therapies currently include:

•	Hemodialysis – the patient’s blood is filtered through a semi-permeable filter known as a dialyzer which allows for the diffusion of waste products and excess water into a solution for dialysis known as dialysate.

•	Hemofiltration – the patient’s blood is filtered through a semi-permeable membrane, using a negative pressure similar to a vacuum effect, or a convection process, to draw out solute particles without using a dialysate solution.

•	Hemodiafiltration (HDF) – the patient’s blood is filtered by combining the diffusion process of hemodialysis with the convection process of hemofiltration to eliminate waste products and excess water.

Currently, hemodialysis is the most widely used extracorporeal renal replacement therapy. Hemodialysis removes excess water and some waste products sufficiently to sustain life but fails, in our view, to address adequately the ESRD patient’s long-term health and quality of life. Based on our review of industry publications, we believe that the HDF process removes more blood impurities than the other currently available kidney replacement therapies and removes more effectively the larger toxins (known in the industry as “middle molecules” because of their heavier molecular weight) that accumulate in the body. Accordingly, we are focused on the HDF segment of the extracorporeal renal replacement therapy market. The dialyzer (also referred to as a “dialysis filter” or an “artificial kidney”) is an essential component of extracorporeal ESRD therapy. Our first product to market was our OLpur MD190 dialyzer for use with HDF machines, and, to our knowledge, it is the first such product specifically designed for HDF therapy. See “Our Products” below for a further discussion of our products.

Our Technology

We have developed patented technology that we believe will improve ESRD therapy efficacy beyond existing therapies. See “Business – The Nephros Mid-Dilution Diafiltration Process.” Our technology also addresses the economics for providers of ESRD therapy. For example, we have developed an add-on module that converts the most common types of hemodialysis machines into HDF-capable machines. We believe we can provide improved HDF therapy at a cost level competitive with today’s less effective therapies, and our products will therefore encourage the expanded use of HDF therapy in dialysis clinics. We believe that, by providing more effective and economical ESRD therapy, our technology and products will:

•	reduce hospitalization, medication and care costs;

•	reduce patient drug requirements;

•	improve the dialysis patient’s hemoglobin levels;

•	improve blood pressure control for the dialysis patient;

•	improve the life expectancy of the patient;

•	improve the patient’s health generally and the patient’s overall quality of life;

•	provide user-friendly technology solutions to the clinical staff; and

•	reduce or eliminate certain capital expense issues currently faced by the clinic.

Our Products

The OLpur MD190 is our dialyzer for use with HDF machines. When compared to existing HDF standards in laboratory bench studies conducted by members of our research and development staff and by a third party, and in clinical studies conducted under the supervision of Bernard Canaud, M.D. of L’institut de Recherche et de Formation en Dialyse, a research institute located in Montpellier, France the OLpur MD190 improves toxin removal from the patient by over 80% for a range of toxins, and in particular, middle molecules. The OLpur MD190 received CE marking – that is, regulatory approval in the European Union and certain other countries which also recognize CE marking – in July 2003, and we initiated sales of the OLpur MD190 in January 2004. We anticipate delaying somewhat our application for approval of OLpur MD190 in the United States in order to combine it with an application for approval of OLpur H2H.

The OLpur H2H is an add-on module that converts the most common types of hemodialysis machines into HDF-capable machines, offering advanced software with a simplified user interface. The combined H2H and dialysis machine system can be used to deliver HDF therapy with the OLpur MD190 dialyzer. A prototype OLpur H2H module has been developed and bench-tested in our laboratories by members of our research and development staff. We anticipate obtaining CE marking in the second quarter of 2005, and regulatory approval in the United States in the first quarter of 2006.

The OLpur NS2000 is our standalone HDF machine and associated filter technology that integrates our advanced software technology from the OLpur H2H as well as our OLpur MD190 filter technology. The OLpur NS2000 system is currently in development in conjunction with an established dialysis machine manufacturer in Italy. We anticipate obtaining CE Marking of the NS2000 as well as regulatory approval in the United States in 2006.

The Market

Based on industry publications, we believe that as of year end 2002, the number of ESRD patients worldwide was approximately 1.6 million, expanding at a rate of 6 to 7% per year, and was expected to exceed 2.0 million by 2009. Based on a report on the dialysis market as of year end 2001, and by our calculations, we estimate that of the dialysis patients worldwide, approximately 26% were in the United States, approximately 17% were in the European countries consisting of Austria, Belgium, Bulgaria, Catalonia, Czech Republic, Denmark, Finland, Germany, Greece, Hungary, Italy, Luxembourg, the Netherlands, Norway, Poland, Sweden, Turkey and the United Kingdom, and approximately 57% were outside of such territories. We believe that dialysis clinics in our Target European Market (other than the United Kingdom) use dialyzers only once rather than reprocessing and reusing them, thus creating enhanced opportunity for OLpur MD190 sales in our Target European Market.

According to published industry estimates, the worldwide hemodialysis supplies market generated sales of approximately $6.3 billion in 2003 and is expected to grow an estimated 6% per year through 2009. Based on these statistics, we estimate the market to be approximately $8 billion by 2009. Additionally, based on published industry estimates, we expect the number of dialyzer’s sold worldwide to grow from approximately 100 million units in 2003 to approximately 200 million units in 2009.

Our Marketing Strategy

We intend to generate market acceptance and market share for our products through the following three-stage approach:

•	We have introduced our OLpur MD190 through dialysis clinics in our Target European Market because of the presence of HDF machines in this region that are compatible with the OLpur MD190.

•	Once we obtain regulatory approval, we intend to introduce the OLpur H2H to convert existing dialysis machines to HDF-enabled, and therefore OLpur MD190-capable, units. We believe the OLpur H2H module will expand our OLpur MD190 market opportunity in our Target European Market. We also intend to simultaneously introduce the OLpur H2H and the OLpur MD190 in the United States as soon as we receive the requisite FDA approval. We believe that, by enabling the conversion of an existing hemodialysis machine to HDF use, these product introductions will open the U.S. markets to HDF therapy.

•	After we have acclimated dialysis clinics and patients to improved HDF technology through our OLpur MD190 and OLpur H2H products and after we have received the requisite regulatory approval, we intend to introduce our OLpur NS2000 stand-alone HDF system, allowing us to offer clinics a complete product portfolio providing an advanced HDF therapy option.

Going Concern Qualification

Our independent registered public accounting firm has included an explanatory paragraph in their report on our financial statements attached to this prospectus expressing doubt as to our ability to continue as a going concern. We anticipate, based on our currently proposed plans and assumptions, that the net proceeds of this offering will be sufficient to satisfy our cash requirements, with no further financing, to obtain positive cash flow. However, there can be no assurance that our efforts to produce commercially viable products will be successful, or that we will generate sufficient revenues to provide positive cash flows from operations. If our sales do not meet our projections or our expenses exceed our expectations, then we may need to raise additional funds through additional public or private offerings of our securities. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

PRE-OFFERING TRANSACTIONS

Unless the context requires, all information in this prospectus reflects the following transactions, which will occur on or before the closing of this offering (the “Pre-offering Transactions”):

•	a 0.2841-for-1 reverse split of our common stock;

•	the conversion, in accordance with our certificate of incorporation, of all of our shares of outstanding preferred stock and accrued dividends thereon as of May 31, 2004 into 8,428,733 shares of our common stock;

•	subject to approval of the National Association of Securities Dealers, Inc., issuance to the underwriters or their respective designees, in exchange for $100, warrants to purchase up to an aggregate of 250,000 shares of our common stock;

•	reimbursement of the balance owed to the underwriters for their expenses on a non-accountable basis in the aggregate amount equal to 3% of the gross proceeds of this offering;

•	appointment of Howard Davis and William J. Fox to our board of directors;

•	retirement of our Amended and Restated Nephros 2000 Equity Incentive Plan and adoption of our Nephros, Inc. 2004 Stock Incentive Plan; and

•	establishment of board committees.

SUMMARY FINANCIAL DATA

The following summary financial data should be read in connection with, and are qualified by reference to, the financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2003, 2002 and 2001, and the consolidated balance sheet data at December 31, 2003 and 2002, are derived from our consolidated financial statements included in this prospectus, which have been audited by Grant Thornton LLP, independent registered public accounting firm. The consolidated statements of operations data for the quarters ended March 31, 2004 and 2003 and for the period from our inception on April 3, 1997 through March 31, 2004, and the consolidated balance sheet data as of March 31, 2004, have been derived from our unaudited interim consolidated financial statements included in this prospectus. All share and per share data give effect to an amendment to our certificate of incorporation to be filed prior to the effectiveness of the registration statement to which this prospectus relates which, among other things, will effect a reverse stock split pursuant to which each share of our common stock then outstanding will be converted into 0.2841 of one share of our common stock.

Consolidated Statements of Operations Data

	Period from Inception to March 31, 2004	Three Months ended March 31,		Year ended December 31,
		2004	2003	2003	2002	2001
	(unaudited)	(unaudited)	(unaudited)
Revenue-other	$300,000	$—	$—	$—	$—	$300,000

Cost of Goods Sold	12,618	12,618	—	—	—	—

Gross Profit (Loss)	287,382	(12,618)	—	—	—	300,000

Operating expenses:
Research and development	11,966,225	690,024	228,596	1,320,556	957,616	737,858
Selling, general and administrative	9,350,395	1,316,435	545,389	3,673,902	1,097,400	652,828

Total operating expenses	21,316,620	2,006,459	773,985	4,994,458	2,055,016	1,390,686

Loss from operations	(21,029,238)	(2,019,077)	(773,985)	(4,994,458)	(2,055,016)	(1,090,686)

Other income:
Other income	6,113	—	—	—	—	—
Interest income	174,442	1,345	—	—	181	5,497
Interest expense and amortization of debt discount	(1,837,542)	—	(588,000)	(641,542)	(1,196,000)	—
Gain on disposal of assets	30,007	—	—	—	—	—
Forgiveness of indebtedness	833,793	—	—	—	833,793	—
Abandonment of IPO costs	—	—	(950,000)	—	—	—

Total other income (expense)	(793,187)	1,345	(1,538,000)	(641,542)	(362,026)	5,497

Net loss	(21,822,425)	(2,017,732)	(2,311,985)	(5,636,000)	(2,417,042)	(1,085,189)
Cumulative preferred dividends and accretion	(4,710,500)	(2,071,500)	(89,000)	(1,791,000)	(365,000)	(314,000)

Net loss attributable to common stockholders	(26,532,925)	(4,089,232)	(2,400,985)	(7,427,000)	(2,782,042)	(1,399,189)

Net loss per share-
Basic and diluted		$(2.57)	$(1.51)	$(4.66)	$(1.75)	$(0.88)

Weighted-average shares outstanding-
Basic and diluted		1,593,659	1,593,659	1,593,659	1,593,659	1,592,096

Pro forma per share data (unaudited) Pro forma net loss per share (1)
Basic and diluted		$(0.23)	$(0.50)	$(1.07)	$(0.55)	$(0.26)

Pro forma weighted average shares outstanding (1)
Basic and diluted		8,637,746	4,588,687	5,283,212	4,423,255	4,180,918

(1)	Gives effect to conversion of all mandatorily convertible preferred stock (including accrued preferred dividends) into common stock upon completion of this initial public offering.

Consolidated Balance Sheet Data

	Quarter ended March 31, 2004		Year ended December 31,
	Pro Forma (1)	Actual	2003	2002
	(unaudited)	(unaudited)
Cash and cash equivalents	5,566,995	5,566,995	4,121,263	240,412
Working capital (deficiency)	3,371,650	3,371,650	1,375,656	(2,190,242)
Total assets	7,357,554	7,357,554	5,033,888	1,279,583
Short-term debt and accrued liabilities, net	1,750,000	1,750,000	1,750,000	1,610,000
Redeemable preferred stock	—	9,321,551	7,250,051	5,885,550
Stockholders’ equity (deficiency)	4,048,242	(5,273,309)	(5,382,346)	(7,995,193)

(1)	Gives effect to the conversion of all mandatorily convertible preferred stock (including accrued preferred dividends) into common stock upon completion of this initial public offering.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. The risks and uncertainties described below are those that we currently believe may materially affect our company. Additional risks and uncertainties may also impair our business operations. If the following risks actually occur, our business, financial condition and results of operations could be seriously harmed, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Company

We have a history of operating losses and a significant accumulated deficit, and we may not achieve or maintain profitability in the future.

We have not been profitable since our inception in 1997. As of March 31, 2004, we had an accumulated deficit of approximately $26.5 million primarily as a result of our research and development expenses. We expect to continue to incur additional losses for the foreseeable future as a result of a high level of operating expenses, significant up-front expenditures, production and marketing activities and very limited revenue from the sale of our products. We began sales of our first product in March 2004, and we may never realize significant revenues from the sale of our products or be profitable. Our independent registered public accounting firm has included an explanatory paragraph in their report on our financial statements attached to this prospectus expressing doubt as to our ability to continue as a going concern. Each of the following factors, among others, may influence the timing and extent of our profitability, if any:

•	regulatory approval or clearance of our products;

•	market acceptance of our products;

•	our ability to effectively and efficiently manufacture, market and distribute our products; and

•	our ability to sell our products at competitive prices which exceed our per unit costs.

We cannot sell our products, including certain modifications thereto, until we obtain the requisite regulatory approvals and clearances in the countries in which we intend to sell our products. We have not obtained FDA approval for any of our products and cannot sell any of our products in the United States unless and until we obtain such approval. If we fail to receive or experience a significant delay in receiving such approvals and clearances then we may not be able to get our products to market and enhance our revenues.

Our business strategy depends in part on our ability to get our products into the market as quickly as possible. We obtained the Conformité Européene, or CE, mark, which demonstrates compliance with the relevant European Union requirements and is a regulatory prerequisite for selling our products in the European Union and certain other countries that recognize CE marking (collectively, “European Community”), for our OLpur MD190 product on July 31, 2003. We have not yet obtained the CE mark for any of our other products. Similarly, we cannot sell our products in the United States until we receive U.S. Federal Drug Administration, or FDA, clearance. Until we complete the requisite U.S. human clinical trials and submit premarket notification to the FDA pursuant to section 510(k) of the Federal Food, Drug, and Cosmetic Act, or the FDC Act, we will not be eligible for FDA approval for any of our products.

In addition to the premarket notification required pursuant to section 510(k) of the FDC Act, the FDA could require us to obtain premarket approval of our products under Section 515 of the FDC Act, either because of legislative or regulatory changes or because the FDA does not agree with our determination that we are eligible to use the Section 510(k) premarket notification process. The Section 515 premarket approval process is a significantly more costly, lengthy and uncertain approval process and could materially delay our products coming to market. See “Governmental Regulation – United States” under the “Business” section of this prospectus for additional details about the approval process. If we do obtain clearance for marketing of any of our devices under section 510(k) of the FDC Act, then any changes we wish to make to such device that could significantly affect safety and effectiveness will require clearance of a notification pursuant to section 510(k), and we may need to submit clinical and manufacturing comparability data to obtain such approval or clearance. We could not market any such modified device until we received FDA clearance or approval. We cannot guarantee that the FDA would timely, if at all, clear or approve any modified product for which section 510(k) is applicable. Failure to obtain timely clearance or approval for changes to marketed products would impair our ability to sell such products and generate revenues.

The clearance and/or approval processes in the European Community and in the United States can be lengthy and uncertain and each requires substantial commitments of our financial resources and our management’s time and effort. We may not be able to obtain further CE marking or any FDA approval for of any of our products in a timely manner or at all. Even if we do obtain regulatory approval, approval may be only for limited uses with specific classes of patients, processes or other devices. Our failure to obtain, or delays in obtaining, the necessary regulatory clearance and/or approvals with respect to the European Community or the United States would prevent us from selling our affected products in these regions. If we cannot sell some of our products in these regions, or if we are delayed in selling while awaiting the necessary clearance and/or approvals, our ability to generate revenues from these products will be limited.

If we are successful in our initial marketing efforts in some or all of Cyprus, France, Germany, Greece, Ireland, Italy, the Netherlands, Portugal, Spain, Sweden, Switzerland and the United Kingdom (referred to in this prospectus collectively as our “Target European Market”) and the United States, then we plan to market our products in several countries outside of our Target European Market and the United States, including Japan, Korea and China, Canada and Mexico. Requirements pertaining to the sale of medical devices vary widely from country to country. It may be very expensive and difficult for us to meet the requirements for the sale of our products in many of these countries. As a result, we may not be able to obtain the required approvals in a timely manner, if at all. If we cannot sell our products outside of our Target European Market and the United States, then the size of our potential market could be reduced, which would limit our potential sales and revenues.

We cannot assure you that our products will be safe and we are required under applicable law to report any product-related deaths or serious injuries or product malfunctions that could result in deaths or serious injuries, and such reports could trigger recalls, class action lawsuits and other events that could cause us to incur expenses and may also limit our ability to generate revenues from such products.

We cannot assure you that our products will be safe. Under the FDC Act, we are required to submit medical device reports, or MDRs, to the FDA to report device-related deaths, serious injuries and product malfunctions that could result in death or serious injury if they were to recur. Depending on their significance, MDRs could trigger events that could cause us to incur expenses and may also limit our ability to generate revenues from such products, such as the following:

•	information contained in the MDRs could trigger FDA regulatory actions such as inspections, recalls and patient/physician notifications;

•	since the reports are publicly available, MDRs could become the basis for private lawsuits, including class actions; and

•	if we fail to submit a required MDR to the FDA, the FDA could take enforcement action against us.

If any of these events occur, then we could incur significant expenses and it could become more difficult for us to gain market acceptance of our products and to generate revenues from sales. Other countries may impose analogous reporting requirements that could cause us to incur expenses and may also limit our ability to generate revenues from sales of our products.

Product liability associated with the production, marketing and sale of our products, and/or the expense of defending against claims of product liability, could materially deplete our assets and generate negative publicity which could impair our goodwill.

The production, marketing and sale of kidney dialysis products have inherent risks of liability in the event of product failure or claim of harm caused by product operation. Furthermore, even meritless claims of product liability may be costly to defend against. Although we have acquired product liability insurance for our OLpur MD190 product and intend to acquire additional product liability insurance upon commercialization of any of our additional products, we may not be able to maintain or obtain this insurance on acceptable terms or at all. Because we may not be able to obtain insurance that provides us with adequate protection against all potential product liability claims, a successful claim in excess of our insurance coverage could materially deplete our assets. Moreover, even if we are able to obtain adequate insurance, any claim against us could generate negative publicity, which could impair our reputation and goodwill and adversely affect the demand for our products, our ability to generate sales and our profitability.

Some of the agreements that we may enter into with manufacturers of our products and components of our products may require us:

•	to obtain product liability insurance; or

•	to indemnify manufacturers against liabilities resulting from the sale of our products.

For example, our agreement with Medica s.r.l. requires that we obtain and maintain certain minimum product-liability insurance coverage and that we indemnify Medica against certain liabilities arising out of our products that they manufacture, providing they do not arise out of Medica’s breach of the agreement, negligence or willful misconduct. See “Business – Manufacturing and Suppliers.” If we are not able to obtain and maintain adequate product liability insurance, we could be in breach of these agreements, which could materially adversely affect our ability to produce our products and generate revenues. Even if we are able to obtain and maintain product liability insurance, if a successful claim in excess of our insurance coverage is made, then we may have to indemnify some or all of our manufacturers for their losses, which could materially deplete our assets.

If we violate any provisions of the FDC Act or any other statutes or regulations, then we could be subject to enforcement actions by the FDA or other governmental agencies.

We face a significant compliance burden under the FDC Act and other applicable statutes and regulations which govern the testing, labeling, storage, record keeping, distribution, sale, marketing, advertising and promotion of our products. If we violate the FDC Act or other regulatory requirements at any time during or after the product development and/or approval process, we could be subject to enforcement actions by the FDA or other agencies, including:

•	fines;

•	injunctions;

•	civil penalties;

•	recalls or seizures of our products;

•	total or partial suspension of the production of our products;

•	withdrawal of any existing approvals or premarket clearances of our products;

•	refusal to approve or clear new applications or notices relating to our products;

•	recommendations by the FDA that we not be allowed to enter into government contracts; and

•	criminal prosecution.

Any of the above could have a material adverse effect on our business, financial condition and results of operations.

Significant additional governmental regulation could subject us to unanticipated delays which would adversely affect our sales and revenues.

Our business strategy depends in part on our ability to get our products into the market as quickly as possible. Additional laws and regulations, or changes to existing laws and regulations, that are applicable to our business may be enacted or promulgated, and the interpretation, application or enforcement of the existing laws and regulations may change. We cannot predict the nature of any future laws, regulations, interpretations, applications or enforcements or the specific effects any of these might have on our business. Any future laws, regulations, interpretations, applications or enforcements could delay or prevent regulatory approval or clearance of our products and our ability to market our products. Moreover, changes that result in our failure to comply with the requirements of applicable laws and regulations could result in the types of enforcement actions by the FDA and/or other agencies as described above, all of which could impair our ability to have manufactured and to sell the affected products.

Protecting our intellectual property in our technology through patents may be costly and ineffective. If we are not able to adequately protect our intellectual property, then we may not be able to compete effectively and we may not be profitable.

Our future success depends in part on our ability to protect the intellectual property for our technology through patents. We will only be able to protect our products and methods from unauthorized use by third parties to the extent that our products and methods are covered by valid and enforceable patents or are effectively maintained as trade secrets. Our eight granted U.S. patents will expire at various times from 2018 to 2022, assuming they are properly maintained. See “Business – Intellectual Property – Patents” for additional details about our patents.

The protection provided by our patents, and patent applications if issued, may not be broad enough to prevent competitors from introducing similar products into the market. Our patents, if challenged or if we attempt to enforce them, may not necessarily be upheld by the courts of any jurisdiction. Numerous publications may have been disclosed by, and numerous patents may have been issued to, our competitors and others relating to methods of dialysis of which we are not aware and additional patents relating to methods of dialysis may be issued to our competitors and others in the future. If any of those publications or patents conflict with our patent rights, or cover our products, then any or all of our patent applications could be rejected and any or all of our granted patents could be invalidated, either of which could materially adversely affect our competitive position.

Litigation and other proceedings relating to patent matters, whether initiated by us or a third party, can be expensive and time-consuming, regardless of whether the outcome is favorable to us, and may require the diversion of substantial financial, managerial and other resources. An adverse outcome could subject us to significant liabilities to third parties or require us to cease any related development, product sales or commercialization activities. In addition, if patents that contain dominating or conflicting claims have been or are subsequently issued to others and the claims of these patents are ultimately determined to be valid, then we may be required to obtain licenses under patents of others in order to develop, manufacture, use, import and/or sell our products. We may not be able to obtain licenses under any of these patents on terms acceptable to us, if at all. If we do not obtain these licenses, we could encounter delays in, or be prevented entirely from using, importing, developing, manufacturing, offering or selling any products or practicing any methods, or delivering any services requiring such licenses.

If we file patent applications or obtain patents in foreign countries, we will be subject to laws and procedures that differ from those in the United States. Such differences could create additional uncertainty about the level and extent of our patent protection. Moreover, patent protection in foreign countries may be different from patent protection under U.S. laws and may not be as favorable to us. Many non-U.S. jurisdictions, for example, prohibit patent claims covering methods of medical treatment of humans, although this prohibition may not include devices used for such treatment.

If we are not able to protect our trade secrets through enforcement of our confidentiality and non-competition agreements, then our competitors may gain access to our trade secrets, we may not be able to compete effectively and we may not be profitable.

We attempt to protect our trade secrets, including the processes, concepts, ideas and documentation associated with our technologies, through the use of confidentiality agreements and non-competition agreements with our current employees and with other parties to whom we have divulged such trade secrets. If these employees or other parties breach our confidentiality agreements and non-competition agreements or if these agreements are not sufficient to protect our technology or are found to be unenforceable, then our competitors could acquire and use information that we consider to be our trade secrets and we may not be able to compete effectively.

If our trademarks and trade names are not adequately protected, then we may not be able to build brand loyalty and our sales and revenues may suffer.

Our registered or unregistered trademarks or trade names may be challenged, cancelled, infringed, circumvented or declared generic or determined to be infringing on other marks. See “Business – Intellectual Property.” We may not be able to protect our rights to these trademarks and trade names, which we need to build brand loyalty. Over the long term, if we are unable to establish a brand based on our trademarks and trade names, then we may not be able to compete effectively and our sales and revenues may suffer.

If we are not able to successfully scale-up production of our products, then our sales and revenues will suffer.

In order to commercialize our products, we need to be able to produce them in a cost-effective way on a large scale to meet commercial demand, while maintaining extremely high standards for quality and reliability. If we fail to successfully commercialize our products, then we will not be profitable.

We expect to rely on a limited number of independent manufacturers to produce the OLpur MD190 and our other products for us. Our manufacturers’ systems and procedures may not be adequate to support our operations and may not be able to achieve the rapid execution necessary to exploit the market for our products. Our manufacturers could experience manufacturing and control problems as they begin to scale-up our future manufacturing operations, and we may not be able to scale-up manufacturing in a timely manner or at a commercially reasonable cost to enable production in sufficient quantities. If we experience any of these problems with respect to our manufacturers’ initial or future scale-ups of manufacturing operations, then we may not be able to have our products manufactured and delivered in a timely manner.

We will not control the independent manufacturers of our products, which may affect our ability to deliver our products in a timely manner. If we are not able to ensure the timely delivery of our products, then potential customers may not order our products, and our sales and revenues would be adversely affected.

Independent manufacturers of medical devices will manufacture all of our products and components. We have contracted Medica s.r.l., a developer and manufacturer of medical products with corporate headquarters located in Italy, to assemble and produce our OLpur MD190, and have an agreement with Membrana GmbH, a manufacturer of medical and technical membranes for applications like dialysis with corporate headquarters located in Germany, to produce the fiber for the OLpur MD190. As with any independent contractor, these manufacturers will not be employed or otherwise controlled by us and will be generally free to conduct their business at their own discretion. For us to compete successfully, among other things, our products must be manufactured on a timely basis in commercial quantities at costs acceptable to us. If one or more of our independent manufacturers fails to deliver our products in a timely manner, then we may not be able to find a substitute manufacturer and may lose business. If we are not, or if potential customers believe that we are not, able to ensure timely delivery of our products, then potential customers may not order our products, and our sales and revenues would be adversely affected.

The loss or interruption of services of any of our manufacturers could slow or stop production of our products, which would limit our ability to generate sales and revenues.

Because we are likely to rely on no more than two contract manufacturers to manufacture each of our products and major components of our products, a stop or significant interruption in the supply of our products or major components by a single manufacturer, for any reason, could have a material adverse effect on us. We expect most of our contract manufacturers will enter into contracts with us to manufacture our products and major components and that these contracts will be terminable by the contractors or us at any time under certain circumstances. We have not made alternative arrangements for the manufacture of our products or major components and we cannot be sure that acceptable alternative arrangements could be made on a timely basis, or at all, if one or more of our manufacturers failed to manufacture our products or major components in accordance with the terms of our arrangements. If any such failure occurs and we are unable to obtain acceptable alternative arrangements for the manufacture of our products or major components of our products, then the production and sale of our products could slow down or stop, and our cash flow would suffer.

If we are not able to maintain sufficient quality controls, then the approval or clearance of our products by the European Union, the FDA or other relevant authorities could be delayed or denied and our sales and revenues will suffer.

Approval or clearance of our products could be delayed by the European Union, the FDA and the relevant authorities of other countries if our manufacturing facilities do not comply with their respective manufacturing requirements. The European Union imposes requirements on quality control systems of manufacturers, which are inspected and certified on a periodic basis and may be subject to additional unannounced inspections. Failure by our manufacturers to comply with these requirements could prevent us from marketing our products in the European Community. The FDA also imposes requirements through quality system requirements, or QSR, regulations, which include requirements for good manufacturing practices, or GMP. Failure by our manufacturers to comply with these requirements could prevent us from obtaining FDA approval of our products and from marketing our products in the United States. Although some of the manufacturing facilities and processes that we expect to use to manufacture our OLpur MD190 have been inspected and certified by a worldwide testing and certification agency (also referred to as a notified body) that performs conformity assessments to European Union requirements for medical devices, they have not been inspected by the FDA. Similarly, although some of the facilities and processes that we expect to use to manufacture our OLpur H2H and OLpur NS2000 have been inspected by the FDA, they have not been inspected by any notified body. A “notified body” is a group accredited and monitored by governmental agencies that inspects manufacturing facilities and quality control systems at regular intervals and is authorized to carry out unannounced inspections. We cannot be sure that any of the facilities or processes we use will comply or continue to comply with their respective requirements on a timely basis or at all, which could delay or prevent our obtaining the approvals we need to market our products in the European Community and the United States.

Even with approval to market our products in the European Community, the United States and other countries, manufacturers of our products must continue to comply or ensure compliance with the relevant manufacturing requirements. Although we cannot control the manufacturers of our products, we may need to expend time, resources and effort in product manufacturing and quality control to assist with their continued compliance with these requirements. If violations of applicable requirements are noted during periodic inspections of the manufacturing facilities of our manufacturers, then we may not be able to continue to market the products manufactured in such facilities and our revenues may be materially adversely affected.

Once our products are commercialized, we may face significant challenges in obtaining market acceptance of our products, which could adversely affect our potential sales and revenues.

Our products are, or will be, new to the market, and we do not yet have an established market or customer base for our products. Acceptance of our products in the marketplace by both potential users, including ESRD patients, and potential purchasers, including nephrologists, dialysis clinics and other health care providers, is uncertain, and our failure to achieve sufficient market acceptance will significantly limit our ability to generate revenue and be profitable. Market acceptance will require substantial marketing efforts and the expenditure of significant funds by us to inform dialysis patients and nephrologists, dialysis clinics and other health care providers of the benefits of using our products. We may encounter significant clinical and market resistance to our products and our products may never achieve market acceptance. Factors that may affect our ability to achieve acceptance of our products in the market place include whether:

•	our products will be safe for use;

•	our products will be effective;

•	our products will be cost-effective;

•	we will be able to demonstrate product safety, efficacy and cost-effectiveness;

•	there are unexpected side effects, complications or other safety issues associated with our products; and

•	government or third party reimbursement for the cost of our products is available at reasonable rates, if at all.

If we cannot develop adequate distribution, customer service and technical support networks, then we may not be able to market and distribute our products effectively and/or customers may decide not to order our products, and, in either case, our sales and revenues will suffer.

Our strategy requires us to distribute our products and provide a significant amount of customer service and maintenance and other technical service. To provide these services, we have begun, and will need to continue, to develop a network of distribution (see “Business – Sales and Marketing”), and a staff of employees and independent contractors in each of the areas in which we intend to operate. We cannot assure you we will be able to organize and manage this network on a cost-effective basis. If we cannot effectively organize and manage this network, then it may be difficult for us to distribute our products and to provide competitive service and support to our customers, in which case customers may be unable, or decide not, to order our products and our sales and revenues will suffer.

We may face significant risks associated with international operations, which could have a material adverse effect on our business, financial condition and results of operations.

We expect to manufacture and to market our products in our Target European Market and elsewhere outside of the United States. We expect that our revenues from our Target European Market will initially account for a significant portion of our revenues. Our international operations are subject to a number of risks, including the following:

•	fluctuations in exchange rates of the United States dollar could adversely affect our results of operations;

•	we may face difficulties in enforcing and collecting accounts receivable under some countries’ legal systems;

•	local regulations may restrict our ability to sell our products, have our products manufactured or conduct other operations;

•	political instability could disrupt our operations;

•	some governments and customers may have longer payment cycles, with resulting adverse effects on our cash flow; and

•	some countries could impose additional taxes or restrict the import of our products.

Any one or more of these factors could increase our costs, reduce our revenues, or disrupt our operations, which could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to keep our key management and scientific personnel, then we are likely to face significant delays at a critical time in our corporate development and our business is likely to be damaged.

Our success depends upon the skills, experience and efforts of our management and other key personnel, including our chief executive officer, certain members of our scientific and engineering staff and our marketing executives. As a relatively new company, much of our corporate, scientific and technical knowledge is concentrated in the hands of these few individuals. We do not maintain key-man life insurance on any of our management or other key personnel. The loss of the services of one or more of our present management or other key personnel could significantly delay the development and/or launch of our products as there could be a learning curve of several months or more for any replacement personnel. Furthermore, competition for the type of highly skilled individuals we require is intense and we may not be able to attract and retain new employees of the caliber needed to achieve our objectives. Failure to replace key personnel could have a material adverse effect on our business, financial condition and operations.

If a non-competition clause in an employee’s employment agreement with his former employer is enforceable and such employer successfully seeks enforcement thereof, then we may be liable for damages, which could impair our potential profitability.

At the time we entered into an employment agreement with one of our employees, he was subject to an employment agreement with his former employer that included a non-competition clause. The former employer may seek to enforce such non-competition clause that purports to impose a fine upon us, in our capacity as our employee’s employer, and if a court of competent jurisdiction finds us liable for damages, such liability could impair our potential profitability. See “Management – Employment Agreements and Incentive Bonus Programs – Employment Agreement.”

Our certificate of incorporation limits liability of our directors, which could discourage you or other stockholders from bringing suits against our directors in circumstances where you think they might otherwise be warranted.

Our certificate of incorporation provides, with specific exceptions required by Delaware law, that our directors are not personally liable to us or our stockholders for monetary damages for any action or failure to take any action. In addition, we have agreed, and our certificate of incorporation and bylaws provide for, mandatory indemnification of directors and officers to the fullest extent permitted by Delaware law. These provisions may discourage stockholders from bringing suit against a director for breach of duty and may reduce the likelihood of derivative litigation brought by stockholders on our behalf against any of our directors.

If and to the extent we are found liable in certain proceedings or our expenses related to those or other legal proceedings become significant, then our liquidity could be materially adversely affected and the value of our stockholders’ interests in us could be impaired.

We are the defendant in an action captioned Marty Steinberg, Esq. as Receiver for Lancer Offshore, Inc. v. Nephros, Inc., Case No. 04-CV-20547, pending in the U.S. District Court for the Southern District of Florida (the “Ancillary Proceeding”). That action is ancillary to a proceeding captioned Securities and Exchange Commission v. Michael Lauer, et. al., Case No. 03-CV-80612, also pending in the U.S. District Court for the Southern District of Florida, in which the court has appointed a Receiver to manage Lancer Offshore, Inc. and various related entities (the “Receivership”). See “Business – Legal Proceedings.”

In the Ancillary Proceeding, the Receiver for Lancer Offshore, Inc. alleges that, in consideration for Lancer Offshore, Inc.’s agreement to enter into a settlement agreement in January 2003, we were required to deliver a note in the principal amount of $1,500,000 and an instrument evidencing the portion of warrants previously issued to Lancer Offshore, Inc. that were not surrendered by Lancer Offshore, Inc. pursuant to the settlement agreement, and the Receiver seeks payment of $1,500,000, together with interest, costs and attorneys’ fees, as well as delivery of a warrant evidencing the right to purchase until December 2007 an aggregate of 75,000 shares of our common stock for $2.50 per share (without giving effect to any adjustment that may result from the reverse stock split pursuant to the antidilution provisions of such warrant, as amended). Pursuant to our January 2003 settlement agreement with Lancer Offshore, Inc., such warrants were amended to provide that the exercise price per share and the number of shares issuable upon exercise thereof would not be adjusted as a result of a 0.2248318-for-one reverse stock split of our common stock that was contemplated at such time but never consummated. See “Business – Settlement Agreements – Lancer Offshore, Inc.” Lancer Offshore, Inc. may contend that the 75,000 shares and $2.50 per share exercise terms of their warrant are not subject to adjustment as a result of our currently contemplated 0.2841-for-one reverse stock split. Furthermore, Lancer Offshore, Inc. may claim that the number of shares issuable upon exercise of the warrant should actually be increased to 94,771 and the exercise price proportionally decreased to $1.98 per share, upon consummation of the currently planned split to adjust for the difference between the split contemplated in the warrants (0.2248318-for-one) and our currently planned split (0.2841-for-one). Although we have asserted claims for damages against Lancer Offshore, Inc. that exceed the amount sought in the Ancillary Proceeding by submitting a proof of claim in the Receivership and we have been discussing a potential settlement of all claims with the Receiver, there can be no assurance that these discussions will be successful. See “Business – Legal Proceedings.”

In June 2004, Hermitage Capital Corporation (“Hermitage”) threatened to sue us for warrants it claims are due to it under its settlement agreement with us as well as a placement fee and additional warrants it claims are, or will be, owed in connection with the offering to which this prospectus relates, as compensation for allegedly introducing us to the underwriter. We believe that Hermitage may bring such lawsuit imminently and expect that it will also include claims for various unspecified damages.

The form of warrants that would have been issuable to Hermitage pursuant to the settlement agreement, if the closing of the transactions contemplated by our settlement agreement with Lancer Offshore, Inc. had occurred, contained the same antidilution provisions as were added to Lancer Offshore, Inc.’s warrant pursuant to our settlement agreement with Lancer Offshore, Inc. Accordingly, Hermitage may contend that the 60,000 shares and $2.50 per share exercise terms of the warrant described in the settlement agreement would not be subject to adjustment as a result of our currently contemplated 0.2841-for-one reverse stock split. Furthermore, Hermitage may claim that the number of shares issuable upon exercise of the warrant should actually be increased to 75,817 and the exercise price proportionally decreased to $1.98 per share, upon consummation of the currently planned split to adjust for the difference between the split contemplated in the warrants (0.2248318-for-one) and our currently planned split (0.2841-for-one).

If and to the extent we are found to have significant liability to Lancer Offshore, Inc. or Hermitage, or our expenses related to defending against the Receiver’s claims in the Ancillary Proceeding, any lawsuit Hermitage may bring against us and/or pursuing our claims in the Receivership become significant, then our liquidity could be materially adversely affected and/or our stockholders could experience dilution in their investment in us and the value of our stockholders’ interests in us could be impaired. See “Business – Legal Proceedings.”

Risks Related to Our Industry

We expect to face significant competition from existing suppliers of renal replacement therapy devices, supplies and services. If we are not able to compete with them effectively, then we may not be profitable.

We expect to compete in the kidney dialysis market with existing suppliers of hemodialysis and peritoneal dialysis devices, supplies and services. Our competitors include Fresenius Medical Care AG, The Gambro Company and Baxter International Inc., currently three of the primary machine manufacturers in hemodialysis, as well as B. Braun Biotech International GmbH, Nipro Medical Corporation, Asahi Kasei Corporation and other smaller machine manufacturers in hemodialysis. Fresenius and Gambro also manufacture hemodiafiltration, or HDF, machines. These companies and most of our other competitors have longer operating histories and substantially greater financial, marketing, technical, manufacturing and research and development resources and experience than we have. Our competitors could use these resources and experiences to develop products that are more effective or less costly than any or all of our products or that could render any or all of our products obsolete. Our competitors could also use their economic strength to influence the market to continue to buy their existing products.

We do not have an established customer base and may encounter a high degree of competition in developing one. Our potential customers are a limited number of nephrologists, national, regional and local dialysis clinics and other healthcare providers. The number of our potential customers may be further limited to the extent any exclusive relationships exist or are entered into between our potential customers and our competitors. We cannot assure you that we will be successful in marketing our products to these potential customers. If we are not able to develop competitive products and take and hold sufficient market share from our competitors, we will not be profitable.

Some of our competitors own or could acquire dialysis clinics throughout the United States, our Target European Market and other regions of the world. We may not be able to successfully market our products to the dialysis clinics under their ownership. If our potential market is materially reduced in this manner, then our potential sales and revenues could be materially reduced.

Some of our competitors, including Fresenius and Gambro, manufacture their own products and own dialysis clinics in the United States, our Target European Market and other regions of the world. Because these competitors have historically tended to use their own products in their clinics, we may not be able to successfully market our products to the dialysis clinics under their ownership. Based on the annual reports for each company as of December 2003: (1) Fresenius treated in its own dialysis clinics approximately 26% of the dialysis patients in the United States, 7% of the dialysis patients in Fresenius’s European market, including the Czech Republic, France, Germany, Hungary, Italy, Portugal, Poland, Slovakia, Slovenia, Spain, Turkey and the United Kingdom, and 9% of the dialysis patients worldwide; and (2) Gambro treated in its own dialysis clinics approximately 14% of the dialysis patients in the United States, 3% of the dialysis patients in Europe and 4% of the dialysis patients worldwide. Based on certain marketing reports, we believe that, in September 2001, approximately 95% of the products then used by dialysis clinics owned by Fresenius were products of Fresenius and approximately 40% of the products then used by dialysis clinics owned by Gambro were products of Gambro. See The Dialysis Industry Could Get Bloody, Kidney Machinations, September 11, 2001.

We believe that there is currently a trend among ESRD therapy providers towards greater consolidation. If such consolidation takes the form of our competitors acquiring independent dialysis clinics, rather than such dialysis clinics banding together in independent chains, then more of our potential customers would also be our competitors. If our competitors continue to grow their networks of dialysis clinics, whether organically or through consolidation, and if we cannot successfully market our products to dialysis clinics owned by these competitors or any other competitors, then our revenues could be adversely affected.

If the size of the potential market for our products is significantly reduced due to pharmacological or technological advances in preventative and alternative treatments for ESRD, then our potential sales and revenues will suffer.

Pharmacological or technological advances in preventative or alternative treatments for ESRD could significantly reduce the number of ESRD patients needing our products. These pharmacological or technological advances may include:

•	the development of new medications, or improvements to existing medications, which help to delay the onset or prevent the progression of ESRD in high-risk patients (such as those with diabetes and hypertension);

•	the development of new medications, or improvements in existing medications, which reduce the incidence of kidney transplant rejection; and

•	developments in the use of kidneys harvested from genetically-engineered animals as a source of transplants.

If these or any other pharmacological or technological advances reduce the number of patients needing treatment for ESRD, then the size of the market for our products may be reduced and our potential sales and revenues will suffer.

If the number of ESRD patients needing ongoing treatment for ESRD does not increase at the rates projected by certain industry publications, then our potential market will be smaller than expected, and our sales and revenues could be adversely affected.

Based on certain industry publications as of year end 2002, the number of ESRD patients worldwide was approximately 1.6 million and expanding at rate of 6 to 7% per year. If the number of ESRD patients needing ongoing treatment for ESRD does not continue to increase at that rate, the size of the market for our products will not increase at the rate we estimate and, therefore, our anticipated sales and revenues may be reduced, and we may not be profitable. See The Worldwide Market for Dialysis Equipment, Supplies, and Services, February 2004, A Kalorama Information Market Intelligence Report, p.38.

If government and other third party reimbursement programs discontinue their coverage of ESRD treatment or reduce reimbursement rates for ESRD products, then we may not be able to sell as many units of our products as otherwise expected, or we may need to reduce the anticipated prices of our products and, in either case, our potential revenues may be reduced.

Providers of renal replacement therapy are often reimbursed by government programs, such as Medicare or Medicaid in the U.S., or other third-party reimbursement programs, such as private medical care plans and insurers. We believe that the amount of reimbursement for renal replacement therapy under these programs has a significant impact on the decisions of nephrologists, dialysis clinics and other health care providers regarding treatment methods and products. Accordingly, changes in the extent of coverage for renal replacement therapy or a reduction in the reimbursement rates under any or all of these programs may cause a decline in recommendations or purchases of our products, which would materially adversely affect the market for our products and reduce our potential sales. Alternatively, we might respond to reduced reimbursement rates by reducing the prices of our products, which could also reduce our potential revenues.

As the number of managed health care plans increases in the United States, amounts paid for our products by non-governmental programs may decrease and we may not generate sufficient revenues to be profitable.

We expect to obtain a portion of our revenues from reimbursement provided by non-governmental programs in the United States. Although non-governmental programs generally pay higher reimbursement rates than governmental programs, of the non-governmental programs, managed care plans generally pay lower reimbursement rates than insurance plans. Reliance on managed care plans for dialysis treatment may increase if future changes to the Medicare program require non-governmental programs to assume a greater percentage of the total cost of care given to dialysis patients over the term of their illness, or if managed care plans otherwise significantly increase their enrollment of these patients. If the reliance on managed care plans for dialysis treatment increases, more patients join managed care plans or managed care plans reduce reimbursement rates, we may need to reduce anticipated prices of our products or sell fewer units, and, in either case, our potential revenues would suffer.

If HDF does not become a preferred therapy for ESRD, then the market for our products may be limited and we may not be profitable.

A significant portion of our success is dependent on the acceptance and implementation of HDF as a preferred therapy for ESRD. There are several treatment options currently available and others may be developed. HDF may not increase in acceptance as a preferred therapy for ESRD. If it does not, the market for our products may be limited and we may not be able to sell a sufficient quantity of our products to be profitable.

If the per-treatment costs for dialysis clinics using our products are higher than the costs of clinics providing hemodialysis treatment, then we may not achieve market acceptance of our products in the United States and our potential sales and revenues will suffer.

If the cost of our products results in an increased cost to the dialysis clinic over hemodialysis therapies and such cost is not separately reimbursable by governmental programs or private medical care plans and insurers outside of the per-treatment fee, then we may not gain market acceptance for our products in the United States unless HDF therapy becomes the standard treatment method for ESRD. If we do not gain market acceptance for our products in the United States, then the size of our market and our anticipated sales and revenues will be reduced.

Proposals to modify the health care system in the United States or other countries could affect the pricing of our products. If we cannot sell our products at the prices we plan to, then our margins and our profitability will be adversely affected.

A substantial portion of the cost of treatment for ESRD in the United States is currently reimbursed by the Medicare program at prescribed rates. Proposals to modify the current health care system in the United States to improve access to health care and control its costs are continually being considered by the federal and state governments. We anticipate that the U.S. Congress and state legislatures will continue to review and assess alternative health care reform proposals. We cannot predict whether these reform proposals will be adopted, when they may be adopted or what impact they may have on us if they are adopted. Any spending decreases or other significant changes in the Medicare program could affect the pricing of our products. As we are not yet established in our business and it will take some time for us to begin to recoup our research and development costs, our profit margins are likely initially to be lower than those of our competitors and we may be more vulnerable to small decreases in price than many of our competitors.

Health administration authorities in countries other than the United States may not provide reimbursement for our products at rates sufficient for us to achieve profitability, or at all. Like the United States, these countries have considered health care reform proposals and could materially alter their government-sponsored health care programs by reducing reimbursement rates for dialysis products.

Any reduction in reimbursement rates under Medicare or foreign health care programs could negatively affect the pricing of our products. If we are not able to charge a sufficient amount for our products, then our margins and our profitability will be adversely affected.

If patients in our Target European Market were to reuse dialyzers, then our potential product sales could be materially adversely affected.

In the United States, a majority of dialysis clinics reuse dialyzers – that is, a single dialyzer is disinfected and reused by the same patient. However, the trend in our Target European Market is towards not reusing dialyzers, and some countries (such as France, Germany, Italy and the Netherlands) actually forbid the reuse of dialyzers. As a result, each patient in our Target European Market can generally be expected to purchase more dialyzers than each United States patient. The laws forbidding reuse could be repealed and it may become generally accepted to reuse dialyzers in our Target European Market, just as it currently is in the United States. If reuse of dialyzers were to become more common among patients in our Target European Market, then there would be demand for fewer dialyzer units and our potential product sales could be materially adversely affected.

Risks Related to this Offering

We may invest or spend the proceeds of this offering in ways with which you do not agree and in ways that may not yield a favorable return.

Our management will have broad discretion over the use of the net proceeds from this offering. Stockholders may not deem such uses desirable. Our use of the proceeds from this offering may vary substantially from our currently planned uses and investors in this offering will be relying on the judgment of our management with respect to the use of proceeds of this offering. We cannot assure you that we will apply such proceeds effectively or that we will invest such proceeds in a manner that will yield a favorable return or any return at all.

Several provisions of the Delaware General Corporation Law, our amended and restated certificate of incorporation and our bylaws could discourage, delay or prevent a merger or acquisition, which could adversely affect the market price of our common stock.

Several provisions of the Delaware General Corporation Law, our amended and restated certificate of incorporation and our bylaws could discourage, delay or prevent a merger or acquisition that stockholders may consider favorable, and the market price of our common stock could be reduced as a result. These provisions include:

•	authorizing our board of directors to issue “blank check” preferred stock without stockholder approval;

•	providing for a classified board of directors with staggered, three-year terms;

•	prohibiting us from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder unless certain provisions are met;

•	prohibiting cumulative voting in the election of directors;

•	prohibiting stockholder action by written consent unless the written consent is signed by all stockholders entitled to vote on the action;

•	limiting the persons who may call special meetings of stockholders; and

•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

As a relatively new company with little or no name recognition and with several risks and uncertainties that could impair our business operations, we are not likely to generate widespread interest in our common stock following this offering. Without widespread interest in our common stock, our common stock price may be highly volatile and your investment in our common stock could decline in value.

Prior to this offering, there has been no public market for our common stock. Unlike many companies with publicly traded securities, we have little or no name recognition outside the nephrology community. We are a relatively new company and very few investors are familiar with either our company or our products. As we will not be marketing our products directly to the public, it may be difficult for us to generate the kind of interest in our stock that other companies experience after an initial public offering. After this offering, an active trading market in our common stock might not develop, or if it does develop, might not continue.

Additionally, the market price of our common stock may fluctuate significantly in response to many factors, many of which are beyond our control. Risks and uncertainties described elsewhere in this “Risk Factors” section could impair our business operations or otherwise cause our operating results or prospects to be below expectations of investors and market analysts, which could adversely affect the market price of our common stock. As a result, investors purchasing in this offering may not be able to resell their shares at or above the initial public offering price and could lose all of their investment.

In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against the company. We may become involved in this type of litigation in the future. Litigation of this type could be extremely expensive and divert management’s attention and resources from running our company.

Because our capital requirements have been and will continue to be significant, we may need funds in addition to the net proceeds of this offering or we will not be able to continue to operate our business. If our business fails, then you could lose your entire investment.

Our capital requirements have been and will continue to be significant. To date, we have been dependent primarily on the net proceeds of private placements of our equity and debt securities, aggregating approximately $23.4 million. We are dependent upon the net proceeds of this offering to fund our marketing and sales efforts, clinical trials, regulatory approvals, research and development as well as our other working capital requirements. We currently have no committed sources of, or other arrangements with respect to, additional financing. We cannot assure you that our existing capital resources, together with the net proceeds from this offering and future operating cash flows, will be sufficient to fund our future operations. Our capital requirements will depend on numerous factors, including:

•	the time and cost involved in obtaining regulatory approval for our products;

•	the cost involved in protecting our proprietary rights;

•	the time and cost involved in manufacturing scale-up and in establishing marketing acceptance;

•	the time and cost involved in providing training and technical support networks; and

•	the effectiveness of other commercialization activities.

If we require additional capital beyond the cash, if any, generated from our operations and the proceeds of this offering, we would need to seek other forms of financing, through the sale of equity securities or otherwise, to achieve our business objectives. We cannot assure you that we will be able to obtain alternative financing on acceptable terms or at all. Our failure to obtain financing when needed could have a material adverse effect on us. Any additional equity financing could substantially dilute your equity interests in our company and any debt financing could impose significant financial and operational restrictions on us.

Our directors, executive officers and principal stockholders will control a significant portion of our stock after the offering and, if they choose to vote together, could have sufficient voting power to control the vote on substantially all corporate matters.

Even after completion of the offering, our directors, executive officers and principal stockholders will beneficially own a significant percentage of our common stock. Immediately following the offering to which this prospectus relates (without giving effect to the potential exercise of the underwriters’ over-allotment option), our directors, officers and principal stockholders may be deemed to beneficially own approximately 56% of our outstanding common stock. Should they act as a group, they will have the power to elect all of our directors and to control the vote on substantially all other corporate matters without the approval of other stockholders, including those stockholders who purchase stock in this offering. Furthermore, immediately following the offering to which the prospectus relates (without giving effect to the potential exercise of the underwriters’ over-allotment option), Ronald O. Perelman will beneficially own 28.3% of our outstanding common stock (35.3% prior to the offering). On the same basis, WPPN, LP, Wasserstein SBIC Ventures II L.P., WV II Employee Partners, LLC, and BW Employee Holdings, LLC, entities that may be deemed controlled by Bruce Wasserstein (the “Wasserstein Entities”), will beneficially own an aggregate of 15.4% of our outstanding common stock (19.2% prior to the offering), although Mr. Wasserstein himself disclaims beneficial ownership of the shares held by the Wasserstein Entities except to the extent of his pecuniary interest therein (which is less than 1% of our outstanding common stock). Our principal stockholders may have significant influence over our policies and affairs, including the election of directors. Furthermore, such concentration in voting power could enable those stockholders to delay or prevent another party from taking control of our company even where you might find such change of control transaction desirable.

Future sales of our common stock could cause the market price of our common stock to decline.

The market price of our common stock could decline due to sales of a large number of shares in the market after this offering, including sales of shares by our large stockholders, or the perception that such sales could occur. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of common stock.

All of our existing security holders (other than Lancer Offshore, Inc.) will be subject to lock-up agreements which prohibit the sale of any of their shares of our common stock in the public market until nine months from the effective date of this prospectus and, thereafter, on a cumulative basis for each holder, of more than  1/3 of our common stock held by such holder prior to 12 months from the effective date of this prospectus or more than  2/3 of our common stock held by such holder prior to 15 months from the effective date of this prospectus. Lancer Offshore Inc. is subject to a lock-up which prohibits the sale of all of the shares issuable upon exercise of its warrants in the public market until 180 days after the effective date. We have entered into registration rights agreements with many of our existing stockholders that entitle them to have an aggregate of 9,841,004 shares registered for sale in the public market. Moreover, many of those shares could be sold in the public market without registration after one year, subject to the limitations of Rule 144 under the Securities Act.

You will incur immediate and substantial dilution.

The assumed initial public offering price per share of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate and substantial dilution in the net tangible book value of their common stock of $5.08 per share, based on the assumed initial public offering price of $6.50 per share. To the extent we raise additional capital by issuing equity securities in the future, you and our other stockholders may experience substantial dilution and future investors may be granted rights superior to those of our current stockholders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These statements are not historical facts, but rather are based on our current expectations, estimates and projections about our industry, our beliefs and assumptions. Words including “may,” “could,” “would,” “anticipates,” “expects,” “intends,” “plans,” “projects,” “believes,” “seeks,” “estimates” and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which remain beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties are described in “Risk Factors” and elsewhere in this prospectus. We caution you not to place undue reliance on these forward-looking statements, which reflect our management’s view only as of the date of this prospectus. We are not obligated to update these statements or publicly release the result of any revisions to them to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

IMPORTANT ASSUMPTIONS IN THIS PROSPECTUS

Our trademarks are used herein without trademark notices

OLpur and H2H are among our trademarks for which registrations are pending. We have assumed, in this prospectus, that the reader understands that these terms are source-indicating. Accordingly, such terms appear throughout this prospectus without trademark notices for convenience only and should not be construed as being used in a descriptive or generic sense.

References to Shares of Common Stock in this Prospectus Assume the Filing of an Amendment and Restatement to our Certificate of Incorporation to Effect a Reverse Stock Split and to Fix the Number of Shares Issuable Upon Conversion of Our Preferred Stocks.

Prior to the effectiveness of the registration statement to which this prospectus relates, we intend to file an amendment and restatement of our certificate of incorporation, which, among other things, will effect a reverse stock split pursuant to which each share of our common stock then outstanding will be converted into 0.2841 of one share of our common stock. See “Description of Securities – Reverse Stock Split.” The proposed amendment and restatement of our certificate of incorporation will also provide that any dividends accrued on our preferred stocks after May 31, 2004 shall be repaid in cash following the offering to which this prospectus relates. By paying these marginal dividends in cash, we can hold constant the number of shares of common stock issuable upon conversion of our preferred stock.

Unless the context otherwise requires, all references in this prospectus to (1) the number of shares of our common stock outstanding, (2) the number of shares of our common stock issuable upon exercise or conversion, as the case may be, of options, warrants or convertible notes or (3) the number of shares of our common stock reserved for issuance, assumes the filing of such amendment and restatement.

All Information in this Prospectus Assumes that we have Obtained all Required Shareholder Approvals on or Prior to Effectiveness of the Registration Statement to which this Prospectus Relates.

Before we can file the amendment and restatement to our certificate of incorporation described above and perform various other actions in connection with this prospectus, we must obtain stockholder approval. We anticipate that we will obtain all required stockholder approval prior to the effectiveness of the registration statement to which this prospectus relates. Accordingly, all information in this prospectus assumes that all such stockholder approvals have been obtained.

Over-allotment Option Granted to the Underwriters has not been Exercised

Unless otherwise indicated, all information in this prospectus assumes that the over-allotment option granted to the underwriters by us has not been exercised.

Warrants are Subject to Antidilution Adjustments

Unless otherwise indicated, the number of shares of capital stock subject to all options and warrants referred to in this prospectus are (or were, as the case may be) subject to provisions known as “antidilution adjustments” that may increase or decrease the number of shares issuable upon exercise thereof and proportionately adjust the exercise price of options and warrants.

Dollar References are to U.S. Dollars

Unless otherwise indicated, all dollar references in this prospectus are (and the “$” symbol refers) to U.S. dollars.

USE OF PROCEEDS

At an assumed initial offering price of $6.50 per share, net proceeds of this offering will be approximately $13.4 million, after deducting underwriting discounts and commissions and other expenses, and, if the underwriters’ over-allotment option is exercised, net proceeds of this offering will be approximately $15.6 million, after deducting underwriting discounts and commissions and other expenses. We estimate that underwriting discounts and commissions and other expenses of this offering will be in the aggregate amount of approximately $2.8 million and, if the underwriters’ over-allotment option is exercised, approximately $3.1 million. As there has been no public market for our common stock, the assumed initial public offering price of our common stock has been determined by negotiation between us and the underwriters.

	Intended Use	Amount

1.	For the marketing and sales of our products through active solicitation of customers by exhibiting at trade shows, advertising in trade magazines and setting up a sales group to solicit prospective customers.	$4,600,000

2.	To complete certain clinical studies, obtain appropriate regulatory approvals and expand our research and development with respect to our products.	$2,700,000

3.	To acquire capital equipment needed for the more efficient manufacture of commercial quantities of OLpur MD190 product	$1,500,000

4.	To continue our product engineering to complete clinical grade OLpur H2H and OLpur NS2000 products	$1,400,000

5.	To pay Plexus Services Corp. amounts due under our settlement agreement with them. See “Business – Settlement Agreements.”	$ 275,000

6.	Any remaining amounts, for working capital purposes, including for additional salaries and wages as our organization grows and as we expand our presence in our Target European Market and establish operations in the United States and other markets, and for additional professional fees and expenses, other operating costs and payment of dividends on shares of our series B convertible preferred stock, series C convertible preferred stock and series D convertible preferred stock accruing from May 31, 2004 to the date of the consummation of this offering, which dividends accrue at a rate of 6% per annum and, in the aggregate, amount to approximately $3,000 per day. In the event the underwriters’ over-allotment option is exercised and/or the initial offering price is greater or less than $6.50 per share, then the amount of net proceeds available for working capital and general corporate purposes will be more or less than indicated in this table.	$2,925,000

The foregoing represents our best estimate of the allocation of the net proceeds of this offering based upon the current status of our business. Our estimates regarding the use of proceeds is based on certain assumptions, including the development of our business in the way we anticipate. If any of our assumptions prove incorrect, we may find it necessary to reallocate a portion of the proceeds within the above-described categories or use portions of the proceeds for other purposes. Our estimates may prove to be inaccurate, new programs or activities may be undertaken which will require considerable additional expenditures or unforeseen expenses may occur. Pending use, we will invest the net proceeds of this offering in bank certificates of deposit and other fully insured investment grade interest bearing securities. See “Risk Factors – We may invest or spend the proceeds of this offering in ways with which you may not agree...”

DIVIDEND POLICY

We have not declared or paid any cash or stock dividends on our common stock since our inception in April 1997. We have not declared or paid any cash dividends on our preferred stock either. However, in order to fix the number of shares of common stock issuable upon conversion of our preferred stocks upon consummation of this offering, we plan to pay any dividends on such preferred stocks that accrue after May 31, 2004 and prior to the consummation of this offering in cash. We presently intend to reinvest earnings to fund the development and expansion of our business and do not anticipate paying cash dividends on our common stock in the foreseeable future. The declaration of dividends will be at the discretion of our board of directors and will generally depend upon our earnings, capital requirements, financial position and general economic conditions.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2004:

•	on an actual basis, giving effect to an amendment to our certificate of incorporation to be filed prior to the commencement of this offering, which, among other things, will effect a reverse stock split pursuant to which each share of our common stock then outstanding will be converted into 0.2841 of one share of our common stock prior to the effectiveness of the registration statement to which this prospectus relates;

•	on a pro forma basis, after giving effect to: (i) a reverse stock split pursuant to which each share of our common stock then outstanding will be converted into 0.2841 of one share of our common stock prior to the effectiveness of the registration statement to which this prospectus relates; and (ii) the automatic conversion of all outstanding series A convertible preferred stock, series B convertible preferred stock, series C convertible preferred stock and series D convertible preferred stock into 8,263,107 shares of our common stock, upon the consummation of this offering; and

•

on a pro forma basis as adjusted, after giving effect to: (i) a reverse stock split pursuant to which each share of our common stock then outstanding will be converted into 0.2841 of one share of our common stock prior to the effectiveness of the registration statement to which this prospectus relates; (ii) the automatic conversion of all outstanding series A convertible preferred stock, series B convertible preferred stock, series C convertible preferred stock and series D convertible preferred stock into 8,263,107 shares of our common stock, upon the consummation of this offering; (iii) the receipt of net proceeds of $13.4 million from the sale of the 2,500,000 shares of common stock in this offering at an assumed initial public offering price of $6.50 per share, after deducting underwriting discounts and commissions and estimated offering expenses of $867,563; and (iv) the conversion of convertible notes in the aggregate principal amount of $250,000 (except for $50 thereof, which we repaid), the payment of $5,000 of accrued interest thereon and the exercise of warrant rights for the purchase of an aggregate of 87,500 shares of our series A convertible preferred stock for $1.00 per share in connection therewith and the conversion of such preferred stock into common stock upon the consummation of this offering (See “Certain Transactions”).

	March 31, 2004
	Actual (1)	Pro Forma (1)	Pro Forma As Adjusted (1)
	(unaudited)	(unaudited)	(unaudited)
Short-term convertible notes payable	$250,000	$250,000	$—
Mandatorily Redeemable Convertible Preferred Stock Series B Convertible Preferred Stock, par value $.001 per share: 2,333,333 shares authorized, 2,333,333 shares issued and outstanding; pro forma – 2,333,333 shares authorized, none issued and outstanding; pro forma as adjusted – 2,333,333 shares authorized, none issued and outstanding	2,522,500	—	—

Series C Convertible Preferred Stock, par value $.001 per share: 3,387,500 shares authorized, 3,137,550 shares issued and outstanding; pro forma – 3,387,500 shares authorized, none issued and outstanding; pro forma as adjusted – 3,387,500 shares authorized, none issued and outstanding	3,833,050	—	—

Series D Convertible Preferred Stock, par value $.001 per share: 20,000,000 shares authorized, 11,817,988 shares issued and outstanding; pro forma – 20,000,000 shares authorized, none issued and outstanding; pro forma as adjusted – 20,000,000 shares authorized, none issued and outstanding	2,966,001	—	—

Stockholders’ equity (deficit):
Series A Convertible Preferred Stock, par value $.001 per share: 4,500,000 shares authorized, 4,000,000 shares issued and outstanding; pro forma – 4,500,000 shares authorized, none issued and outstanding; pro forma as adjusted – 4,500,000 shares authorized, none issued and outstanding	4,000	—	—

Common Stock, par value $.001 per share: 49,000,000 shares authorized, 1,593,659 shares issued and outstanding; pro forma – 49,000,000 shares authorized, 9,856,766 shares issued and outstanding; pro forma as adjusted – 49,000,000 shares authorized, 12,452,636 shares issued and outstanding	1,594	9,857	12,453
Additional paid-in capital	23,710,534	33,027,822	46,795,113
Deferred compensation	(2,525,972)	(2,525,972)	(2,525,972)
Accumulated other comprehensive income	69,460	69,460	69,460
Accumulated deficit from inception	(26,532,925)	(26,532,925)	(26,532,925)

Total stockholders’ equity (deficit)	(5,273,309)	4,048,242	17,818,129

Total capitalization	$4,298,242	$4,298,242	$17,818,129

(1)	The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of March 31, 2004, and does not include the following:

•	375,000 shares of common stock reserved for issuance upon exercise of the underwriters’ over-allotment option;

•	250,000 shares of common stock reserved for issuance upon exercise of the underwriters’ warrants;

•	1,644,513 shares of common stock underlying stock options granted and outstanding pursuant to our equity incentive plan;

•	170,460 shares of common stock issuable upon exercise of warrants issued in June 2002 to a former supplier; See “Description of Securities – Other Warrants” and “Business – Settlement Agreements – Plexus Services Corp.;”

•	5,549 shares of common stock issuable upon exercise of warrants issued in September 2002 to certain former lenders. See “Description of Securities – Other Warrants”;

•	69,491 shares of common stock issuable upon conversion of preferred stock dividends accrued after March 31, 2004 and through May 31, 2004; and

•	Any shares of common stock that might be issuable to a former lender upon exercise of certain warrants. See “Description of Securities – Other Warrants” and “Business – Settlement Agreements – Lancer Offshore, Inc.”

DILUTION

Purchasers of our common stock in this offering will experience immediate and substantial dilution in the net tangible book value of the common stock from the initial public offering price. Net tangible book value per share represents the amount of our tangible assets reduced by the amount of our total liabilities, divided by the number of shares of common stock outstanding.

As of March 31, 2004, our pro forma net tangible book value was approximately $4.2 million, or approximately $0.43 per share of common stock after giving effect to (1) our reverse stock split, (2) the conversion of convertible notes in the aggregate principal amount of $250,000 (except for $50 thereof, which we repaid), the payment of $5,000 of accrued interest thereon and the exercise of warrant rights for the purchase of an aggregate of 87,500 shares of our series A convertible preferred stock for $1.00 per share in connection therewith (see “Certain Transactions”) and (3) the conversion of all outstanding shares of our series A convertible preferred stock, series B convertible preferred stock, series C convertible preferred stock and series D convertible preferred stock into shares of our common stock.

As of March 31, 2004, our pro forma net tangible book value as adjusted for the sale of the 2,500,000 shares of our common stock offered in this offering and application of the net proceeds of approximately $13.4 million (at the assumed initial public offering price of $6.50 per share and after deducting the underwriting discounts and commissions and estimated offering expenses of approximately $868,000) would have been approximately $1.42 per share.

This represents an immediate increase of $0.99 per share to existing stockholders and an immediate and substantial dilution of $5.08 per share to new investors purchasing common stock in this offering.

The following table illustrates this per share dilution:

Per Share of Common Stock
Assumed initial public offering price per share of common stock	$6.50
Pro forma net tangible book value as of March 31, 2004	0.43
Increase attributable to new investors	0.99

Pro forma net tangible book value after this offering	1.42

Dilution of net tangible book value to investors in this offering	$5.08

The following table summarizes on a pro forma basis, as of March 31, 2004, the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing holders of our common stock, including the conversion of all the outstanding series A convertible preferred stock, series B convertible preferred stock, series C convertible preferred stock and series D convertible preferred stock as well as conversion of outstanding preferred stock issued as of April 28, 2004 upon conversion of convertible notes and exercise of warrant rights granted in connection therewith into shares of our common stock, and investors in this offering, assuming the sale of all 2,500,000 shares offered by this prospectus at the price indicated above and before deducting any underwriting discounts and offering expenses payable by us.

	Shares		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing Stockholders	9,952,636	79.9%	$23,780,338	59.4%	$2.39
New Investors	2,500,000	20.1%	$16,250,000	40.6%	$6.50

Total	12,452,636	100%	$40,030,038	100%

The above discussion and tables exclude:

•	375,000 shares of common stock reserved for issuance upon exercise of the underwriters’ over-allotment option;

•	250,000 shares of common stock reserved for issuance upon exercise of the underwriters’ warrants;

•	1,644,513 shares of common stock underlying stock options granted and outstanding pursuant to our equity incentive plan;

•	170,460 shares of common stock issuable upon exercise of warrants issued in June 2002 to a former supplier; See “Description of Securities – Other Warrants” and “Business – Settlement Agreements – Plexus Services Corp.;”

•	5,549 shares of common stock issuable upon exercise of warrants issued in September 2002 to certain former lenders. See “Description of Securities – Other Warrants”;

•	69,491 shares of common stock issuable upon conversion of preferred stock dividends accrued after March 31, 2004 and through May 31, 2004; and

•	Any shares of common stock that might be issuable to a former lender upon exercise of certain warrants. See “Description of Securities – Other Warrants” and “Business – Settlement Agreements – Lancer Offshore, Inc.”

SELECTED FINANCIAL DATA

The following selected financial data should be read in connection with, and are qualified by reference to, the financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2003, 2002 and 2001, and the consolidated balance sheet data at December 31, 2003 and 2002, are derived from our consolidated financial statements included in this prospectus, which have been audited by Grant Thornton LLP, independent registered public accounting firm. The consolidated statements of operations data for the years ended December 31, 2000 and 1999, and the consolidated balance sheet data at December 31, 2001, 2000 and 1999, are derived from our consolidated financial statements that are not included in this prospectus. The consolidated statements of operations data for the quarters ended March 31, 2004 and 2003 and for the period from our inception on April 3, 1997 through March 31, 2004, and the consolidated balance sheet data as of March 31, 2004 and 2003, have been derived from our unaudited interim consolidated financial statements included in this prospectus. All share and per share data give effect to an amendment to our certificate of incorporation to be filed prior to the commencement of this offering which, among other things, will effect a reverse stock split pursuant to which each share of our common stock then outstanding will be converted into 0.2841 of one share of our common stock prior to the effectiveness of the registration statement to which this prospectus relates.

Consolidated Statements of Operations Data

	Period from Inception to March 31, 2004	Three Months ended March 31,		Year ended December 31,
		2004	2003	2003	2002	2001	2000	1999
	(unaudited)	(unaudited)	(unaudited)					(unaudited)
Revenue – other	$300,000	$—	$—	$—	$—	$300,000	$—	$—

Cost of Goods Sold	12,618	12,618	—	—	—	—	—	—

Gross Profit (Loss)	287,382	(12,618)	—	—	—	300,000	—	—

Operating expenses:
Research and development	11,966,225	690,024	228,596	1,320,556	957,616	737,858	4,781,708	2,682,105
Selling, general and administrative	9,350,395	1,316,435	545,389	3,673,902	1,097,400	652,828	854,315	866,127

Total operating expenses	21,316,620	2,006,459	773,985	4,994,458	2,055,016	1,390,686	5,636,023	3,548,232

Loss from operations	(21,029,238)	(2,019,077)	(773,985)	(4,994,458)	(2,055,016)	(1,090,686)	(5,636,023)	(3,548,232)

Other income:
Other income	6,113	—	—	—	—	—	668	5,445
Interest income	174,442	1,345	—	—	181	5,497	22,765	57,970
Interest expense and amortization of debt discount	(1,837,542)	—	(588,000)	(641,542)	(1,196,000)	—	—	—
Gain on disposal of assets	30,007	—	—	—	—	—	30,007	—
Forgiveness of indebtedness	833,793	—	—	—	833,793	—	—	—
Abandonment of IPO costs	—	—	(950,000)	—	—	—	—	—

Total other income (expense)	(793,187)	1,345	(1,538,000)	(641,542)	(362,026)	5,497	53,440	63,415

Net loss	(21,822,425)	(2,017,732)	(2,311,985)	(5,636,000)	(2,417,042)	(1,085,189)	(5,582,583)	(3,484,817)

Cumulative preferred dividends and accretion	(4,710,500)	(2,071,500)	(89,000)	(1,791,000)	(365,000)	(314,000)	(169,000)	—

Net loss attributable to common stockholders	(26,532,925)	(4,089,232)	(2,400,985)	(7,427,000)	(2,782,042)	(1,399,189)	(5,751,583)	(3,484,817)

Net loss per share –
Basic and diluted		$(2.57)	$(1.51)	$(4.66)	$(1.75)	$(0.88)	$(3.67)	$(2.23)

Weighted-average shares outstanding –
Basic and diluted		1,593,659	1,593,659	1,593,659	1,593,659	1,592,096	1,565,249	1,563,900

Pro forma per share data (unaudited)
Pro forma net loss per share (1)
Basic and diluted		$(0.23)	$(0.50)	$(1.07)	$(0.55)	$(0.26)	$(1.59)	$(1.29)

Pro forma weighted average shares outstanding (1)
Basic and diluted		8,637,746	4,588,687	5,283,212	4,423,255	4,180,918	3,510,986	2,700,300

(1)	Gives effect to conversion of all mandatorily convertible preferred stock (including accrued preferred dividends) into common stock upon completion of this initial public offering.

Consolidated Balance Sheet Data

	Quarter ended March 31, 2004		Year ended December 31,
	Pro Forma (1)	Actual	2003	2002	2001	2000	1999
	(unaudited)	(unaudited)				(unaudited)	(unaudited)
Cash and cash equivalents	5,566,995	5,566,995	4,121,263	240,412	277,526	162,921	289,632
Working capital (deficiency)	3,371,650	3,371,650	1,375,656	(2,190,242)	(1,756,838)	(1,734,998)	(293,646)
Total assets	7,357,554	7,357,554	5,033,888	1,279,583	394,624	347,462	509,046
Short-term debt and accrued liabilities, net	1,750,000	1,750,000	1,750,000	1,610,000	105,000	—	—
Redeemable preferred stock	—	9,321,551	7,250,051	5,885,550	5,520,550	4,266,550	—
Stockholders’ equity (deficiency)	$4,048,242	$(5,273,309)	$(5,382,346)	$(7,995,193)	$(7,163,151)	$(5,823,962)	$(77,379)

(1)	Gives effect to the conversion of all mandatorily convertible preferred stock (including accrued preferred dividends) into common stock upon completion of this initial public offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the financial statements and notes thereto included elsewhere in this prospectus.

Overview

Since our inception in April 1997, we have been engaged in the development of hemodiafiltration, or HDF, products and technologies for treating patients with End Stage Renal Disease, or ESRD. Our products include the OLpur MD190, a dialyzer, OLpur H2H, an add-on module designed to enable HDF therapy using the most common types of hemodialysis machines, and the OLpur NS2000 system, a stand-alone HDF machine with associated filter technology. We began selling our OLpur MD190 dialyzer in some or all of Cyprus, France, Germany, Greece, Ireland, Italy, the Netherlands, Portugal, Spain, Sweden, Switzerland and the United Kingdom (referred to in this prospectus collectively as our “Target European Market”) in January 2004, and have developed prototypes for our OLpur H2H product. We are developing our OLpur NS2000 product in conjunction with an established machine manufacturer in Italy. We are working with this manufacturer to modify an existing HDF platform they currently offer for sale in parts of our Target European Market, incorporating our proprietary H2H technology.

We believe that the ESRD therapy industry has seen, at best, incremental improvements in therapy efficacy over the thirty year lifetime of the industry. There have been two significant improvements during this period: the introduction of (1) more water-permeable (or “high flux”) membranes in the 1980s; and (2) functional convective therapy in the form of hemodiafiltration (“HDF”) technology providing real-time, online ultra-purified (or “substitution”) fluid. The objective in enhancing ESRD therapy is to approximate as closely as possible the processes taking place in a healthy kidney. To that end, high flux membranes support the removal of a larger range of toxins by providing for passage of larger toxins across the membrane wall, and HDF brings to bear the same forces as those used in the kidney, namely convection, to further enhance removal of toxins from the blood. While both of these improvements have seen acceptance in the markets where they are available, we believe HDF would see a higher growth rate were it not for the higher costs and complexity of operation associated with offering this treatment modality with existing technologies.

Because of the advantages of HDF in reducing drug requirements and morbidity, and increasing patient life expectancy (see “Business – Overview”), we believe this modality has substantial potential if it can be delivered on a more cost-effective basis. In addition, our efforts are focused on delivering the most effective HDF available as measured by toxin clearance, which we believe will further enhance the beneficial effects of this modality. We face two primary potential challenges in delivering these advances:

(1)	Price competition. We make every effort to be efficient in acquiring our raw materials and manufacturing our product so as to have flexibility in our product pricing. We believe we can comfortably match our competitors’ pricing for products at the premium end of the product spectrum, which is where our market resides. In addition, if we are able to move more product into the market, our manufacturing costs will be reduced in relation to production volume.

(2)	Competitive innovation. We continue to innovate, both on our own and in cooperation with our manufacturers and key suppliers, to ensure that our products will continue to perform competitively. Our own research and development efforts continue, examining innovative approaches to toxin clearance. Additionally, our key suppliers are driven by their own competition to offer superior product. Our manufacturer and key suppliers have recognized us as a substantial sales opportunity as a result of our innovative technology. Accordingly, we have been first to receive new and more effective innovations from these business partners. For example, we are already incorporating more advanced fiber technology into our filter design, which we expect will further enhance toxin clearance.

We have responded to these market conditions by addressing both treatment efficacy and cost in designing our products for ESRD therapy.

To date, we have devoted substantially all of our efforts to research, clinical development, seeking regulatory approval and establishing manufacturing and marketing relationships and our own marketing and sales support staff for the development, production and sale of our products in our Target European Market and the United States upon their approval by appropriate regulatory authorities.

There are three main factors driving our concentration on our Target European Market and Japan: (1) HDF technology is in use in our Target European Market and Japan but not in the United States; (2) dialysis clinics in our Target European Market (other than the United Kingdom) and Japan use dialyzers only once rather than reprocessing and reusing them, resulting in use of approximately 156 filters per year per patient in these regions, while in the United States, filters are generally re-used for a given patient, resulting in a much lower per-patient annual filter volume; and (3) higher reimbursement rates in our Target European Market and Japan more readily support the acceptance of advanced technology, as evidenced by the adoption of HDF in these regions, in contrast to the United States. For these reasons, even if we were currently permitted to market our filter product in the United States, we would still be focusing primarily on our Target European Market and Japan.

We began sales of our first product in March 2004. Accordingly, our sales history does not yet provide a basis from which to reasonably estimate rates of product return, if any. Consequently, and until we can estimate rates of return, if any, more effectively, we will not recognize revenue from these sales until the rights of return have expired. At December 31, 2003 and March 31, 2004, we had a deficit accumulated of $22.4 million and $26.5 million, respectively, and we expect to incur additional losses in the foreseeable future. We have financed our operations to date primarily through private sales of our equity and debt securities. From inception through December 31, 2003, we received net offering proceeds from private sales of equity and debt securities of approximately $19.6 million. During the same period, we generated revenues of $300,000 from all other sources combined. In the quarter ended March 31, 2004, we received net offering proceeds from private sales of equity and debt securities of approximately $3.8 million and generated no revenues from any other sources. We anticipate, based on our currently proposed plans and assumptions, that the net proceeds of this offering will be sufficient to satisfy our cash requirements, with no further financing, to obtain positive cash flow.

In early 2003, due to cash-flow constraints, we focused on obtaining CE marking for our OLpur MD190 product and raising additional funds. In the second quarter of 2003, we received $1 million from the sale of convertible bridge notes to certain of our existing securityholders. We obtained CE marking for our OLpur MD190 filter in July 2003, triggering the option for the holders of our convertible bridge notes to convert their bridge notes into series D convertible preferred stock and to purchase additional shares of such preferred stock in connection therewith. The bridge notes were all converted in the third quarter of 2003, and we received an additional approximately $4 million (including $210,000 of debt conversion) immediately upon such conversion and another $3 million and $3.8 million in the fourth quarter of 2003 and the first quarter of 2004, respectively, through sales of our series D convertible preferred stock in connection with such conversion. For additional information regarding our sale of bridge notes and series D convertible preferred stock in connection with the conversion thereof, see “Certain Transactions – Bridge Financing.” Following our receipt of CE marking and with the funds generated by the series D convertible preferred stock financing, we entered our current growth phase, accelerating our H2H development efforts and expanding our accounting, marketing and customer service functions.

The following trends, events and uncertainties may have a material impact on our potential sales, revenue and income from operations:

(1)	the completion of our regulatory approval processes for each of our products in our target territories;

(2)	the completion of additional clinical trials;

(3)	our ability to influence the adoption by physicians, nephrologists and other medical professionals of HDF therapy in the United States and of our technologies and products in each of our target markets; and

(4)	the consolidation of dialysis clinics into larger clinical groups.

To the extent we are unable to succeed in accomplishing (1) through (3), our sales could be lower than expected and dramatically impair our ability to generate income from operations. With respect to (4), the impact could either be positive, in the case where dialysis clinics consolidate into independent chains, or negative, in the case where competitors acquire these dialysis clinics and use their own products, as competitors have historically tended to use their own products in clinics they have acquired.

Critical Accounting Policies

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized in accordance with Securities and Exchange Commission Staff Accounting Bulletin, or SAB, No. 104 Revenue Recognition. SAB No. 104 requires that four basic criteria must be met before revenue can be recognized: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the fee is fixed and determinable; and (iv) collectibility is reasonably assured. We began sales of our first product in March 2004. Accordingly, our sales history does not yet provide a basis from which to reasonably estimate rates of product return, if any. Consequently, and until we can estimate rates of return, if any, more effectively, we will not recognize revenue from these sales until the rights of return have expired.

Research and Development Costs

Our research and development costs are expensed as incurred.

Stock-based Compensation

We accounted for non-employee stock-based awards in which goods or services are the consideration received for the equity instruments issued based on the fair value of the equity instruments issued in accordance with the EITF 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction With Selling, Goods or Services.”

We accounted for stock-based compensation to employees under the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and disclosed the effect of the differences which would result had we applied the fair-value-based method of accounting on a pro forma basis, as required by Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation.”

We have elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, and related interpretations in accounting for our employee stock options because the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, or SFAS No. 123, as amended by SFAS No. 148, requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of our employee and director stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. As a private company, estimates of the fair value of our common stock is difficult, due to infrequent sales of equity securities to third parties. Such estimates significantly impact stock-based compensation and are based on management judgments. In calculating fair value for awards to non-employees as well as for pro forma disclosure purposes, there are certain assumptions that we use, as disclosed in note 7 of our consolidated financial statements, consisting of dividend yield, risk-free interest rate, stock price volatility and weighted average expected life of the option.

Inventory

Inventory is stated at the lower of cost or market.

Plan of Operation

Based on our cash flow projections, we expect that the net proceeds from this offering will be sufficient to satisfy our cash needs, with no further financing required, to obtain positive cash flow. However, if our sales do not meet our projections or our expenses exceed our expectations, then we may need to raise additional funds through additional public or private offerings of our securities. In such event, if we are unable to raise additional funds on a timely basis or at all, any progress with respect to our products, and, therefore, our potential revenues would be adversely affected.

We intend to focus our research and development efforts primarily for the remainder of fiscal 2004 on:

•	continuing our clinical studies on the OLpur MD190 to provide definitive demonstration of the OLpur MD190’s efficacy, including four such studies we have already initiated in our Target European Market; and

•	advancing our OLpur H2H product development in order to eventually obtain regulatory approval (a) for the OLpur H2H product in the European Community (which we have targeted for the second quarter of 2005) and (b) for the OLpur H2H and the OLpur MD190 in the United States (which we have targeted for the first half of 2006).

We plan to purchase production-related equipment and tooling for placement at facilities of our manufacturers in order to reduce our manufacturing costs in the last six months of 2004 and beyond. For additional information with respect to our research and development efforts, see the discussions under the captions “Our Products,” “Our Strategy,” “Clinical Testing,” and “Governmental Regulation” under the “Business” section of this prospectus.

We intend to focus our sales and marketing efforts for the remainder of fiscal 2004 primarily on expanding our marketing of OLpur MD190 in our Target European Market.

Furthermore, we anticipate initiating marketing of OLpur H2H in our Target European Market once we obtain the requisite regulatory approvals, and initiating marketing of our OLpur H2H device in conjunction with our OLpur MD190 filters in the United States as soon as we obtain the requisite regulatory approvals for them. For additional information with respect to our sales and marketing strategy, see “Sales and Marketing” under the “Business” section of this prospectus.

We have already begun generating sales of the OLpur MD190 in our Target European Market; however, our sales history does not yet provide a statistically valid insight into rates of product return, if any. Consequently, and until we can estimate rates of return, if any, more effectively, we will not recognize revenue from these sales until the rights of return have expired. We do not anticipate that we will begin to recognize revenues from sales of the OLpur H2H in our Target European Market before the end of the second quarter of 2005, nor do we anticipate that we will begin to recognize revenues from sales of the OLpur MD190 in conjunction with OLpur H2H in the United States before the end of the second quarter of 2006.

In August 2003, we established a European customer service and financial operations center in Dublin, Ireland. Our sales staff are based in various parts of our Target European Market. We have a Clinical Services Director who provides customer support and training. We intend to add two to four members to our sales staff in each of our Target European Market and the United States, as well as two to three members to our administrative staff in each of our Target European Market and the United States. We intend to make our European staff additions as we expand our presence in our Target European Market and such expansion is currently in process. We intend to make our U.S. staff additions at or around the time we file for regulatory approval for the H2H in the United States, which we expect to occur in the fourth quarter of 2005 or the first quarter of 2006.

Results of Operations

Three months Ended March 31, 2004 Compared to Three Months Ended March 31, 2003

Summary Table

	Three months ended March 31,
Line	2003	2004	Increase (decrease)
	(unaudited)	(unaudited)
Research and development	$228,596	$690,024	$461,428
Selling, general and administrative	545,389	1,316,435	771,046
Other income (expense), net	(1,538,000)	1,345	1,539,345
Net loss	(2,311,985)	(2,017,732)	294,253

Research and Development. Research and development expenses are comprised of salaries and fees of our personnel and scientific and engineering consultants and related costs, machine and product parts and software, product testing, patent expenses and clinical studies. The increase in research and development from the first three months of 2003 to the first three months of 2004 is attributable primarily to an approximately $345,000 increase in machine development expenses and an approximately $106,000 increase in outside testing and clinical trials related to our accelerated development of H2H technology and the associated engineering.

Selling, General and Administrative. Our selling, general and administrative expenses consist primarily of personnel and related costs for general corporate functions, including finance, accounting, legal, human resources, facilities and information systems expense. Our expenses increased in the first three months of 2004 due to: a $301,000 increase in compensation expense, including an approximately $284,000 increase in non-cash compensation associated with option grants primarily driven by the cost of new personnel, including customer service representatives to serve our Target European Market, a sales director, a marketing manager and accounting personnel; as well as $385,000 of expenses related to the establishment of our Irish subsidiary, including the lease of office space in Ireland and compensation of personnel in Ireland.

Other Income (Expense), net. Other income (expense), net consists of interest income earned on cash deposits and short-term investments, reduced by interest expense and amortization of debt discount and gains and losses in sales of property and assets. Our other income (expense), net increased in the first three months of 2004 due to the write off in the first three months of 2003 of approximately $950,000 of abandoned initial public offering costs combined with approximately $559,000 amortization of a debt discount in the first three months of 2003 associated with a convertible promissory note issued in 2002.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Summary Table

	Year ended December 31,
Line	2002	2003	Increase (decrease)
Research and development	$957,616	$1,320,556	$362,940
Selling, general and administrative	1,097,400	3,673,902	2,576,502
Other income (expense), net	(362,026)	(641,542)	(279,516)
Net income (loss)	(2,417,042)	(5,636,000)	(3,218,958)

Research and Development. Research and development expenses are comprised of salaries and fees of our personnel and scientific and engineering consultants and related costs, machine and product parts and software, product testing, patent expenses and clinical studies. The increase in research and development expense was caused primarily by a $73,000 machine development expense incurred in 2003 by our Irish subsidiary, $199,000 of non-cash compensation associated with option grants in 2003; a $229,000 increase in payroll expense due to the hiring of four additional employees hired from late 2002 to mid 2003. These increases were partially offset by a $105,000 reduction in clinical trials expense from 2002 to 2003.

Selling, General and Administrative. Our selling, general and administrative expenses consist primarily of personnel and related costs for general corporate functions, including finance, accounting, legal, human resources, facilities and information systems expense. The increase in our selling, general and administrative expenses was primarily due to: $1.8 million in non-cash compensation in connection with options granted in 2003; an increase of approximately $180,000 in marketing expenses related to expanding our marketing and customer service functions; approximately $303,000 in expenses related to establishing our facilities in Ireland; and $196,000 increased patent expense as we maintain more of our patents in additional geographic areas. We expect our expenses from marketing and customer service activities to increase in future periods, as we plan to seek greater market penetration with our OLpur MD190 within our Target European Market and to enter additional markets and introduce additional products once we obtain the requisite regulatory approvals. We expect our patent expenses to continue to increase, as we support more patents in additional territories.

Other Income (Expense), net. Other income (expense), net consists of interest income earned on cash deposits and short-term investments as well as other income, reduced by interest expense and amortization of debt discount and gains and losses in sales of property and assets. Although our amortization of debt discount associated with a convertible promissory note issued in 2002 decreased from approximately $1.2 million in 2002 to $583,000 in 2003, our other expense, net increased as a result of $834,000 income recognized in connection with our settlement in 2002 of a liability to one of our suppliers. Although we had other expense in 2003 of approximately $1.3 million booked in the first and second quarters of 2003 in connection with the write-off of abandoned initial public offering costs, such expense was completely offset by settlement of outstanding liabilities associated with such abandoned initial public offering that we booked in the fourth quarter of 2003.

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

Summary Table

	Year ended December 31,
Line	2001	2002	Increase (decrease)
Revenues	$300,000	$—	$(300,000)
Research and development	737,858	957,616	219,758
Selling, general and administrative	652,828	1,097,400	444,572
Other income (expense), net	5,497	(362,026)	(367,523)
Net income (loss)	(1,085,189)	(2,417,042)	(1,331,853)

Revenues. The decrease in revenues occurred because, during the last quarter of 2001, prior to initiating a collaborative product feasibility study we had contemplated with Gambro Renal Products (a division of The Gambro Company), Gambro terminated our agreement and paid us a termination fee of $300,000. As of the date of this prospectus, we do not have any plans to enter into any additional agreements of this nature.

Research and Development. Research and development expenses are comprised of salaries and fees of our personnel and scientific and engineering consultants and related costs, machine and product parts and software, product testing, patent expenses and clinical studies. The increase in our research and development expenses was primarily due to a $46,000 increase in research and development related salaries, $146,000 of expenses associated with our initiation of our clinical trial processes and a $40,000 increase in expenses for the development of the OLpur MD190.

Selling, General and Administrative. Our selling, general and administrative expenses consist primarily of personnel and related costs for general corporate functions, including finance, accounting, legal, human resources, facilities and information systems expense. The increase was primarily due to a $305,000 increase in professional fees caused by legal and accounting expenses relating to our pursuit of an initial public offering and a $106,000 increase in marketing expenses.

Other Income (Expense), Net. Other income (expense), net consists of interest income earned on cash deposits and short-term investments as well as other income, reduced by interest expense and amortization of debt discount and gains and losses in sales of property and assets. The decrease in our other income was primarily due to approximately $1.2 million amortization of debt discount in 2002 associated with a convertible promissory note issued in connection with a financing in 2002 offset by a $834,000 gain that resulted from the forgiveness of indebtedness by Plexus pursuant to the settlement agreement in June 2002 (see “Business–Settlement Agreements”).

Liquidity and Capital Resources

At December 31, 2003 and March 31, 2004, we had a deficit accumulated of $22.4 million and $26.5 million, respectively, and we expect to incur additional losses in the foreseeable future at least until such time, if ever, that we manufacture and market our products profitably. Our independent registered public accounting firm has included an explanatory paragraph in their report on our financial statements attached to this prospectus which expresses doubt as to our ability to continue as a going concern. We have financed our operations to date primarily through private sales of our equity and debt securities. From inception through December 31, 2003, we had received net offering proceeds from private sales of equity and debt securities of approximately $19.6 million. During the same period, we generated revenues of $300,000 from all other sources combined. For the three months ended March 31, 2004, we received net offering proceeds from private sales of equity and debt securities of approximately $3.8 million and generated no revenues from any other sources.

From our inception in 1997 through March 31, 2004, we made approximately $1.2 million of net capital expenditures and used $16.8 million in cash to support our operations. At March 31, 2004, we had cash and cash equivalents of $5.6 million and working capital of $3.4 million.

We expect to put our current capital resources, together with the proceeds of this offering, to the following uses (see “Use of Proceeds”):

•	for the marketing and sales of our products;

•	to complete certain clinical studies, obtain appropriate regulatory approvals and expand our research and development with respect to our products;

•	To acquire capital equipment needed for the more efficient manufacture of commercial quantities of OLpur MD190 product and our other products;

•	to continue our product engineering;

•	to pay Plexus Services Corp. amounts due under our settlement agreement with them;

•	to pay any dividends on shares of our series B convertible preferred stock, series C convertible preferred stock and series D convertible preferred stock accruing from May 31, 2004 to the date of the consummation of this offering; and

•	for working capital purposes, including for additional salaries and wages as our organization grows and as we expand our presence in our Target European Market and establish operations in the United States and other markets, and for additional professional fees and expenses and other operating costs.

In the event the underwriters’ over-allotment option is exercised, we will realize additional net proceeds, which we intend to use for working capital and general corporate purposes. See “Use of Proceeds.” We anticipate, based on our currently proposed plans and assumptions, that the net proceeds of this offering will be sufficient to satisfy our cash requirements, with no further financing, to obtain positive cash flow.

Over the next 12 months, we expect to spend approximately $3 million on research and development and approximately $1.5 million on the sales and marketing of our products. Our long-term future liquidity sources and requirements will depend on many factors, including the timing and costs associated with obtaining CE marking or United States regulatory approval, continued progress in research and development, clinical studies, manufacturing scale-up, the cost involved in filing and enforcing patent claims and the status of competitive products. In the event that our plans change, our assumptions change or prove inaccurate, or if the proceeds of this offering, together with other funding resources including anticipated sales of our products, otherwise prove to be insufficient to fund our operations, we could be required to seek additional financing. We have no current arrangements with respect to sources of additional financing.

At March 31, 2004, the net operating losses available to offset future taxable income were approximately $23.0 million. These carryforwards expire at various dates beginning in 2012 through 2023. Following any transaction, or series of transactions within any three year period, that constitute(s) a change in control under applicable provisions of the United States Internal Revenue Code, net operating loss carryforwards may be subject to an annual limitation. If we were to experience such a change in control, our ability to use our net operating loss carryforwards to reduce federal income tax liabilities may be limited.

The following table summarizes our contractual cash obligations and other commercial commitments as of December 31, 2003:

	Payment due by period
Contractual Obligations	Total	Less than 1 yr	1 to 3 years	3 to 5 years	More than 5 years
	(in thousands)
Operating lease and similar obligations	$105	$60	$41	$4	—
Purchase obligations related to manufacturing equipment and molds for the production of our OLpur MD190 filter product	567	567	—	—	—

Total	$672	$627	$41	$4	—

Off-Balance Sheet Arrangements

We do not currently have, nor have we ever had, any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not engage in trading activities involving non-exchange traded contracts. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships.

Seasonality

Our results of operations have not been, and we do not expect our results of operations in the future to be, materially affected by seasonal changes. Our results of operations have varied, and may continue to vary, significantly from quarter to quarter as a result of extraordinary or non-cyclical factors.

Quantitative and Qualitative Disclosures About Market Risk

We do not use derivative instruments for trading or speculative purposes, and have not, to date, acquired any derivative securities for hedging purposes. Our international operations do subject us to certain currency risks. For example, we have conducted our financing activities and hold our cash and cash equivalents in U.S. dollars, while we pay our manufacturers in Euro. If the dollar were to weaken significantly with respect to the Euro, then the cost of manufacturing our products would increase in dollar terms. Nonetheless, since we expect our sales to be primarily in Euro in the near term, if the dollar were to so weaken, then our revenues would increase in dollar terms. On the other hand, at such time, if ever, that we have material sales in the U.S., if the dollar were to so weaken, it could adversely effect our income.

BUSINESS

Overview

We are a Delaware corporation founded in 1997 by health professionals, scientists and engineers affiliated with Columbia University to develop advanced End Stage Renal Disease, or ESRD, therapy technology and products that would address both patient treatment needs and the clinical and financial needs of the treatment provider. Although the Chairman of our Board is the Chairman of Columbia University’s Department of Surgery and we license the right to use office space from Columbia University, we do not currently have any other material relationship with Columbia University. We began selling our first product in March 2004. For information regarding our plan of operation for the remainder of 2004, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Plan of Operation.”

On June 4, 2003, our wholly-owned subsidiary Nephros International Limited was incorporated under the laws of Ireland. In August 2003, we established an European Customer Service and financial operations center in Dublin, Ireland.

We currently have three products in various stages of development in the hemodiafiltration, or HDF, modality to deliver improved therapy to ESRD patients:

•	OLpur MD190, our filter designed expressly for HDF therapy and employing our proprietary Mid-Dilution Diafiltration technology;

•	OLpur H2H, our add-on module designed to allow the most common types of hemodialysis machines to be used for HDF therapy, and

•	OLpur NS2000 system, our stand-alone HDF machine and associated filter technology.

We believe that our OLpur MD190 is more effective than any products currently available for ESRD therapy, because our dialyzer is better at removing certain larger toxins (known in the industry as “middle molecules” because of their heavier molecular weight) from blood. We also believe that OLpur H2H will, upon introduction, expand the use of HDF as a cost-effective and attractive alternative for ESRD therapy.

The accumulation of middle molecules in the blood has been related to such conditions as malnutrition, impaired cardiac function, carpal tunnel syndrome, and degenerative bone disease in the ESRD patient. See “Business – Limitations of Extracorporeal Renal Replacement Therapies.” Based on our review of industry publications, we believe that some of the morbidity associated with chronic hemodialysis results from the retention of middle molecules that are not effectively removed by diffusion in conventional hemodialysis (see R. Ward et al., A Comparison of On-Line Hemodiafiltration and High-Flux Hemodialysis: A Prospective Clinical Study, Journal of American Society of Nephrology, 2000; 11(2):2344-50) and that use of a dialyzer with a high rate of middle molecule removal may reduce the risk of mortality in ESRD patients. See J.K. Leypoldt et al., Effect of Dialysis Membranes and Middle Molecule Removal on Chronic Hemodialysis Patient Survival, American Journal of Kidney Diseases, 1999; 33:349-355.

Based on our review of industry publications, we believe that the HDF process removes more blood impurities than the other currently available kidney replacement therapies and removes more effectively the middle molecules that accumulate in the body. See I. Ledebo, On-Line Hemodiafiltration: Technique and Therapy, Advances in Renal Replacement Therapies, 1999; 6(2):195-208; M.A. Mishkin et al., Solute Removal in Hemodiafiltration Compared to Standard High Flux Dialysis: Combined Analysis of 2 Cross Over Studies, Journal of American Society of Nephrology, 2002; 13:238A/ASN. Moreover, when compared to existing HDF standards in laboratory bench studies conducted by members of our research and development staff and by a third party, and in clinical studies conducted in Montpellier, France, the OLpur MD190 improves toxin removal from the patient by over 80% for a range of toxins, and in particular, middle molecules.

A number of published industry articles support HDF as a superior modality for ESRD therapy, at least in part due to HDF’s greater clearance of middle molecules. Based on these articles, we believe:

•	convective therapies, such as HDF, enhance therapy performance and provide the most blood purification over a wide molecular weight spectrum achievable with present renal replacement therapies (see B. Canaud et al., Ultrafiltration and Convective-Based Dialysis Modalities: New Trends and Applications for Renal Replacement Therapy in ESRD Patients, Nephrology Dialysis Transplantation, 1999; 14(Suppl):98-105; I. Ledebo, On-Line Hemodiafiltration: Technique and Therapy, Advances in Renal Replacement Therapies, 1999; 6(2):195-208; J.K. Leypoldt, Solute Fixes in Different Treatment Modalities, Nephrol. Dialysis Transplant., 2000; 15(Supp.1):3-9);

•	HDF can elevate hemoglobin by reducing erythropoietin resistance (a condition whereby the administration of the drug erythropoietin (EPO) is not effective in increasing the production of red blood cells, thus requiring larger doses of EPO to maintain a target hemoglobin level), improving iron utilization and potentially further improving the quality of life for ESRD patients. We believe that the accumulation of uremic toxins (in particular middle molecules) in the blood of dialysis patients causes this EPO resistance. Studies have found that more effective treatments (including on-line HDF) reduce EPO resistance, thus permitting lower EPO dosages to successfully maintain target hemoglobin levels (see C.L. Lin et al., Improved Iron Utilization and Reduced Erythropoietin Resistance by On-Line Hemodiafiltration, Blood Purification, 2002; 20(4):349-56); and

•	convective processes, such as HDF, improve vascular stability during therapy, as evidenced by low arterial hypertension in HDF patients (see M. Gonella et al., Optimization of Extracorporeal Dialytic Treatment: On-Line Hemodiafiltration, Minerva Urology Nefrology, 2001; 53(2):105-12).

Furthermore, several articles assert that convective therapies such as HDF have been shown to improve treatment delivery and treatment tolerance when compared to conventional hemodialysis. See M.A. Mishkin et al., Solute Removal in Hemodialysis Compared to Standard High Flux Dialysis: Combined Analysis of 2 Cross Over Studies, Journal of the American Society of Nephrology, 2002; 13:238A/ASN; G.J. Mishkin et al., Improved Treatment Tolerance for Patients Prone to Hypotensive Episodes Using Hemodiafiltration (HDF) with On-Line Production of Substitution Fluid, Journal of the American Society of Nephrology, 1999; 10(9):295A; J.P. Bosch & G.J. Mishkin, Hemofiltration and Double High Flux Dialysis: Risks and Benefits, Curr. Opin. Nephrol. Hypertens., 1998; 7(6):643-7. We also believe that HDF provides improved treatment tolerance as compared to high-flux hemodialysis. See G.J. Mishkin et al., Improved Treatment Tolerance for Patients Prone to Hypotensive Episodes Using Hemodiafiltration (HDF) with On-Line Production of Substitution Fluid, Journal of the American Society of Nephrology, 1999; 10(9):295A.

HDF has been shown to provide distinct advantages over hemodialysis for ESRD therapy, (see J.K. Leypoldt et al., Effect of Dialysis Membranes and Middle Molecule Removal on Chronic Hemodialysis Patient Survival, American Journal of Kidney Diseases 1999; 33(2):349-355; C.L. Lin et al., Improved Iron Utilization and Reduced Erythropoietin Resistance by On-line Hemodiafiltration, Blood Purification, 2002; 20(4):349-56) and we believe that our HDF technology offers further advantages by more effectively removing middle molecules than any other form of HDF therapy available today. We believe that our products will reduce hospitalization, medication and care costs as well as improve patient health (including reduced drug requirements and improved blood pressure profile), and, therefore, quality of life, by removing a broad range of toxins through a more patient-friendly, better-tolerated process. We believe that the OLpur MD190 and the OLpur H2H will provide these benefits to ESRD patients at competitive costs and without the need for ESRD treatment providers to make significant capital expenditures in order to use our products. We also believe that the OLpur NS2000 system will be the most cost-effective stand-alone hemodiafiltration system available. See “Business – Our Products.”

We began sales of our first product in March 2004. Accordingly, our sales history does not yet provide a basis from which to reasonably estimate rates of product return, if any. Consequently, and until we can estimate rates of return, if any, more effectively, we will not recognize revenue from these sales until the rights of return have expired. We have incurred losses since our inception primarily as a result of our research and development efforts. To date, we have relied on private sales of our securities and loans from our securityholders to fund operations.

Industry Background

ESRD is characterized by irreversible loss of kidney function and ESRD is usually the result of years of chronic kidney disease caused by inherited conditions, prolonged medical conditions such as diabetes or high blood pressure, or other events or conditions that harm the kidneys. A healthy kidney removes excess water and various waste products from the blood stream, a process critical to maintaining life. In addition, kidneys play a significant role with hormone levels contributing to healthy bones and red blood cell production. When kidney function drops below certain parameters, treatment is required for patient survival. There are currently only two methods for treating ESRD—renal replacement therapy and kidney transplantation. We believe that, so long as the shortage of suitable kidneys for transplants persists, ESRD patients will continue to need some form of renal replacement therapy and the supplies it requires.

Based on certain market reports, we believe that there were approximately 449,000 ESRD patients in the United States and over 1.7 million ESRD patients worldwide in 2003, with a compounded growth rate of 8% per year and an expected ESRD population of over 2.7 million by 2009. See The Worldwide Market for Dialysis Equipment, Supplies, and Services, February 2004, A Kalorama Information Market Intelligence Report, p.38. We believe the worldwide distribution of the population of ESRD sufferers in 2003 and projected in 2009 is approximately as follows:

	ESRD Population(1)
Territory	2003	Projected 2009
United States of America	449,000	633,000
Japan	240,000	345,000
Germany	87,000	129,000
United Kingdom	38,000	57,000
The rest of the World	918,000	1,576,000
Total	1,732,000	2,740,000

(1)	See The Worldwide Market for Dialysis Equipment, Supplies, and Services, February 2004, A Kalorama Information Market Intelligence Report, p.38.

Based on our review of industry publications, we believe that growth factors in the ESRD population include an increase in elderly people receiving treatment and new patients with diabetes entering treatment. See The Worldwide Market for Dialysis Equipment, Supplies, and Services, February 2004, A Kalorama Information Market Intelligence Report, p.38. Based on information from the Diabetes Public Health Resource website, we believe that the rate of new ESRD cases caused by diabetes continues to climb, reaching 144.8 per million population in 2001, which is almost double the rate of a decade earlier. Additionally, from 1990 to 2001, rates of ESRD caused by hypertension grew almost 50 percent. See NIDDK Recent Advances & Emerging Opportunities: Kidney, Urologic, and Hematologic Diseases, National Institute of Diabetes & Digestive & Kidney Diseases, 2003, p.83.

Based on industry data, we believe that the number of dialysis machines in 2003 was approximately 276,000 and expected to grow to approximately 414,000 (or 7% per year) by 2009 (see The Worldwide Market for Dialysis Equipment, Supplies, and Services, February 2004, A Kalorama Information Market Intelligence Report, p.58) and that dialysis machines are generally replaced on average every seven years (see Forecasts of the Total European Renal and Hemodialysis Replacement Equipment and Supplies Market, 2000 Frost & Sullivan, p.3-15).

The dialysis filter (also referred to as a dialyzer or an “artificial kidney”) is an essential component of extracorporeal ESRD therapy. Based on our review of industry reports, the U.S. hemodialysis dialyzer market was projected to grow from 1996 to 2003 at a compounded annual rate of approximately 10.5% and was approximately $384.2 million in 2000. See The Renal and Hemodialysis Equipment Market (2000), 2000 Frost & Sullivan, p.6. The worldwide hemodialysis products and supplies market was approximately $6.3 billion in 2003. See The Worldwide Market for Dialysis Equipment, Supplies, and Services, February 2004, A Kalorama Information Market Intelligence Report, p.48.

We are currently competing in the HDF dialyzer market using our OLpur MD190 in parts of our Target European Market. There are currently no FDA approved HDF therapies available in the U.S. market. If we can obtain FDA approval of OLpur MD190 and OLpur H2H, we will enter the U.S. hemodialysis dialyzer market by combining our OLpur MD190 filter with our OLpur H2H device which enables the HDF process on the most common hemodialysis machines.

There is an important distinction between the dialyzer markets in the United States and those in our Target European Market and Japan. In the United States, a majority of dialysis clinics re-use dialyzers. See The Worldwide Market for Dialysis Equipment, Supplies, and Services, February 2004, A Kalorama Information Market Intelligence Report, p.63-64. Reuse refers to the procedure by which a dialyzer is disinfected and reused by the same patient. Based on our review of industry reports, we believe reuse of dialyzers ranges from 17 times in the United States to negligible reuse in much of our Target European Market and Japan. See The Worldwide Market for Dialysis Equipment, Supplies, and Services, February 2004, A Kalorama Information Market Intelligence Report, p.63. Over 70 percent of U.S. patients are subject to reuse. See The Worldwide Market for Dialysis Equipment, Supplies, and Services, February 2004, A Kalorama Information Market Intelligence Report, p.63. As a result, our Target European Market and Japan provide substantially larger dialyzer markets on a per patient basis. Assuming patients receive three treatments per week, up to 156 dialyzers per patient per year are used in markets where reuse is not employed.

Current ESRD Therapy Options

Current renal replacement therapy technologies include (1) two types of dialysis, peritoneal dialysis and hemodialysis, (2) hemofiltration and (3) hemodiafiltration, a combination of hemodialysis and hemofiltration. Dialysis can be broadly defined as the process that involves movement of molecules across a semipermeable membrane. In hemodialysis, hemofiltration or hemodiafiltration, the blood is exposed to an artificial membrane outside of the body. During Peritoneal Dialysis (PD), the exchange of molecules occurs across the membrane lining of the patient’s peritoneal cavity. While there are variations in each approach, in general, the three major categories of renal replacement therapy in the marketplace today are defined as follows:

•	Peritoneal Dialysis, or PD, uses the patient’s peritoneum, the membrane lining covering the internal abdominal organs, as a filter by introducing injectable-grade dialysate solution into the peritoneal cavity through a surgically implanted catheter. After some period of time, the fluid is drained and replaced. PD is limited in use because the peritoneal cavity is subject to scarring with repeated episodes of inflammation of the peritoneal membrane, reducing the effectiveness of this treatment approach. With time, a PD patient’s kidney function continues to deteriorate and peritoneal toxin removal alone may become insufficient to provide adequate treatment. In such case the patient may switch to an extracorporeal renal replacement therapy such as hemodialysis or hemodiafiltration.

•	Hemodialysis uses an artificial kidney machine to remove certain toxins and fluid from the patient’s blood while controlling external blood flow and monitoring patient vital signs. Hemodialysis patients are connected to a dialysis machine via a vascular access device. The hemodialysis process occurs in a dialyzer cartridge with a semi-permeable membrane which divides the dialyzer into two chambers: while the blood is circulated through one chamber, a premixed solution known as dialysate circulates through the other chamber. Toxins and excess fluid from the blood cross the membrane into the dialysate solution through a process known as “diffusion.”

•	Hemodiafiltration, or HDF, in its basic form combines the principles of hemodialysis with hemofiltration. Hemofiltration is a cleansing process without dialysate solution where blood is passed through a semi-permeable membrane, which filters out solute particles. HDF uses dialysate solution with a negative pressure (similar to a vacuum effect) applied to the dialysate solution to draw additional toxins from the blood and across the membrane. This process is known as “convection.” HDF thus combines diffusion with convection, offering efficient removal of small solutes by diffusion, with improved removal of larger substances (i.e., middle molecules) by convection.

Limitations of Current Extracorporeal Renal Replacement Therapies:

Hemodialysis is the most common form of extracorporeal renal replacement therapy and is generally used in the United States. Hemodialysis fails, in our opinion, to address satisfactorily the long-term health or overall quality of life of the ESRD patient.

We believe that current hemodialysis practices effectively address the removal of smaller toxic molecules such as urea, but do not effectively address the removal of middle molecules, the accumulation of which may lead to such conditions as amyloidosis, carpal tunnel syndrome, malnutrition and resulting cardiovascular death. See J. McClure et al., Carpal Tunnel Syndrome Caused by Amyloid Containing Beta 2 Microglobulin: A New Amyloid and a Complication of Long Term Haemodialysis, Ann. Rheum. Dis., 1986; 45(12):1007-11; L.W. Henderson, Hemofiltration and the Middle Molecule, Blood Purif. 1999; 17:175-177; F.S. Apple et al., Predictive Value of Cardiac Troponin I and T for Subsequent Death in End-Stage Renal Disease, Circulation, December 3, 2002; K. Amann et al., Hyperphosphataemia-A Silent Killer of Patients with Renal Failure?, Nephrol. Dial. Transplant., 1999; 14:2085-2087. See “Business – Overview.” For example, a well-known middle molecule, a protein known as ß2-microglobulin, is produced by the body on a continuous basis and removed by a healthy kidney; however, based on published studies, we believe that solutes of this size are poorly removed by conventional hemodialysis, and their removal by diffusion through high-flux hemodialysis membranes is also limited, and thus the accumulation of this protein in the body of the ESRD patient leads to the formation of abnormal protein deposits (dialysis-related amyloidosis) and complications such as carpal tunnel syndrome, joint pain and stiffness. See S. Kim, Characteristics of Protein Removal in Hemodiafiltration, Contributions to Nephrology, 1994; 108:23-37; J. McClure et al., Carpal Tunnel Syndrome Caused by Amyloid Containing Beta 2 Microglobulin: A New Amyloid and a Complication of Long Term Haemodialysis, Ann. Rheum. Dis., 1986; 45(12):1007-11; L.W. Henderson, Hemofiltration and the Middle Molecule, Blood Purif. 1999; 17:175-177. We also believe there may be a link between appetite-suppressing middle molecules and the common observation of malnutrition in ESRD patients maintained on hemodialysis or peritoneal dialysis. See L.W. Henderson, Hemofiltration and the Middle Molecule, Blood Purif. 1999; 17:175-177.

We believe that the HDF process, which is currently available in our Target European Market and Japan, offers improvement over other dialysis therapies because of better ESRD patient tolerance and superior blood purification of both small and middle molecules. As discussed in our Business Overview, above, this superior blood purification has been shown to provide better over-all patient health in a series of studies. For example, one study found that when ESRD patients are treated with HDF, the need for carpal tunnel syndrome surgery – an indication of patient morbidity – was reduced by approximately 40%. See F. Locatelli et al., Registro Lombardo Dialisi & Trapianto, Comparison of Mortality in ESRD Patients on Convective and Diffusive Extracorporeal Treatments, Kidney International, 1999; 55:286-293. According to another study, the aggressive removal of larger proteins in the HDF process has been shown to relieve some of the local and systemic inflammatory processes. See S. Kim, Characteristics of Protein Removal in Hemodiafiltration, Contributions to Nephrology, 1994; 108:23-37.

Current Dialyzer Technology used with HDF Systems:

In our view, treatment efficacy of current HDF systems is limited by current dialyzer technology. As a result of the negative pressure applied in HDF, fluid is drawn from the blood and across the dialyzer membrane along with the toxins removed from the blood. A portion of this fluid must be replaced with a man-made injectable-

grade fluid, known as “substitution fluid,” in order to maintain the blood’s proper fluid volume. With the current dialyzer technology, fluid is replaced in one of two ways: pre-dilution or post-dilution.

•	With pre-dilution, substitution fluid is added to the blood before the blood enters the dialyzer cartridge. In this process, the blood can be over-diluted, and therefore more fluid can be drawn across the membrane. This enhances removal of toxins by convection. However, because the blood is diluted before entering the device, it actually reduces the rate of removal by diffusion; the overall rate of removal, therefore, is reduced for small molecular weight toxins (such as urea) that rely primarily on diffusive transport.

•	With post-dilution, substitution fluid is added to blood after the blood has exited the dialyzer cartridge. This is the currently preferred method because the concentration gradient is maintained at a higher level, thus not impairing the rate of removal of small toxins by diffusion. The disadvantage of this method, however, is that there is a limit in the amount of plasma water that can be filtered from the blood before the blood becomes too viscous, or thick. This limit is approximately 25% to 30% of the blood flow rate. This limit restricts the amount of convection, and therefore limits the removal of middle and larger molecules.

The Nephros Mid-Dilution Diafiltration Process

Our OLpur MD190 filter uses a design and process we developed called Mid-Dilution Diafiltration, or MDF. MDF is a fluid management system that optimizes the removal of both small toxins and middle-molecules by offering the advantages of pre-dilution HDF and post-dilution HDF combined in a single dialyzer cartridge. The MDF process involves the use of two stages: in the first stage, blood is filtered against a dialysate solution; it is then overdiluted with sterile infusion fluid before entering a second stage, where it is filtered once again against a dialysate solution. Based on laboratory bench studies conducted on our OLpur MD190 by members of our research and development staff and by a third party, and clinical studies conducted in Montpellier, France, discussed below, we believe that the MDF process provides improved toxin removal in HDF treatments, with a resulting improvement in patient health. See “Business – Our Products – OLpur MD190.”

Our Products

Our products currently available or in development include:

OLpur MD190

OLpur MD190 is our dialyzer cartridge that incorporates the patented MDF process and is designed for use with existing HDF platforms currently prevalent in our Target European Market and Japan. The OLpur MD190 incorporates a unique blood-flow architecture that enhances toxin removal with essentially no cost increase over existing devices currently used for HDF therapy.

Laboratory bench studies have been conducted on our OLpur MD190 by members of our research and development staff and by a third party. In laboratory bench studies conducted by members of our research and development staff, OLpur MD190 offered small molecule removal comparable to existing HDF standards and an improvement of over 80% in removing middle molecules. In a third-party study which was performed between April 2001 and June 2001 by the University of Kentucky in concert with Baxter Renal Division, a division of Baxter Healthcare Corporation, each of two prototypes of the OLpur MD190 offered urea (a small molecule) removal comparable to a leading HDF dialyzer in common use at the time (which was used as a control device) and an improvement of over 122% in removing the protein known as ß2-microglobulin (a middle molecule), when compared to such existing HDF dialyzer. The control device used in this study is still one of the leading HDF dialyzers in common use today.

We completed our initial clinical studies to evaluate the efficacy of our OLpur MD190 as compared to conventional dialyzers in Montpellier, France in 2003, under the supervision of Bernard Canaud, M.D., in

Dr. Canaud’s capacity as president of L’institut de Recherche et de Formation en Dialyse, a research institute located in Montpellier, France. Dr. Canaud is a nephrologist associated with the Hospal Lapeyronie in Montepellier, France. The results from this clinical study support our belief that OLpur MD190 is superior to post-dilution hemodiafiltration using a standard high-flux dialyzer with respect to B2-microglobulin clearance. In addition, clearances of urea, creatinine, and phosphate met the design specifications proposed for the OLpur MD190 device. Furthermore, adverse event data from the study suggest that hemodiafiltration with our OLpur MD190 device was well tolerated by the patients and safe. A manuscript describing the results of this study has been prepared and submitted for publication to Kidney International.

Throughout 2004 we have scheduled clinical studies in the United Kingdom, Ireland, France, Germany and Italy to further demonstrate the therapeutic benefits of our products. A multi-center study under the direction of Dr. Canuad (Principal Investigator) is scheduled to start in September 2004. This study will encompass six centers in France and four centers in Germany. Also scheduled to commence in September or October of 2004, are studies by Dr. Ken Farrington in the United Kingdom and Dr. Antonio Santoro in Italy.

We contracted with TÜV Rheinland of North America, Inc., a worldwide testing and certification agency (also referred to as a notified body) that performs conformity assessments to European Union requirements for medical devices, to assist us in obtaining the Conformité Européene, or CE mark, a mark which demonstrates compliance with relevant European Union requirements. We received CE marking on the MD190, as well as certification of our overall quality system, on July 31, 2003.

We initiated sales of OLpur MD190 in our Target European Market in January 2004. In the six month period since January 2004, we have developed our infrastructure both at a clinical and administrative level to support sales. During this period, we have: established a sales presence in countries throughout our Target European Market, either through direct contact or through a distribution network; developed marketing material in the relevant local languages; and attended trade shows where we promoted our product to over 17,000 people from the industry. Sales of OLpur MD190 to date have been on a limited release basis with a select number of customers. We expect to launch the product on a full release basis from September 2004.

We are offering the OLpur MD190 at a price comparable to the existing “high performance” dialyzers sold in the relevant market at the time we introduce our product to the market. We are unable to determine what the market prices will be in the future.

We have filed a pre-IDE application with respect to the OLpur MD190 and have initiated discussions with the FDA to facilitate the 510(k) approval process. At this point, the onus is on us to take the initiative in pushing forward on the application. However, we anticipate delaying somewhat our application for approval of the OLpur MD190 in the United States in order to combine it with an application for approval of OLpur H2H. We have targeted a meeting with the FDA to discuss this strategy and the appropriate next steps for sometime prior to year end 2004. We believe that our design verification of the OLpur H2H will have progressed to the point where the device will be ready for clinical trials in the first quarter of 2005, and, provided that such trials are successful, we expect to file a 510(k) application with respect to both the OLpur MD190 and the OLpur H2H in the fourth quarter of 2005 or the first quarter of 2006 and hope to achieve U.S. regulatory approval in the first half of 2006.

OLpur H2H

OLpur H2H is our add-on module that converts the most common types of hemodialysis machines into HDF-capable machines allowing them to use the OLpur MD190. According to industry reports, there were approximately 276,000 installed hemodialysis machines in the world in 2003, and the number is expected to increase to approximately 414,000 in 2009. See The Worldwide Market for Dialysis Equipment, Supplies, and Services, February 2004, A Kalorama Information Market Intelligence Report, p. 58.

Ausus Technologies, Inc., a provider of repair service for dialysis machine circuit boards and modules, which promotes itself as the largest independent service provider in the United States, has indicated that at least 85% of the circuit cards it had sold or repaired in 2002 were used in machines with volumetric ultrafiltration control. Based on this information, we estimate that in 2003, approximately 85% of the dialysis machines in use by independent dialysis clinics in the United States feature volumetric ultrafiltration control, which is the mechanism required to use our H2H technology.

We have completed our OLpur H2H design and laboratory bench testing, all of which were conducted by members of our research and development staff. We plan to submit to the FDA for 510(k) approval of OLpur H2H together with OLpur MD190, in the fourth quarter of 2005 or the first quarter of 2006 and seek to acquire CE marking in the second quarter of 2005. We expect to make our OLpur H2H available at a price that does not provide us with significant positive margins in order to encourage adoption of this product and associated demand for our dialyzers.

OLpur NS2000

OLpur NS2000 is our standalone HDF machine and associated filter technology, which is in the development stage. The OLpur NS2000 system is currently in development in conjunction with an established dialysis machine manufacturer in Italy. The OLpur NS2000 will use the basic platform provided by this manufacturer, but will incorporate our H2H technology including our proprietary substitution fluid systems.

We anticipate having OLpur NS2000 units available for clinical testing by the third quarter of 2005. We have also designed and developed proprietary substitution fluid filter cartridges for use with OLpur NS2000, which have been subjected to pre-manufacturing testing. OLpur NS2000 is currently targeted for market introduction in our Target European Market and the United States no earlier than 2006. In any event, we will need to obtain the relevant regulatory clearances prior to any market introduction of our OLpur NS2000 in our Target European Market or the United States. See “Government Regulation.” We are currently in the design verification stage of development with respect to the NS2000 and anticipate filing our pre-IDE in early 2005 and beginning clinical studies later in 2005. Depending on results, we anticipate filing for regulatory approval (including a 510(k) application) in the fourth quarter of 2005 or the first quarter of 2006 and ultimately receiving CE marking and regulatory approval in the United States during 2006.

Our Strategy

We believe that current mortality and morbidity statistics, in combination with the quality of life of the ESRD patient, has generated demand for improved therapies. We also believe that our products and patented technology offer the ability to remove toxins more effectively than current dialysis therapy, in a cost framework competitive with currently available, less-effective therapies. Our objective is to capitalize on the demand for improved therapy and to generate market acceptance and market share for our products through a three stage approach:

Showcase product efficacy in our Target European Market:

As of January 2004, we initiated sales in our Target European Market for the OLpur MD190. There is an immediate opportunity for sales of the OLpur MD190 in our Target European Market because there is an established HDF machine base using disposable dialyzers. Assuming a three-times-per-week treatment schedule using disposable dialyzers, each ESRD patient will use approximately 156 dialyzers a year. Consequently, we believe that this presents a substantial sales opportunity.

We are marketing our OLpur MD190 directly to major dialysis centers in our Target European Market, including prominent practitioners in ESRD therapy. We believe that an endorsement of our product by early adopters will encourage others to follow. In addition, we have engaged, and are engaging, distributors in several regions of our Target European Market to accelerate our product sales. Each of our current and prospective distributors with which we are currently seeking relationships has over two decades of experience in its respective ESRD therapy markets.

Convert existing hemodialysis machines to hemodiafiltration:

We are seeking to complete development of our OLpur H2H technology, will pursue comprehensive clinical trials to validate OLpur H2H by the fourth quarter of 2004, and plan to complete the process of obtaining CE marking for OLpur H2H by the second quarter of 2005. We also plan to complete our regulatory approval processes in the United States for both OLpur MD190 and OLpur H2H in the first half of 2006. If successfully developed and approved, our OLpur H2H product will enable HDF therapy using the most common types of hemodialysis machines together with our OLpur MD190 filters. We intend to use the OLpur H2H to introduce HDF technology to the U.S. dialysis market.

Upgrade dialysis clinics to OLpur NS2000:

We believe the introduction of the OLpur NS2000, targeted for 2006, will represent a further upgrade in performance for dialysis clinics by offering a cost-effective stand-alone HDF solution that incorporates the benefits of our OLpur H2H technology. We believe the dialysis clinic will entertain OLpur NS2000 as an alternative to its current technology at the dialysis clinic’s machine replacement point. Based on industry reports, we believe dialysis machines are replaced on average every seven years. See Forecasts of the Total European Renal and Haemodialysis Replacement Equipment and Supplies Market, 2000 Frost & Sullivan, p.3-15.

Manufacturing and Suppliers

We do not intend to manufacture any of our products or components. We have entered into an agreement dated May 12, 2003, with Medica s.r.l., a developer and manufacturer of medical products with corporate headquarters located in Italy, to assemble and produce our OLpur MD190. The agreement requires us to purchase from Medica a specified percentage of the OLpur MD190’s that we directly market, where such percentage is reduced over the course of the agreement and provides for certain volume discounts. In addition, Medica will be given first consideration in good faith for the manufacture of OLpur MD190s that we do not directly market. No less than semiannually, Medica will provide a report to representatives of both parties to the agreement detailing any technical know-how that Medica has developed that would permit them to manufacture the OLpur MD190 less expensively and both parties will jointly determine the actions to be taken with respect to these findings. If the fiber wastage with respect to the OLpur MD190s manufactured in any given year exceeds 5%, then Medica will reimburse us up to half of the cost of the quantity of fiber represented by excess wastage. Medica will manufacture the OLpur MD190 in accordance with the quality standards outlined in the agreement. Upon recall of any OLpur MD190 due to Medica’s having manufactured one or more products that fail to conform to the required specifications or were not manufactured in accordance with any applicable laws, Medica will be responsible for the cost of recall. The agreement also requires that we maintain certain minimum product-liability insurance coverage and that we indemnify Medica’s against certain liabilities arising out of our products that they manufacture, providing they do not arise out of Medica’s breach of the agreement, negligence or willful misconduct. The agreement provides for an initial term of three years, with successive automatic one-year renewal terms, until either party gives the other notice that it does not wish to renew at least 90 days prior to the end of the term. The agreement may be terminated prior to the end of the term by either party, upon the occurrence of certain insolvency-related events or breaches by the other party.

We have also entered into an agreement dated December 17, 2003, with Membrana GmbH, a manufacturer of medical and technical membranes for applications like dialysis with corporate headquarters located in Germany, to continue to produce the fiber for the OLpur MD190. Pursuant to the agreement, we will purchase the fiber for the OLpur MD190 at a volume-discounted price to be determined at the conclusion of each calendar year. If the total amount of fiber purchased during the calendar year exceeds the amount used to set the invoice price for that year, then Membrana will refund to us the excess funds that we paid over the expenditure that would have occurred if the price for the actual volume had been invoiced all year. Conversely, if we purchase less fiber than the quantity used to set the invoice price during a calendar year, then we will pay Membrana the amount that we would have paid had the price for the actual volume been invoiced all year. In either case, the payments will be made by January 31 of the following year. The term of the agreement is perpetual, however, it may be terminated by either party, upon certain insolvency events or breaches by the other party, if prior to the fourth anniversary of the agreement, and for any or no reason after such anniversary.

Sales and Marketing

We have established and are seeking to expand our own sales and marketing organization to sell products in our Target European Market and, subject to regulatory approval, the United States. Our marketing staff has experience in both these areas. Our Senior Vice President, Marketing and Sales was formerly the Managing Director for Gambro Healthcare Europe, one of our major competitors. During his tenure with Gambro, he successfully initiated and developed the marketing of vertically-integrated dialysis products and services in France, Spain and the Middle East. We also have a Director of Sales who was a Territory Manager for Cobe Laboratories/Gambro, another of our major competitors, and was formerly Vice President of Renal Ventures Management, a corporation that developed dialysis clinics in the United States on a joint venture basis. See “Management – Key Employees.”

Our marketing strategy involves the marketing of our OLpur MD190 and OLpur H2H within the ESRD therapy market in the following two phases:

Phase I: In the first phase, which we have already begun, we are marketing the OLpur MD190 to healthcare providers such as hospitals, dialysis clinics, managed care organizations and nephrology physician groups, which already own the equipment necessary to use the OLpur MD190 and/or understand hemodiafiltration therapy. We expect that we will be able to demonstrate the toxin removal advantages of the OLpur MD190 to those healthcare providers who have a working knowledge of hemodiafiltration therapy. We have begun marketing the OLpur MD190 in our Target European Market, and plan to begin marketing in the United States as soon as we obtain the requisite approvals.

Phase II: In the second phase, we intend to introduce the OLpur H2H to healthcare providers within the ESRD therapy market. Our goal is to achieve market penetration by offering the OLpur H2H for use by healthcare providers inexpensively, thus permitting the providers to use the OLpur H2H without a large initial capital outlay. We believe that this will allow healthcare providers to upgrade their therapeutic performance profile and generate demand for our dialyzers with at most a very small cost increase on a per treatment basis, and without replacing their existing machines. We do not expect to generate any significant positive margins from sales of OLpur H2H. We plan to begin marketing the OLpur H2H in our Target European Market and the United States as soon as we obtain the respective requisite approvals.

As part of our marketing strategy, we also intend to introduce the OLpur NS2000 if and when we obtain the requisite regulatory approvals. We have targeted the OLpur NS2000 for market introduction in 2006.

We have begun implementing further our sales and marketing efforts with respect to the OLpur MD190 and OLpur H2H. For example:

•	We participated in the 29th Annual Congress of European Renal Association – European Dialysis and Transplant Association (ERA-EDTA) in Copenhagen, Denmark in July 2002 and the American Society of Nephrology’s (ASN) 35th Annual Meeting in Philadelphia, Pennsylvania in November 2002;

•	We participated in the 30th Annual Congress of ERA-EDTA in Berlin, Germany in June 2003, the 36th Annual Meeting of the ASN in San Diego in November 2003, and the 31st Annual Congress in Lisbon, Portugal in May 2004; and

•	We are participating in regional events throughout the United States and our Target European Market.

At each of these events we have a display booth providing literature, digital media, and other materials regarding our company and products. We have established a customer service and financial processing facility in Dublin, Ireland, with telephone-toll-free multi-lingual customer support available to our customer base in our Target European Market. We have engaged a full time Director of Clinical Services who has a background in nephrology nursing, administration and education who will provide customer training and support. We have also initiated four studies designed to continue our evaluation of effectiveness of the OLpur MD190 when used on ESRD patients in our Target European Market. We intend for these studies to provide us with valuable information regarding the efficacy of our product and an opportunity to introduce the OLpur MD190 to medical institutions in our Target European Market. We have engaged a medical advisor to help us in structuring our clinical study protocols, and to support physicians’ technical inquiries regarding our products.

A potential increase in managed care in the United States presents both a challenge and an opportunity for us. While an increase in managed care may lead to a reduction in product pricing, we believe that, as a result of increased managed care, healthcare providers will focus on the following global costs: (1) the total cost of hospitalizations or admissions and (2) the total cost of daily medications required to sustain the ESRD patients. Based on industry publications, we believe that the costs associated with ESRD-related medical procedures and medication are reduced for hemodiafiltration patients when compared with hemodialysis patients. See G. Bonforte et al., Improvement of Anemia in Hemodialysis Patients Treated by Hemodiafiltration with High- Volume On-Line-Prepared Substitution Fluid, Blood Purification, 2002;20:357-363, p.362. Accordingly, even if managed care increases in the United States, we believe our products will be attractive to health care providers if our products can offer improved therapy at costs comparable to competing products.

As discussed above, we intend to market our products primarily to healthcare providers such as hospitals, dialysis clinics, managed care organizations, and nephrology physician groups. We intend to ship our products to these potential customers with the assistance of the manufacturers of our products. We have engaged, and are in discussions with product distributors in our Target European Market, and major medical device manufacturers/providers in Japan, Korea, China, and South America, regarding license and/or distribution opportunities for our technology.

We and Bio-Implant Handels GmbH have entered into a three-year non-exclusive distribution agreement with respect to distribution of our products in Germany and, subject to our consent which we may withdraw on a country-by-country basis in the event we engage other avenues of distribution in such countries, European Union member countries residing east of Germany. Bio Implant Handels will purchase our products at certain volume discounts which are to be renegotiated on an annual basis and resell them in the applicable territories. We are obligated under the distribution agreement to provide certain training and, in the event of an emergency, as reasonably determined by us, to provide direct customer in-service support in the relevant territories. We are also obligated under the agreement to maintain product liability and other insurance as is commercially reasonable and customary in the industry. The agreement may be terminated by either party upon the occurrence of certain insolvency-related events, fraudulent acts or breaches by the other party. In addition, we may terminate the agreement upon certain changes of control or management with respect to Bio Implant Handels.

We and Kostmed BV have entered into a three-year distribution agreement with respect to distribution of our products in The Netherlands. Under the agreement, Kostmed will purchase products from us at a discounted price that is subject to renegotiation on an annual basis, and their purchase obligations are subject to minimum volume commitments that increase during each year of the term. We are also obligated under the agreement to maintain product liability and other insurance as is commercially reasonable and customary in the industry. The agreement may be terminated by either party upon the occurrence of certain insolvency-related events, fraudulent acts or breaches by the other party. In addition, we may terminate the agreement upon certain change of control or management with respect to Kostmed.

To date, we have had only preliminary meetings with major medical device manufacturers/providers in Japan, Korea, China and South America. We have scheduled follow-up meetings in Japan with certain prospective licensees and distributors in July 2004.

Research and Development

Our research and development efforts continue on several fronts directly related to our current product line. In particular, we are examining ways to enhance further the removal of toxins from the blood by modifying certain blood characteristics. We have applied, and will continue to apply, if and when available, for U.S. Government grants in relation to this research, and will apply for further grants as appropriate. We received a U.S. Government grant in the amount of $99,837 in the third quarter of 2003 to pursue some of this research. According to the terms of the grant, we seek reimbursement from the U.S. Government for expenses incurred with respect to this research. As of March 31, 2004, we had not yet submitted a claim for reimbursement. We are also working on additional machine devices, next-generation user interface enhancements and other product enhancements. Our research and development expenditures were $1,320,556, $957,616 and $737,858 for the fiscal years ended December 31, 2003, 2002 and 2001, respectively, and $690,024 for the three months ended March 31, 2004.

Competition

The dialyzer and renal replacement therapy market is subject to intense competition. Accordingly, our future success will depend on our ability to meet the clinical needs of physicians and nephrologists, improve patient outcomes and remain cost-effective for payors.

We expect to compete with other suppliers of ESRD therapies, supplies and services. These suppliers include Fresenius Medical Care AG, The Gambro Company and Baxter International Inc., currently three of the primary machine manufacturers in hemodialysis. At present, Fresenius, Gambro and Baxter also manufacture HDF machines. These companies and a number of our other competitors have substantially greater financial, scientific and technical resources, research and development resources, marketing and manufacturing resources and sales experience than we have and greater experience in developing products, providing services and obtaining regulatory approvals.

Some of our competitors, including Fresenius and Gambro, manufacture their own products and own dialysis clinics in the United States, our Target European Market and other regions of the world. Because these competitors tend to use their own products in their clinics, we may not be able to successfully market our products to the dialysis clinics under their ownership.

Based on the annual reports for each company as of December 2003: (1) Fresenius treated in its own dialysis clinics approximately 26% of the dialysis patients in the United States, 7% of the dialysis patients in Fresenius’s European market, including the Czech Republic, France, Germany, Hungary, Italy, Portugal, Poland, Slovakia, Slovenia, Spain, Turkey and the United Kingdom, and 9% of the dialysis patients worldwide (see Fresenius annual report; cf. The Dialysis Industry Could Get Bloody, Kidney Machinations, September 11, 2001); and (2) Gambro treated in its own dialysis clinics approximately 14% of the dialysis patients in the United States, 3% of the dialysis patients in Europe and 4% of the dialysis patients worldwide (see Gambro annual report; cf. The Dialysis Industry Could Get Bloody, Kidney Machinations, September 11, 2001).

Other competitive considerations include pharmacological and technological advances in preventing the progression of ESRD in high-risk patients such as those with diabetes and hypertension, technological developments by others in the area of dialysis, the development of new medications designed to reduce the incidence of kidney transplant rejection and progress in using kidneys harvested from genetically-engineered animals as a source of transplants.

We are not aware of any other companies using technology similar to ours in the treatment of ESRD. Our competition would increase, however, if companies that currently sell ESRD products, or new companies that enter the market, develop technology that is more efficient than ours. Barriers to entry in our industry include:

•	a large investment in research and development;

•	costly and time-consuming regulatory hurdles to overcome before any products can be marketed and sold;

•	high costs for marketing and for building an effective distribution network, both of which are particularly difficult in a market already dominated by a few well-established key players; and

•	the ability to obtain financing during the entire start up period.

We believe that in order to become competitive, we will need to develop and maintain competitive products and take and hold sufficient market share from our competitors. Therefore, we expect our methods of competition to include:

•	continuing our efforts to develop, have manufactured and sell products which, when compared to existing products, perform more efficiently and are available at prices that are acceptable to the market;

•	displaying our products and providing associated literature at major industry trade shows in the United States, our Target European Market and Asia;

•	initiating discussions with dialysis clinic medical directors, as well as representatives of dialysis clinical chains, to develop interest in our products;

•	offering the OLpur H2H at a price that does not provide us with significant positive margins in order to encourage adoption of this product and associated demand for our dialyzers; and

•	pursuing alliance opportunities in certain territories for distribution of our products and possible alternative manufacturing facilities.

Intellectual Property

Patents

We attempt to protect our technology and products through patents and patent applications. In addition to the United States, we are also applying for patents in other jurisdictions, such as the European Patent Office, Canada and Japan, to the extent we deem appropriate. We have built a portfolio of patents and applications covering our products, including their hardware design and methods of hemodiafiltration.

We believe that our patent strategy will provide a competitive advantage in our target markets, but our patents may not be broad enough to cover our competitors’ products and may be subject to invalidation claims. Our U.S. patents for the “Method and Apparatus for Efficient Hemodiafiltration” and for the “Dual-Stage Filtration Cartridge,” have claims that cover the OLpur MD190 product and the method of hemodiafiltration employed in the operation of the product. Although there are pending applications with claims to the present embodiments of the OLpur H2H and the OLpur NS2000 products, these products are still in the development stage and we cannot determine if the applications (or the patents that may issue on them) will also cover the ultimate commercial embodiment of these products. See “Risk Factors – Protecting our intellectual property in our technology through patents may be costly and ineffective...” In addition, technological developments in ESRD therapy could reduce the value of our intellectual property. Any such reduction could be rapid and unanticipated.

As of the date of this prospectus, we have eight issued U.S. patents, seven pending U.S. patent applications, 13 pending patent applications in each of the European Patent Office, Japan and Canada and four pending patent applications in each of Brazil, China, Israel, South Korea, Mexico, and Russia. The titles, patent numbers and normal expiration dates (assuming all the U.S. Patent and Trademark Office fees are paid) of our eight issued U.S. patents are set forth in the chart below.

Title	Patent Number	Expiration Date
Method and Apparatus for Efficient Hemodiafiltration	6,303,036	July 30, 2019
Two Stage Diafiltration Method and Apparatus	6,406,631	July 30, 2019
Non-Isosmotic Diafiltration System	6,423,231	October 29, 2019
Dual Stage Hemodiafiltration Cartridge	6,315,895	December 30, 2019
Sterile Fluid Filtration Cartridge and Method for Using Same	6,635,179	December 30, 2019
Method for High Efficiency Hemofiltration	6,620,120	May 22, 2018
Thermally Enhanced Dialysis/Diafiltration System	6,716,356	May 29, 2021
Dual-Stage Filtration Cartridge	6,719,907	January 26, 2022

Our pending patent applications relate to a range of dialysis technologies, including cartridge configurations, cartridge assembly, substitution fluid systems, and methods to enhance toxin removal.

Trademarks

As of the date of this prospectus, we do not have any registered trademarks. Centrapur, OLpur, H2H and our stylized “N” logo are among our non-registered trademarks, for which trademark registration applications are pending in both the U.S. Patent and Trademark Office and the European Union Office for Harmonisation in the Internal Market.

Settlement Agreements

Plexus Services Corp.

In June 2002 we entered into a settlement agreement with Plexus Services Corp., a supplier of engineering consulting services, with respect to a claim for payment by us to Plexus of approximately $1.9 million for engineering consulting services relating to the research and development of a machine technology that we were pursuing prior to the OLpur NS2000. Pursuant to this settlement agreement, Plexus agreed to release us from liability with respect to its claim in exchange for:

•	our issuance to Plexus of warrants to purchase 170,460 shares of our common stock at an exercise price of approximately $10.56 per share which expire in June 2007; and

•	our payment to Plexus of an aggregate amount of $650,000 in three installments.

We paid the first scheduled installment of $300,000 in August 2002 and we paid an additional $75,000 in 2003. The balance of $275,000 is due and we expect to pay it out of the proceeds of the offering to which this prospectus relates. We and Plexus agreed to release each other from any and all claims or liabilities, whether known or unknown, that we had against the other as of the date of the settlement agreement, except for obligations arising out of the settlement agreement itself.

Lancer Offshore, Inc.

Lancer Offshore, Inc. was a hedge fund. Subsequent to our engaging in the financing transaction with Lancer Offshore, Inc. described below, and despite having reported $657 million in assets under management as of April 30, 2003, Lancer Offshore, Inc. was the subject of an involuntary liquidation proceeding commenced by regulators in the British Virgin Islands in May 2003. Thereafter, the SEC commenced a proceeding captioned Securities and Exchange Commission v. Michael Lauer, et. al., Case No. 03-CV-80612 in the U.S. District Court for the Southern District of Florida. The court ordered the seizure of the fund’s assets, and appointed a receiver to control the fund.

Prior to any of these proceedings, in August 2002, we entered into a subscription agreement with Lancer Offshore, Inc. The subscription agreement provided that Lancer Offshore, Inc. would purchase, in three installments, (1) $3,000,000 principal amount of secured notes due March 15, 2003 convertible into 340,920 shares of our common stock and (2) warrants to purchase until December 2007 an aggregate of 68,184 shares of our common stock at an exercise price of approximately $8.80 per share. In accordance with the subscription agreement, the first installment of securities, consisting of $1,500,000 principal amount of the notes and 34,092 of the warrants, was sold. However, Lancer Offshore, Inc. failed to fund the remaining installments. Following this failure, we attempted to resolve our resulting dispute with Lancer Offshore, Inc. by entering into a settlement agreement dated as of January 31, 2003, pursuant to which, among other things:

•	the parties terminated the subscription agreement and gave mutual releases relating to it;

•	Lancer Offshore, Inc. agreed to surrender to us all of its warrants except a portion thereof exercisable to purchase 75,000 shares of common stock for $2.50 per share (without giving effect to any adjustment that may result from the reverse stock split pursuant to the antidilution provisions of such warrant, as amended);

•	such warrants were amended to provide that the exercise price per share and the number of shares issuable upon exercise thereof would not be adjusted as a result of a 0.2248318-for-one reverse stock split of our common stock that was contemplated at such time but never consummated;

•	the secured convertible note in the principal amount of $1,500,000 referred to above was cancelled;

•	Lancer Offshore, Inc. agreed to deliver to us at a subsequent closing the old note and warrants and to reaffirm certain representations and warranties;

•	we agreed to issue to Lancer Offshore, Inc. at a subsequent closing an unsecured note in the principal amount of $1,500,000 bearing no interest, not convertible into common stock and due on January 31, 2004 or earlier under certain circumstances; and

•	Lancer Offshore, Inc. made a series of representations concerning its suitability and capabilities as an investor.

Lancer Offshore, Inc. never satisfied the closing conditions under this settlement agreement and the closing was never held. Accordingly, we never issued the $1,500,000 note that the settlement agreement provided for us to issue at such closing. See “Business – Legal Proceedings.”

Hermitage Capital Corporation.

In April 2002, we entered into a letter agreement with Hermitage Capital Corporation which, among other things, required us to provide Hermitage Capital Corporation with:

•	a placement fee of 10% of the total amount of funds raised during the term of the letter agreement from investors introduced by Hermitage Capital Corporation in a financing through the issuance and placement of certain of our equity or convertible debt securities;

•	warrants to purchase an amount of shares of our common stock equal to 4.16% of the amount of financing raised from investors introduced by Hermitage Capital Corporation in any such financing; and

•	a placement fee of 10% of the total amount of funds raised in any such financing successfully consummated during the three years immediately following the term of the letter agreement with an investor that was introduced to us by Hermitage Capital Corporation during the term of the letter agreement.

The stated term of the letter agreement was from April 30, 2002 through September 30, 2004. Pursuant to the terms of the letter agreement, we paid Hermitage Capital Corporation, as placement agent, $150,000 in connection with our transactions with Lancer Offshore, Inc. in August 2002. We have entered into a settlement agreement with Hermitage Capital Corporation dated as of February 13, 2003 pursuant to which, among other things:

•	the letter agreement was terminated;

•	the parties gave mutual releases relating to the letter agreement; and

•	we agreed to issue to Hermitage Capital Corporation or its designees, upon the closing of the transactions contemplated by the settlement agreement with Lancer Offshore, Inc., warrants exercisable until February 2006 to purchase 60,000 shares of common stock for $2.50 per share (without giving effect to any adjustment that may result from the reverse stock split pursuant to the antidilution provisions of such warrant), which number of shares and exercise price would not have been adjusted as a result of a 0.2248318-for-one reverse stock split of our common stock that was contemplated at such time but never consummated.

The closing contemplated by the settlement agreement with Lancer Offshore, Inc. never occurred and the closing was never held. Accordingly, we never issued the warrants that the settlement agreement with Hermitage provided for us to issue upon such closing. See “Business – Legal Proceedings.”

Governmental Regulation

The research and development, manufacturing, promotion, marketing and distribution of our products in the United States, our Target European Market and other regions of the world are subject to regulation by numerous governmental authorities, including the U.S. Food and Drug Administration, or the FDA, the European Union and analogous agencies.

United States

The FDA regulates the manufacture and distribution of medical devices in the United States pursuant to the Food, Drug and Cosmetic Act of 1938, or the FDC Act. All of our products are regulated in the United States as medical devices by the FDA under the FDC Act. Noncompliance with applicable requirements can result in, among other things:

•	fines;

•	injunctions;

•	civil penalties;

•	recall or seizure of products;

•	total or partial suspension of production;

•	withdrawal of existing approvals or premarket clearances of products;

•	refusal to approve or clear new applications or notices relating to such non-compliant person’s products;

•	recommendations by the FDA that such non-compliant person not be allowed to enter into government contracts; and

•	criminal prosecution.

The FDA also has authority to require repair, replacement or refund of the cost of any device illegally manufactured or distributed.

Under the FDC Act, medical devices are classified in one of three classes, namely Class I, II or III, on the basis of the controls deemed necessary by the FDA to reasonably ensure their safety and effectiveness.

•	Class I devices are medical devices for which general controls are deemed sufficient to ensure their safety and effectiveness. General controls include provisions related to (1) labeling, (2) producer registration, (3) defect notification, (4) records and reports and (5) quality service requirements, or QSR.

•	Class II devices are medical devices for which the general controls for the Class I devices are deemed not sufficient to ensure their safety and effectiveness and require special controls in addition to the general controls. Special controls include provisions related to (1) performance and design standards, (2) post-market surveillance, (3) patient registries and (4) the use of FDA guidelines.

•	Class III devices are medical devices generally limited to life-sustaining, life-supporting or implantable devices or new devices which have been found not to be substantially equivalent to legally marketed devices, that the FDA deems to require the most restrictive controls to ensure their safety and effectiveness.

Before a new medical device can be introduced to the market, FDA clearance of a premarket notification under Section 510(k) of the FDC Act or FDA clearance of a premarket approval application under Section 515 of the FDC Act must be obtained. A Section 510(k) clearance will be granted if the submitted information establishes that the proposed device is “substantially equivalent” to a legally marketed Class I or Class II medical device or to a Class III medical device for which the FDA has not called for premarket approval under Section 515. The Section 510(k) premarket clearance process is generally faster and simpler than the Section 515 premarket approval process. We understand that it generally takes four to 12 months from the date a Section 510(k) notification is accepted for filing to obtain Section 510(k) premarket clearance and that it may take several years from the date a Section 515 application is accepted for filing to obtain Section 515 premarket approval, although it may take longer in both cases.

We expect that all of our products will be categorized as Class II devices and that these products will not require clearance of premarket approval applications under Section 515 of the FDC Act, but will be eligible for marketing clearance through the premarket notification process under Section 510(k). We have determined that we are eligible to utilize the Section 510(k) premarket notification process based upon our products’ substantial equivalence to previously legally marketed devices in the United States. However, we cannot assure you:

•	that we will not need to reevaluate the applicability of the Section 510(k) premarket notification process to our products in the future;

•	that the FDA will agree with our determination that we are eligible to use the Section 510(k) premarket notification process; or

•	that the FDA will not in the future require us to submit a Section 515 premarket approval application, which would be a more costly, lengthy and uncertain approval process.

The FDA has recently been requiring a more rigorous demonstration of substantial equivalence than in the past and may request clinical data to support premarket clearance. As a result, the FDA could refuse to accept for filing a Section 510(k) notification made by us pending the submission of additional information. The FDA may determine that any one of our proposed products is not substantially equivalent to a legally marketed device or that additional information is needed before a substantial equivalence determination can be made. A “not substantially equivalent” determination, or request for additional data, could prevent or delay the market introduction of our products that fall into this category, which in turn could have a material adverse effect on our potential sales and revenues. Moreover, even if the FDA does clear one or all of our products under the Section 510(k) process, it may clear a product for some procedures but not others or for certain classes of patients and not others.

For any devices cleared through the Section 510(k) process, modifications or enhancements that could significantly affect the safety or effectiveness of the device or that constitute a major change to the intended use of the device will require a new Section 510(k) premarket notification submission. Accordingly, if we do obtain Section 510(k) premarket clearance for any of our products, we will need to submit another Section 510(k) premarket notification if we significantly affect that product’s safety or effectiveness through subsequent modifications or enhancements.

If human clinical trials of a device are required in connection with a Section 510(k) notification and the device presents a “significant risk,” the sponsor of the trial (usually the manufacturer or distributor of the device) will need to file an Investigational Device Exemption, or IDE, application prior to commencing human clinical trials. The IDE application must be supported by data, typically including the results of animal testing and/or laboratory bench testing. If the IDE application is approved, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as specified in the IDE. Sponsors of clinical trials are permitted to sell those devices distributed in the course of the study provided such compensation does not exceed recovery of the costs of manufacture, research, development and handling. An IDE supplement must be submitted to the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness or the rights, safety or welfare of subjects. We intend to file one IDE with respect to the OLpur MD190 and the OLpur H2H, and another IDE with respect to the OLpur NS2000. We have filed a pre-IDE application with respect to the OLpur MD190 and have initiated discussions with the FDA to facilitate the 510(k) approval process. At this point, the onus is on us to take the initiative in pushing forward on the application. However, we anticipate delaying somewhat our application for approval of the OLpur MD190 in the United States in order to combine it with an application for approval of OLpur H2H. We have targeted a meeting with the FDA to discuss this strategy and the appropriate next steps for sometime prior to year end 2004. We believe that our design verification on the OLpur H2H will have progressed to the point where the device will be ready for clinical trails in the first quarter of 2005, and, provided that such trials are successful, we expect to file a 510(k) application with respect to both the OLpur MD190 and the OLpur H2H in the fourth quarter of 2005 or the first quarter of 2006 and hope to achieve U.S. regulatory approval in the first half of 2006.

The Section 510(k) premarket clearance process can be lengthy and uncertain. It will require substantial commitments of our financial resources and management’s time and effort. Significant delays in this process could occur as a result of factors including:

•	the FDA’s failure to schedule advisory review panels;

•	changes in established review guidelines;

•	changes in regulations or administrative interpretations; or

•	determinations by the FDA that clinical data collected is insufficient to support the safety and effectiveness of one or more of our products for their intended uses or that the data warrants the continuation of clinical studies.

Delays in obtaining, or failure to obtain, requisite regulatory approvals or clearances in the United States for any of our products would prevent us from selling those products in the United States and would impair our ability to generate funds from sales of those products in the United States, which in turn could have a material adverse effect on our business, financial condition, and results of operations.

The FDC Act requires that medical devices be manufactured in accordance with the FDA’s current QSR regulations which require, among other things, that:

•	the design and manufacturing processes be regulated and controlled by the use of written procedures;

•	the ability to produce medical devices which meet the manufacturer’s specifications be validated by extensive and detailed testing of every aspect of the process;

•	any deficiencies in the manufacturing process or in the products produced be investigated;

•	detailed records be kept and a corrective and preventative action plan be in place; and

•	manufacturing facilities be subject to FDA inspection on a periodic basis to monitor compliance with QSR regulations.

If violations of the applicable QSR regulations are noted during FDA inspections of our manufacturing facilities or the manufacturing facilities of our contract manufacturers, there may be a material adverse effect on our ability to produce and sell our products.

Before the FDA approves a Section 510(k) premarket notification, the FDA is likely to inspect the relevant manufacturing facilities and processes to ensure their continued compliance with QSR. Although some of the manufacturing facilities and processes that we expect to use to manufacture our OLpur MD190 and OLpur NS2000 have been inspected and certified by a worldwide testing and certification agency (also referred to as a notified body) that performs conformity assessments to European Union requirements for medical devices, they have not all been inspected by the FDA. Similarly, although some of the facilities and processes that we expect to use to manufacture our OLpur H2H have been inspected by the FDA, they have not all been inspected by any notified body. A “notified body” is a group accredited and monitored by governmental agencies that inspects manufacturing facilities and quality control systems at regular intervals and is authorized to carry out unannounced inspections. Even after the FDA has cleared a Section 510(k) submission, it will periodically inspect the manufacturing facilities and processes for compliance with QSR. In addition, in the event that additional manufacturing sites are added or manufacturing processes are changed, such new facilities and processes are also subject to FDA inspection for compliance with QSR. The manufacturing facilities and processes that will be used to manufacture our products have not yet been inspected by the FDA for compliance with QSR. We cannot assure you that the facilities and processes used by us will be found to comply with QSR and there is a risk that clearance or approval will, therefore, be delayed by the FDA until such compliance is achieved.

In addition to the requirements described above, the FDC Act requires that:

•	all medical device manufacturers and distributors register with the FDA annually and provide the FDA with a list of those medical devices which they distribute commercially;

•	information be provided to the FDA on death or serious injuries alleged to have been associated with the use of the products, as well as product malfunctions that would likely cause or contribute to death or serious injury if the malfunction were to recur; and

•	certain medical devices not cleared with the FDA for marketing in the United States meet specific requirements before they are exported.

European Union

The European Union began to harmonize national regulations comprehensively for the control of medical devices in member nations in 1993, when it adopted its Medical Devices Directive. The European Union directive applies to both the manufacturer’s quality control system and the product’s technical design. Depending on the class of medical devices, a manufacturer may choose alternative regulatory approaches to demonstrate compliance with European Union provisions. We have subjected our entire business in our Target European Market to the most comprehensive procedural approach in order to demonstrate the quality standards and performance of our operations, which we believe is also the fastest way to launch a new product in the European Community.

The regulatory approach we chose to demonstrate compliance with European Union provisions requires the certification of a full quality management system by a notified body charged with examining the quality management system. We engaged TÜV Rheinland of North America, Inc. (“TÜV Rheinland”) as the notified body to assist us in obtaining a European Union certificate for our quality management system and in demonstrating our compliance with the European Union requirements.

Under the regulatory approach we chose to demonstrate compliance with European Union provisions, only after a company receives a European Union certificate for its quality management system may such company assess whether products that it has developed and/or manufactured satisfy European Union requirements. European Union requirements for products are set forth in harmonized European Union standards and include conformity to safety requirements, physical and biological properties, construction and environmental properties, and information supplied by the manufacturer. A company demonstrates conformity to these requirements, with respect to a product, by pre-clinical tests, biocompatibility tests, qualification of products and packaging, risk analysis and well-conducted clinical investigations approved by ethics committees.

Once a manufacturer having a European Union-certified full quality management system has assessed the conformity of its products with harmonized European standards and has determined that its products conform with these standards, the manufacturer then declares and documents such conformity and places a “CE” mark on the relevant products. The CE mark, which stands for Conformité Européenne, demonstrates compliance with the relevant European Union requirements. Products subject to these provisions that do not bear the CE mark cannot be imported to, or sold or distributed within, the European Union.

In July 2003, we received a certification from TÜV Rheinland that our quality management system conforms with the requirements of the European Community. At the same time, TÜV Rheinland approved our use of the CE marking with respect to the design and production of high permeability hemodialyzer products for ESRD therapy. As of the date of this prospectus, the manufacturing facilities and processes that we are using to manufacture our OLpur MD190 have been inspected and certified by a notified body.

Regulatory Authorities in Regions outside of the United States and the European Union

We also plan to sell our products in foreign markets outside the United States which are not part of the European Union. Requirements pertaining to medical devices vary widely from country to country, ranging from no health regulations to detailed submissions such as those required by the FDA. We believe the extent and complexity of regulations for medical devices such as those produced by us are increasing worldwide. We anticipate that this trend will continue and that the cost and time required to obtain approval to market in any given country will increase, with no assurance that such approval will be obtained. Our ability to export into other countries may require compliance with ISO 13485, which is analogous to compliance with the FDA’s QSR requirements. Other than the CE marking of our OLpur MD190 product, we have not obtained any regulatory approvals to sell any of our products and there is no assurance that any such clearance or certification will be issued. We anticipate obtaining CE marking of our OLpur H2H product in the second quarter of 2005, and regulatory approval in the United States in the first half of 2006. We anticipate obtaining CE Marking of the NS2000 as well as regulatory approval in the United States in 2006.

Reimbursement

In both domestic markets and markets outside of the United States, sales of our products will depend in part, on the availability of reimbursement from third-party payors. In the United States, ESRD providers are reimbursed through Medicare, Medicaid and private insurers. In countries other than the United States, ESRD providers are also reimbursed through governmental and private insurers. In countries other than the United States, the pricing and profitability of our products generally will be subject to government controls. Despite the continually expanding influence of the European Union, national healthcare systems in its member nations, reimbursement decision-making included, are neither regulated nor integrated at the European Union level. Each country has its own system, often closely protected by its corresponding national government. The following reflects the current reimbursement landscape in the United States.

Medicare Reimbursement

Medicare generally provides health insurance coverage for persons who are age 65 or older and for persons who are completely disabled. Medicare also provides coverage for other eligible patients, regardless of age, who have been medically determined to have ESRD. For patients eligible for Medicare based solely on ESRD (generally patients under age 65), Medicare eligibility begins three months after the month in which the patient begins dialysis. During this three-month waiting period, Medicaid, private insurance or the patient is responsible for payment for dialysis services. This waiting period is waived for individuals who participate in a self-care dialysis-training program.

For ESRD patients under age 65 who have any employer group health insurance coverage (regardless of the size of the employer or the individual’s employment status), Medicare coverage is generally secondary to the employer coverage during a 30-month coordination period that follows the establishment of Medicare eligibility or entitlement based on ESRD. During the coordination period, an employer group health plan is responsible for paying primary benefits at the rate specified in the plan, which may be a negotiated rate or the healthcare provider’s usual and customary rate. As the secondary payer during this coordination period, Medicare will make payments up to the applicable composite rate for dialysis services to supplement any primary payments by the employer group health plan if the plan covers the services but pays only a portion of the charge for the services.

Medicare generally is the primary payer for ESRD patients after the 30-month coordination period. Under current rules, Medicare is also the primary payer for ESRD patients during the 30-month coordination period if, before becoming eligible for Medicare on the basis of ESRD, the patient was already age 65 or over (or eligible for Medicare based on disability) unless covered by an employer group health plan (other than a “small” employer plan) because of current employment. This rule eliminates for many dual-eligible beneficiaries the 30-month coordination period during which the employer plan would serve as primary payer and reimburse health care providers at a rate that we believe may be higher than the Medicare composite rate. The rule regarding entitlement to primary Medicare coverage when the patient is eligible for Medicare on the basis of both age (or disability) and ESRD has been the subject of frequent legislative and regulatory change in recent years and there can be no assurance that the rule will remain unchanged in the future.

When Medicare is the primary payer, it reimburses 80% of the composite rate set by the Medicare prospective reimbursement system for each dialysis treatment. The beneficiary is responsible for the remaining 20%, as well as any unmet Medicare deductible amount, although an approved Medicare supplement insurance policy, other private health insurance or Medicaid may pay on the beneficiary’s behalf. The composite payment rates, effective January 1, 2002, for urban renal facilities published in February 2001 by the Department of Health and Human Services for outpatient dialysis services ranged from $121.24 to $144.05 per treatment depending on the location of the renal facility. We have confirmed with the Department of Health and Human Services that these composite payment rates currently remain in effect. Reimbursement rates are subject to periodic adjustment based on certain factors, including legislation and executive and congressional budget reduction and control processes, inflation and costs incurred in rendering the services, but in the past have had little relationship to the cost of conducting business.

We are unable to predict what, if any, future changes may occur in the Medicare composite reimbursement rate or in any other reimbursement program. Any reductions in the Medicare composite reimbursement rate or in any other reimbursement program could have a material adverse effect on our revenues and net earnings. In addition, there have been various legislative proposals for the reform of numerous aspects of Medicare, including extension of the coordination period and expanded enrollment of Medicare beneficiaries in managed care programs. See “Business – Reimbursement – Potential Health Care Legislation.”

Private Reimbursement

Some ESRD patients have private insurance that covers dialysis services. As discussed above, health care providers receive reimbursement for ESRD treatments from the patient or private insurance during a “waiting period” of up to three months before the patient becomes eligible for Medicare. In addition, if the private payer is an employer group health plan, it is generally required to continue to make primary payments for dialysis services during the 30-month period following eligibility or entitlement to Medicare. In general, employers may not reduce coverage or otherwise discriminate against ESRD patients by taking into account the patient’s eligibility or entitlement to Medicare benefits.

We believe that before Medicare primary coverage is established, private payers may reimburse dialysis expenses at rates significantly higher than compensation under the Medicare composite rate on a per-treatment basis. When Medicare becomes a patient’s primary payer, private insurance often covers the per-treatment 20% coinsurance that Medicare does not pay.

Medicaid

Reimbursement Medicaid programs are state-administered programs partially funded by the federal government. These programs are intended to provide coverage for patients whose income and assets fall below state defined levels and who are otherwise uninsured. The programs may also serve as supplemental insurance programs for the Medicare co-insurance portion and provide certain coverages (e.g., oral medications) that are not covered by Medicare. Some Medicaid programs require Medicare recipients to pay a share of the cost of services based upon the recipient’s level of income or assets, but other programs provide for coverage without coinsurance amounts.

Potential Health Care Legislation

Because the Medicare program represents a substantial portion of the federal budget, Congress takes action in almost every legislative session to modify the Medicare program for the purpose of reducing the amounts otherwise payable by the program to health care providers in order to achieve deficit reduction targets or meet other political goals. Legislation and/or regulations may be enacted in the future that may significantly modify the Medicare ESRD program or substantially affect reimbursement for dialysis services. Such legislation or regulations may materially adversely affect our potential revenues from the United States market.

Product Liability and Insurance

The production, marketing and sale of kidney dialysis products have an inherent risk of liability in the event of product failure or claim of harm caused by product operation. We have acquired product liability insurance in the amount of 5 million euro, or approximately $6.2 million. A successful claim in excess of our insurance coverage could materially deplete our assets. Moreover, any claim against us could generate negative publicity, which could decrease the demand for our products, our ability to generate revenues and our profitability.

Some of our existing and potential agreements with manufacturers of our products and components of our products do or may require us (1) to obtain product liability insurance or (2) to indemnify manufacturers against liabilities resulting from the sale of our products. If we are not able to maintain adequate product liability insurance, we will be in breach of these agreements, which could materially adversely affect our ability to produce our products. Even if we are able to obtain and maintain product liability insurance, if a successful claim in excess of our insurance coverage is made, then we may have to indemnify some or all of our manufacturers for their losses, which could materially deplete our assets.

Employees

As of January 1, 2004, we employed a total of seventeen employees, fifteen of whom were full time and two of whom were employed on a consulting basis or part-time. These seventeen employees were distributed among our various operating departments as follows:

Department	Number of Employees
Research and Development	6
General and Administrative	4
Customer Service	3
Marketing and Sales	2
Quality Systems	1
Clinical Services Director	1

As of the fourth quarter of 2003, we established in our Target European Market a customer service and financial operations center in Dublin, Ireland. We have a Clinical Services Director who serves to provide customer support and training. Our sales staff is currently based in Ireland and France. We intend to add two to four members to our sales staff in each of our Target European Market and the United States, as well as two to three members to our administrative staff in each of our Target European Market and the United States. We intend to make our European staff additions as we expand our presence in our Target European Market and such expansion is currently in process. We intend to make our United States staff additions at or around the time we file for regulatory approval for the H2H in the United States, which we expect to occur in the fourth quarter of 2005 or the first quarter of 2006.

No employees are covered by collective bargaining agreements. We consider our relationship with our employees generally to be good.

Facilities

Our U.S. facilities are located at 3960 Broadway, 3rd and 4th Floors, New York, New York 10032 and consist of approximately 2,678 square feet of space. On July 1, 2004, we entered into a license agreement for the use of this space with the Trustees of Columbia University in the City of New York. The term of the license agreement is for one year with a monthly cost of $8,839, including monthly internet access. This license replaces a one year license for space at the same location that we had entered into on July 1, 2003, and adds approximately 578 square feet of office space to provide facilities for our sales, marketing and nursing staff, and for accounting staff that we expect to hire during 2004. We use our facilities to house our corporate headquarters and research facilities. Our offices and laboratories are housed in the Mary Woodard Lasker Building, a part of the Audubon Business and Technology Center administered by Columbia University, which is equipped to accommodate biotechnology and medical product development companies. Of the space we license, 1,500 square feet is dedicated laboratory space, which is equipped with laboratory equipment, such as benches, fume hoods, gas, air and water systems, and the remaining 1,178 square feet is dedicated office space. We believe that our insurance coverage adequately covers our interest in our office space.

Our facilities in our Target European Market are located at 1st Floor, Suite 5, The Avenue, Beacon Court, Sandyford, Dublin 18, Ireland and consist of approximately 500 square feet of space. On August 1, 2003 we entered into a lease for this space with Mohan & Company, an accounting firm wholly-owned by our Director of Finance, Europe, Cormac Mohan. The term of the lease is for three years with a monthly rent of 1,000 Euro (approximately $1,240). We use our facilities to house our customer service and accounting operations. The Avenue, Beacon Court is a new office complex within approximately 10 miles of downtown Dublin. We believe this space is currently adequate to meet our needs.

We do not own any real property for use in our operations or otherwise.

Legal Proceedings

We are the defendant in an action captioned Marty Steinberg, Esq. as Receiver for Lancer Offshore, Inc. v. Nephros, Inc., Case No. 04-CV-20547, that was commenced on March 8, 2004, and is pending in the U.S. District Court for the Southern District of Florida (the “Ancillary Proceeding”). That action is ancillary to a proceeding captioned Securities and Exchange Commission v. Michael Lauer, et. al., Case No. 03-CV-80612, that was commenced on July 8, 2003, and is also pending in the U.S. District Court for the Southern District of Florida, wherein the court has appointed a Receiver to manage Lancer Offshore, Inc. and various related entities (the “Receivership”).

In the Ancillary Proceeding, the Receiver for Lancer Offshore, Inc. alleges that, in consideration for Lancer Offshore, Inc.’s agreement to enter into the settlement agreement, we were required to deliver a note in the principal amount of $1,500,000 and an instrument evidencing the portion of warrants previously issued to Lancer Offshore, Inc. that were not surrendered by Lancer Offshore, Inc. pursuant to the settlement agreement, and the Receiver seeks payment of $1,500,000, together with interest, costs and attorneys’ fees, as well as delivery of a warrant evidencing the right to purchase until December 2007 an aggregate of 75,000 shares of our common stock for $2.50 per share (or 21,308 shares of our common stock for $8.80 per share, if adjusted for the reverse stock split pursuant to the antidilution provisions of such warrant, as amended). See “Business – Settlement Agreements – Lancer Offshore, Inc.”

On or about April 29, 2004, we served an answer in which we denied liability for, and asserted numerous defenses to, the Receiver’s claims. We believe that we have valid defenses to the Receiver’s claims and the prospective claims mentioned above, and intend to contest them vigorously. At this time the Ancillary Proceeding has not progressed past the initial pleading stage. In addition, on or about March 30, 2004, we asserted claims for damages against Lancer Offshore, Inc. that exceed the amount sought in the Ancillary Proceeding by submitting a proof of claim in the Receivership. We have been discussing a potential settlement of all claims with the Receiver. However, there can be no assurance that these discussions or the outcome of any of these proceedings will be successful.

Lancer Offshore, Inc. may contend that the 75,000 shares and $2.50 per share exercise terms of their warrant are not subject to adjustment as a result of our currently contemplated 0.2841-for-one reverse stock split. Furthermore, Lancer Offshore, Inc. may claim that the number of shares issuable upon exercise of the warrant should actually be increased to 94,771 and the exercise price proportionally decreased to $1.98 per share, upon consummation of the currently planned reverse stock split to adjust for the difference between the split contemplated in the warrants (0.2248318-for-one) and our currently planned split (0.2841-for-one). We believe that the plain language of the amended warrant only excepts from adjustment the specific reverse stock split referred to in our registration statement that had been filed with the SEC at such time and was later withdrawn. In addition to the plain language of the amendment, we believe certain equitable considerations support our position that the warrant is subject to adjustment for our currently planned 0.2841-for-one reverse stock split.

We have currently reserved for the Ancillary Proceeding on our balance sheets as of December 31, 2003 and March 31, 2004 as a $1,500,000 accrued liability. Such balance sheets do not include any adjustment for the possibility of a settlement of the Ancillary Proceeding or otherwise reflect our claims against the Receivership. Nonetheless, if and to the extent that our expenses related to defending against the Receiver’s claims in the Ancillary Proceeding and/or pursuing our claims in the Receivership become significant or if we are found to have significant liability under the warrant or for costs and fees, then our liquidity could be materially adversely affected and/or our stockholders could experience dilution in their investment in us and the value of our stockholders’ interests in us could be impaired.

In June 2004, Hermitage Capital Corporation (“Hermitage”) threatened to sue us seeking warrants to purchase 60,000 shares of our common stock for $2.50 per share (or 17,046 shares of our common stock for $8.80 per share, if adjusted for the reverse stock split pursuant to the antidilution provisions of such warrant) as well as a placement fee and additional warrants it claims are, or will be, owed in connection with the offering to which this prospectus relates, as compensation for allegedly introducing us to the underwriter. We believe that Hermitage may bring such lawsuit imminently and expect that it will also include claims for various unspecified damages. We believe that we have valid defenses to any claim that Hermitage may foreseeably bring, and intend to contest any such suit vigorously. Additionally, we have informed Hermitage of our belief that our settlement agreement with them bars any claim for compensation under the April 2002 letter agreement or otherwise, other than their warrants provided thereunder, and that under the settlement agreement, the warrants are payable only if and after Lancer Offshore, Inc. holds a closing with us pursuant to its settlement agreement, which has not occurred. See “Business – Settlement Agreements – Hermitage Capital Corporation.”

The form of warrants that would have been issuable to Hermitage pursuant to the settlement agreement, if the closing of the transactions contemplated by our settlement agreement with Lancer Offshore, Inc. had occurred, contained the same antidilution provisions as were added to Lancer Offshore, Inc.’s warrant pursuant to our settlement agreement with Lancer Offshore, Inc. Accordingly, Hermitage Capital Corporation may contend that the 60,000 shares and $2.50 per share exercise terms of the warrant described in the settlement agreement would not be subject to adjustment as a result of our currently contemplated 0.2841-for-one reverse stock split. Furthermore, Hermitage may claim that the number of shares issuable upon exercise of the warrant should actually be increased to 75,817 and the exercise price proportionally decreased to $1.98 per share, upon consummation of the currently planned split to adjust for the difference between the split contemplated in the warrants (0.2248318-for-one) and our currently planned split (0.2841-for-one). We believe that the plain language of the amended warrant only excepts from adjustment the specific reverse stock split referred to in our registration statement that had been filed with the SEC at such time and was later withdrawn. In addition to the plain language of the amendment, we believe certain equitable considerations support our position that the warrant is subject to adjustment for our currently planned 0.2841-for-one reverse stock split.

Except for the matters described above, there is no current or pending legal proceeding to which we are a party or to which any of our properties is subject.

MANAGEMENT

Information Concerning Directors, Executive Officers and Key Employees

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers:

Name	Age	Position
Eric A. Rose, M.D.	53	Chairman of the Board and Class III Director
Norman J. Barta	47	President, Chief Executive Officer and Class III Director
Lawrence J. Centella	63	Class III Director
Howard Davis	49	Class I Director
Donald G. Drapkin	56	Class II Director
William J. Fox	47	Class II Director
W. Townsend Ziebold, Jr.	42	Class I Director
Marc L. Panoff	34	Chief Financial Officer

Upon the consummation of this offering, our amended and restated certificate of incorporation will provide for a classified board of directors consisting of three classes of directors, each serving staggered, three-year terms. The terms of the Class I Directors will expire in 2005, the Class II Directors in 2006; and the Class III Directors in 2007.

Eric A. Rose, M.D. has served as chairman of our board of directors and a director since our inception in 1997. Dr. Rose served as our president and chief executive officer from May 1999 until July 2002. Since 1994, Dr. Rose has been the Morris and Rose Millstein/Johnson & Johnson Professor and Chairman of the Department of Surgery at the Columbia University College of Physicians and Surgeons, and Surgeon in Chief at the Columbia Presbyterian Medical Center. Dr. Rose is a director of SIGA Technologies, Inc., a publicly-traded biotechnology company focused on the design and development of novel products for the prevention and treatment of serious infectious diseases. Dr. Rose received a B.A., summa cum laude, in Psychology from Columbia College and an M.D. from Columbia University College of Physicians and Surgeons.

Norman J. Barta has served as our president and chief executive officer and as a director since July 2002, and served as our chief financial officer from October 1998 until July 2004. Mr. Barta has served as our treasurer and secretary since May 1999. Mr. Barta served as our chief operating officer from October 1999 to July 2002. From 1994 to 1997, Mr. Barta provided financial planning and management for the research and development division of National Medical Care (currently a division of the Fresenius Medical Care AG), which prior to its acquisition by Fresenius, was one of the largest dialysis providers in the world. Prior to that, Mr. Barta was a consultant for Corestates Bank, where he restructured and optimized cash management and treasury areas for the bank’s corporate and public-sector clients. Mr. Barta received a B.S. in Mathematics and Economics from Carnegie-Mellon University and an M.B.A. from the University of Chicago.

Lawrence J. Centella has served as a director of our company since January 2001. Mr. Centella serves as president of Renal Patient Services, LLC, a company that owns and operates dialysis centers, and has served in such capacity since June 1998. From 1997 to 1998, Mr. Centella served as executive vice president and chief operating officer of Gambro Healthcare, Inc., an integrated dialysis company that manufactures dialysis equipment, supplies dialysis equipment and operates dialysis clinics. From 1993 to 1997, Mr. Centella served as president and chief executive officer of Gambro Healthcare Patient Services, Inc. (formerly REN Corporation). Prior to that, Mr. Centella served as president of COBE Renal Care, Inc., Gambro Hospal, Inc., LADA International, Inc. and Gambro, Inc. Mr. Centella is also the founder of LADA International, Inc. Mr. Centella received a B.S. from DePaul University.

Howard Davis will begin to serve as a director of our company upon the consummation of this offering. Since 2003, Mr. Davis serves as Senior Vice President – Capital Markets with The Shemano Group, which is underwriting this offering. From 1997 to 2003, Mr. Davis served as the executive vice president of GunnAllen Financial Inc., where he was the executive responsible for the investment banking and finance division. Mr. Davis has advised us that he will not be involved with the marketing of our securities after the consummation of this offering. From 1990 to 1997, Mr. Davis served as the president and chief executive officer of Kensington Securities, Inc., a National Association of Securities Dealers, Inc. broker dealer. Prior to joining Kensington Securities, Inc. in 1990, Mr. Davis had served as the president, and, prior to that, as chief financial officer, of Numero Uno Franchise Corporation, a Los Angeles based franchisor of pizzeria and Italian restaurants. Mr. Davis is also a former instructor in franchising at California State University. Mr. Davis was a former member of the board of directors and the audit and compensation committees of Intelli-Check, Inc., a corporation which files reports pursuant to the Securities Exchange Act of 1934. Mr. Davis attended the University of Southern California; California State University, Northridge; and Kent State University, where he majored in Finance and Accounting.

Donald G. Drapkin has served as a director of our company since our inception in 1997. Mr. Drapkin served as our interim president, chief executive officer and treasurer from 1997 until May 1999. Mr. Drapkin has been vice chairman and a director of MacAndrews & Forbes Holdings Inc. and various affiliates since 1987, including, as of the date of this prospectus, the following corporations which file reports pursuant to the Securities Exchange Act of 1934: Revlon Consumer Products Corporation and Revlon, Inc. MacAndrews & Forbes Holdings Inc. is a holding company that has no business operations of its own, but holds investments in various businesses from time to time. Prior to joining MacAndrews & Forbes, Mr. Drapkin was a partner in the law firm of Skadden, Arps, Slate, Meagher & Flom LLP for more than five years. In addition to those listed above, Mr. Drapkin is a director of the following corporations which file reports pursuant to the Securities Exchange Act of 1934: Anthracite Capital, Inc.; Playboy Enterprises, Inc. and SIGA Technologies, Inc., a biotechnology company focused on the design and development of novel products for the prevention and treatment of serious infectious diseases. Mr. Drapkin received a B.A. from Brandeis University and a J.D. from Columbia University.

William J. Fox will begin to serve as a director of our company upon the consummation of this offering. Since February 1999, Mr. Fox has served as chairman, president, chief executive officer and a director of AKI, Inc. and president, chief executive officer and a director of AKI Holdings, Inc., a marketing and interactive advertising company. Prior to that, Mr. Fox served as president of Strategic and Corporate Development for Revlon Worldwide and chief executive officer of Revlon Technologies. From 1994 to April 1999, Mr. Fox served as a director, and from 1997 to 1999, Mr. Fox served as senior executive vice president, of both Revlon Inc. and Revlon Consumer Products Corporation. For the five years ending 1999, Mr. Fox was also senior vice president of MacAndrews & Forbes Holdings, Inc. Mr. Fox currently serves as non-executive co-chairman of the board and a director of Loehmann’s Holding Inc. and has served as a vice-chairman of the board and a director of Hain Food Group, Inc. and, until December 1997, as a vice president, and until December 1998, a vice-chairman of the board and a director of The Cosmetic Centers, Inc., a corporation which filed a voluntary bankruptcy petition in April 1999. Mr. Fox currently serves as a director of LQ Corporation, Inc.

W. Townsend Ziebold, Jr. has served as a director of our company since 1999. Mr. Ziebold was elected as a director of our company by the holders of shares of our series B convertible preferred stock in accordance with certain voting rights that terminate upon the mandatory conversion of such shares into shares of our common stock upon the consummation of this offering. Approximately 80% of our outstanding shares of series B convertible preferred stock are beneficially owned by Cypress Capital Assets, LP. Since 1996, Mr. Ziebold has been president of Wasserstein Levered Venture Partners II, LLC, the venture capital affiliate of Wasserstein & Co., L.P., where Mr. Ziebold has led several of Wasserstein & Co., L.P.’s investments. Mr. Ziebold is a former director and non-executive chairman of Imax Corporation, a leading large-screen film projection company, and is a former director of Collins & Aikman Corporation, a $2 billion sales diversified manufacturing company, and Maybelline, Inc., a leading mass market cosmetics manufacturer. Mr. Ziebold received a B.A. in Economics from Trinity College and an M.B.A. from the Stanford School of Business.

Marc L. Panoff began serving as our chief financial officer in July 2004. Previously, since August 2001, Mr. Panoff had been the vice president of finance of Walker Digital Management, LLC, a privately held research and development laboratory that invents, patents and develops business solutions. Companies created by Walker Digital intellectual property include Priceline.com and Synapse Group, Inc. From 1994 to 2001, Mr. Panoff served as the corporate controller of Medicis Pharmaceutical Corporation, a publicly-traded specialty pharmaceutical concern specializing in treating dermatological conditions. From 1992 to 1994 Mr. Panoff served as a staff auditor for KPMG in New York. Mr. Panoff received a B.S. in Business Administration from Washington University in St. Louis and an M.B.A. from Arizona State University. Mr. Panoff is a Certified Public Accountant in the state of New York.

There are no family relationships among any of our directors and executive officers.

Upon consummation of the offering to which this prospectus relates, our board of directors will consist of seven members. Our amended and restated certificate of incorporation provides for a classified board of directors consisting of three classes of directors, each serving staggered, three-year terms. Except as otherwise provided by our bylaws for filling vacancies on our board of directors, a portion of our board of directors will be elected each year at our annual meeting of stockholders for a three-year term and hold office until their respective successors are elected, or until their earlier resignation or removal. The underwriter of this offering has the right to designate an individual as a non-voting advisor to our board of directors who will be entitled (i) to attend any or all of the meetings of our board of directors, (ii) to receive copies of all notices and other documents provided to our directors and (iii) to receive the same cash compensation and reimbursement of expenses as we afford to our directors who are not also officers or employees of ours. The underwriter has agreed that, so long as Mr. Davis, or any other individual designated by the underwriter, serves as a member of our board of directors, we shall be deemed to have satisfied our obligation to provide the underwriter with the option to designate a non-voting advisor to our board of directors.

Key Employees

Gregory Collins, Ph.D. has served as our senior scientist since 1998. From 1993 to 1997, Dr. Collins was a research and development program manager at National Medical Care, where he was responsible for research and development projects relating to dialyzer cartridges and bloodlines. From 1990 to 1993, Dr. Collins served as a senior level research and development engineer at National Medical Care, where he applied basic scientific theory to practical device development using his training in solute transport, and gained technical expertise in the spinning of hollow fiber semi-permeable membranes, dialyzer cartridge design and assembly techniques, and novel test method development. Dr. Collins received a B.S., summa cum laude, in Chemical Engineering from Arizona State University and a Ph.D., magna cum laude, in Bioengineering from U.C. San Diego. Dr. Collins is 43 years old.

Jan Rehnberg has served as our Senior Vice President, Marketing and Sales since January 2004. From 1998 to 2003, Mr. Rehnberg served as Managing Director of Gambro Healthcare Europe, where he developed their European market by establishing or acquiring 110 clinics serving 8,000 patients. From 1990 to 1998, Mr. Rehnberg was the President Director General (Managing Director) of Gambro SA France, where he reorganized and expanded the market for Gambro Renal Products. From 1985 to 1990, Mr. Rehnberg was the Managing Director Gambro SA Spain, where he served a similar function. From 1982 to 1984, Mr. Rehnberg was the Area Manager Middle East for Gambro, with responsibility for 14 Arab countries in which he developed product line sales, and established distributorships & agency agreements. Mr. Rehnberg received his Bachelor of International Business Administration from Lund University, Sweden. Mr. Rehnberg is 52 years old.

Nicholas Staub, B.A. has served as our Director of Sales since November 2003. From 1999 to 2003, Mr. Staub served as the Vice President of Development for Renal Ventures Management, where he was responsible for development of new dialysis clinics and co-venture relationships with Nephrologists and Hospitals. From 1986 to 1999, Mr. Staub was the Territory Manager for Cobe Laboratories/Gambro, where he marketed dialysis equipment and supplies to clinics in the Eastern United States. Mr. Staub received his B.A. in Business Administration from Menlo College of Business. Mr. Staub is 47 years old.

See “Management – Employment Agreements and Incentive Bonus Programs.”

Board Committees

Upon the consummation of this offering, our compensation committee will consist of two members, Lawrence J. Centella and and W. Townsend Ziebold, Jr., each of whom is an independent director in accordance with the American Stock Exchange listing standards. The compensation committee will be responsible for recommending compensation and benefits for the executive officers to the board of directors. It will also administer our Nephros 2000 Equity Incentive Plan and our Nephros 2004 Stock Incentive Plan and will be authorized to grant options under the latter plan.

Upon the consummation of this offering, our audit committee will consist of three members, Lawrence J. Centella, William J. Fox and W. Townsend Ziebold, Jr., each of whom is an independent director in accordance with the American Stock Exchange listing standards and Section 10A of the Securities Exchange Act and the rules and regulations promulgated thereunder. The board has determined that Mr. Fox is an “audit committee financial expert” as defined in Regulation S-K promulgated by the SEC. The audit committee will review the qualifications of our independent auditors, is responsible for their appointment, compensation, retention and oversight and reviews the scope, fees and results of activities related to audit and non-audit services. The audit committee will review with the accountants and our financial management the annual financial statements and discuss the effectiveness of internal accounting controls.

Upon the consummation of this offering, our nominating and corporate governance committee will consist of three members, Lawrence J. Centella, William J. Fox and W. Townsend Ziebold, Jr., each of whom is an independent director in accordance with the American Stock Exchange listing standards. The nominating and corporate governance committee will assist the board of directors in identifying qualified individuals to become board members, in determining the composition of the board and its committees, in monitoring a process to assess board effectiveness and in developing and implementing our corporate procedures and policies.

The full board of directors conducted the responsibilities of these committees during fiscal 2003.

Compensation Committee Interlocks and Insider Participation

Mr. Barta, who has held several executive offices during the last completed fiscal year, as well as Mr. Drapkin and Dr. Rose, each of whom is a former executive officer, have participated in deliberations, during the last completed fiscal year, of our board of directors concerning executive officer compensation.

Director Compensation

We will pay our directors $500 per meeting for board meetings attended in person and $100 per meeting for board meetings attended telephonically and will reimburse our directors for expenses incurred by them in connection with serving on our board of directors. We will pay the chairman of the Audit Committee $500 per meeting for meetings of the Audit Committee attended in person and $100 per meeting attended telephonically.

We will grant each non-employee director who first joins our board options to purchase 10,000 shares of our common stock in respect of such first year of service at an exercise price per share equal to the fair market value price per share of our common stock on the date of grant. We will also grant each non-employee director options to purchase 5,000 shares of our common stock at an exercise price per share equal to the fair market value price per share of our common stock on the grant date for each year of service as a member of our board after the first year of such service.

Executive Compensation

The following tables set forth in summary form information concerning the compensation paid by us during the fiscal years ended December 31, 2003, 2002 and 2001, to our chief executive officer and our other executive officers whose salary and bonus for the year exceeded $100,000 and who served as an executive officer as of December 31, 2003.

SUMMARY COMPENSATION TABLE

	Annual Compensation			Long Term Compensation Awards
Name and Principal Position	Year	Salary (dollars)	Bonus (dollars)	Number of Securities Underlying Options
Norman J. Barta President and Chief Executive Officer (1)	2003 2002 2001	201,635 139,331 130,000	61,350 0 250	327,567 0 0

Marc L. Panoff Chief Financial Officer (2)	2003 2002 2001	0 0 0	0 0 0	0 0 0

(1)	Mr. Barta served as our chief operating officer from October 1999 until July 2002 and our chief financial officer from October 1998 until July 2004.
(2)	Mr. Panoff began serving as our chief financial officer in July 2004. Mr. Panoff’s initial annual base salary is $140,000, and he will be considered for a possible merit increase in connection with his performance review, scheduled to be performed prior to January 1, 2005. In addition, Mr. Panoff may be awarded a bonus based on performance.

OPTION GRANTS IN LAST FISCAL YEAR

The following table sets forth information concerning the grant of stock options under our 2000 Equity Incentive Plan to the executive officers named above during fiscal year 2003. We did not grant any stock appreciation rights during the fiscal year ended December 31, 2003.

Individual Grants									Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation For Options Term (1)
Name (a)	Number of Securities Underlying Options Granted (#) (b)	Percent of Total Options Granted to Employees In Fiscal Year (c)		Exercise of Base Price ($/Sh) (d)		Market Price on Date of Grant ($/Sh) (2)		Expiration Date (e)	0% ($)	5% ($) (f)		10% ($) (g)
Norman J. Barta	161,937 165,630	17.83 18.24	% %	$ $	2.78 1.76	$ $	6.16 7.04	1/30/13 5/30/13	$$547,315 874,489	$ $	1,174,638 1,607,779	$ $	2,137,073 2,732,789

(1)	Potential realizable value is based on the assumption that our common stock appreciates at the annual rate shown, compounded annually, from the date of grant until the expiration of the options’ respective ten-year terms. These numbers are calculated based on Securities and Exchange Commission requirements and do not reflect our projection or estimate of future stock price growth. Potential realizable values are computed by multiplying the number of shares of common stock subject to a given option by the fair market value on the date of grant, as determined by our board of directors, assuming that the aggregate stock value derived from that calculation compounds at the annual 0%, 5% or 10% rate shown in the table for the entire ten-year term of the option and subtracting from that result the aggregate option exercise price.
(2)	The fair market value of the options expiring on January 30, 2013 (granted on January 30, 2003) was determined based on the proposed initial public offering price as reflected in our registration statement on Form SB-2 that had been filed with the SEC at such time and was later withdrawn. The fair market value of the options expiring on May 30, 2013 (granted on May 30, 2003) was determined based on the proposed initial public offering price as reflected in this registration statement.

AGGREGATED OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUES

The following table sets forth information concerning the number of unexercised options and the December 31, 2003 fiscal year-end value of unexercised options on an aggregated basis held by the executive officers named above. As we have not granted any stock appreciation rights, there were no stock appreciation rights outstanding at the end of fiscal year ended December 31, 2003.

	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-the- Money Options at Fiscal Year-End (dollars) (1)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Norman J. Barta	0	0	272,225	197,392	$1,430,113	$835,605

(1)	Options are “in-the-money” if, on December 31, 2003 the fair market value of our common stock exceeded the exercise price of those options. The amount shown under the column “Value of Unexercised In-the-Money Options at Fiscal Year-End” is calculated by determining the difference between the aggregate fair market value of our common stock underlying the options on December 31, 2003 and the aggregate exercise price of the options. For purposes of this calculation, since there had been no public trading market for our common stock as of December 31, 2003, the assumed initial public offering price of $6.50 per share was used as the fair market per share value of our common stock on such date. Notwithstanding the foregoing, the assumed initial public offering price of $6.50 per share does not necessarily represent the actual per share value of our common stock on December 31, 2003.

Employment Agreements and Incentive Bonus Programs

Agreement with Mr. Norman J. Barta

Norman J. Barta is serving as our president and chief executive officer under a written employment agreement with us. This agreement, as amended to date, has a term that expires on June 30, 2007. This agreement provides Mr. Barta with an annual base salary as of April 15, 2003 of $225,000. On July 31, 2004, Mr. Barta’s annual base salary will be increased by the dollar amount paid to Mr. Barta in respect of six milestones discussed below. During each year that Mr. Barta is employed with us, our compensation committee will review Mr. Barta’s performance and determine, in its sole discretion, whether to further increase Mr. Barta’s annual base salary.

We have agreed to pay Mr. Barta a bonus equal to 10% of his salary at the time each of the following six milestones is achieved: (1) the OLpur MD190 hemodiafiltration device or a related device is deemed ready to enter a clinical trial by the FDA or an analogous body outside of the United States in a region where there exists significant market opportunity for the sale of the device; (2) the completion of a clinical trial of the device in such a region; (3) the first regulatory approval of the device in such a region; (4) a second hemodiafiltration device is deemed ready to enter a clinical trial by the FDA or an analogous body outside of the United States in a region where there exists significant market opportunity for the sale of such device; (5) the completion of the clinical trial of the second device in such a region; and (6) the first regulatory approval of the second device in such region. To date, milestones (1) through (3) have been achieved, and accordingly Mr. Barta’s base salary will be increased, on July 31, 2004, by $60,000 or more if any additional milestones are achieved on or prior to such date. After July 2004, at least two additional realistic milestones will be set for each year, with the total potential payment for these additional milestones, if achieved, each year equaling at least 20% of Mr. Barta’s annual base salary as of the date the milestones are set. We have also agreed to pay to Mr. Barta a bonus of one percent of the license fee or technology access fee not tied directly to sales or expressed as a percentage of receipts or by reference to units produced which is paid to us with respect to any consummated licensing agreement of the ESRD therapy machines or dialyzer technology devices, subject to a maximum bonus of $500,000 per license agreement (including renewals and amendments) and to an aggregate maximum of $2,000,000.

In February 2003, we granted to Mr. Barta additional options, pursuant to our equity incentive plan, to purchase 161,937 shares of our common stock at an exercise price of $2.78 per share, a portion of which will be immediately exercisable and the remainder of which will vest upon the achievement of certain milestones. Similarly, in May 2003, we granted to Mr. Barta additional options, pursuant to our equity incentive plan, to purchase 165,630 shares of our common stock at an exercise price of $1.76 per share, a portion of which will be immediately exercisable and the remainder of which will vest upon the achievement of certain milestones. See “Equity Incentive Plan.”

Mr. Barta’s employment agreement provides that upon termination by us for cause, as defined in the agreement, death or disability, we will pay to him only the base salary and any milestone bonuses due and payable under the terms of the agreement through the date of termination and those that become due and payable within 90 days of that date. If we terminate Mr. Barta for any other reason, Mr. Barta will be entitled to (1) any accrued but unpaid base salary for services rendered through the date of termination; (2) any unpaid milestone bonuses due and payable on or prior to the date of termination or within 90 days thereafter; (3) any unpaid licensing bonuses due and payable on or prior to the date of termination or in respect of licenses consummated during the 90 days following the date of termination; and (4) the continued payment of the base salary (in the amount as of the date of termination) for the remainder of the three-year term (to be paid at the times such base salary would have been paid had his employment not been terminated).

Agreement with Mr. Marc L. Panoff

Mr. Panoff began serving as our chief financial officer on July 12, 2004, pursuant to a letter agreement dated as of June 16, 2004. Such agreement has a term that will expire on July 31, 2006, unless terminated earlier. Mr. Panoff’s initial annual base salary is $140,000, and he will be considered for a possible merit increase in connection with his performance review, scheduled to be performed prior to January 1, 2005. In addition, Mr. Panoff may be awarded a bonus based on performance. We have agreed, subject to the approval of our Compensation and Audit Committees, to grant Mr. Panoff options to purchase 56,820 shares of our common stock for $2.39 per share. Mr. Panoff’s agreement provides that upon termination by us for cause (as defined in the agreement), death or disability or by his voluntary resignation or retirement, we shall pay him only his accrued but unpaid base salary for services rendered through the date of termination. If we terminate Mr. Panoff’s employment for any other reason, then he shall be entitled to: (1) any accrued but unpaid base salary for services rendered through the date of termination; (2) any unpaid bonuses due or payable on or prior to the date of termination; and (3) the continued payment of his base salary for the remainder of the term and, if we terminate his employment during the six month period immediately prior to the scheduled date of expiration of the term, then up to six months after such termination.

Employment Agreement

At the time we entered into an employment agreement with one of our employees, he was subject to an employment agreement with his former employer that included a non-competition clause. Although such employee began his employment with us several months ago, his former employer has not sought or threatened to seek to enforce such non-competition clause. Furthermore, we believe that such non-competition clause may not be enforceable under applicable law. Nevertheless, such non-competition clause purports to impose a fine upon us, in our capacity as such employee’s employer, of approximately $13,000 for each violation thereof.

Equity Incentive Plans

2000 Equity Incentive Plan

In January 2000, our board of directors adopted the Nephros 2000 Equity Incentive Plan. In January 2003, our board of directors adopted an amendment and restatement of the plan and renamed it the Amended and Restated Nephros 2000 Equity Incentive Plan (the “2000 Plan”). The Board of Directors subsequently approved an amendment increasing the number of shares available for grant under the 2000 Plan. The adoption of the 2000

Plan and its restatement and subsequent amendment were approved by the Company’s shareholders. The 2000 Plan provided for the granting of incentive stock options (options that offer the recipient certain favorable tax treatment), nonqualified stock options (options that are not incentive stock options) and shares of our common stock. Our employees, directors, officers and other individuals or entities whom the committee administering the 2000 Plan believed were key to our success were eligible to receive grants under the 2000 Plan.

The 2000 Plan is administered by our compensation committee or any other committee of the board of directors (the “Committee”) that the board designates to administer the 2000 Plan. In addition, the board of directors may act as the Committee and administer the 2000 Plan. The Committee, in its sole discretion and subject to the terms of the 2000 Plan, determined who among the eligible individuals received awards under the 2000 Plan, the type of award, the number of shares subject to any such award and the terms and conditions of the award.

The 2000 Plan provided that awards may be made with respect to an aggregate of 2,130,750 shares of our common stock. During any three-year period, no individual was permitted to receive awards with respect to more than 639,225 (30% of the total shares available). The number of shares subject to outstanding awards will automatically be adjusted to reflect certain changes in our corporate structure, such as stock splits or reverse stock splits.

As of December 31, 2003, we had granted incentive stock options and nonqualified stock options to purchase 1,593,375 shares of common stock at a weighted average exercise price of $1.56 per share under the provisions of the 2000 Plan, of which stock options to purchase 1,438,825 shares of common stock at a weighted average price of $1.51 per share were then outstanding. As of March 31, 2004, options for 920,441 shares were vested and eligible for exercise and none of the stock options had been exercised. In June 2004, the Board of Directors retired the 2000 Plan and no additional awards may be granted under the 2000 Plan.

2004 Stock Incentive Plan

In 2004, the Board of Directors adopted and the Company’s stockholders approved the Nephros, Inc. 2004 Stock Incentive Plan (the “2004 Plan”). The 2004 Plan provides for grants of restricted stock and stock appreciation rights, as well as stock options (referred to collectively as “awards”), to our employees, consultants and non-employee directors. Restricted stock and stock appreciation rights can provide value to recipients that is equivalent to stock options while utilizing fewer shares of stock, and therefore are less dilutive to existing shareholders.

The following is a brief description of the 2004 Plan. The full text of this 2004 Plan is attached as Exhibit 10.2 to this Registration Statement, and the following description is qualified in its entirety by reference to this Exhibit.

Administration and Duration

The 2004 Plan is administered by our compensation committee. It is anticipated that each member of the compensation committee will be a “non-employee Director” within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and an “outside director” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”). Upon the consummation of this offering, our compensation committee will consist of two independent Directors. Nevertheless, if the compensation committee is not so composed it will not invalidate any award. The Board of Directors also may act in place of the compensation committee. The compensation committee has the authority to interpret the 2004 Plan, to establish and revise rules and regulations relating to the 2004 Plan, and to make any other determinations that it believes necessary or advisable for the administration of the 2004 Plan.

Limit On Awards Under the 2004 Plan

Awards may be granted under the 2004 Plan with respect to a maximum of 486,237 shares of our common stock. No individual may be granted awards with respect to more than 485,000 shares in any calendar year. The shares to be delivered under the 2004 Plan will be made available from authorized but unissued shares, from treasury shares, or from shares purchased in the open market or otherwise. Shares that are subject to awards under the 2004 Plan but are not actually issued (for example because the award lapsed or was cancelled), shares acquired on option exercise that are returned to the Company as payment of the exercise price of an option and shares of unvested restricted stock that are forfeited, will be available for further awards and options.

Eligibility for Awards

Any employees of and consultant to the Company and any non-employee director of the Company that is designated by the compensation committee as a “key person” will be eligible to participate in the 2004 Plan. Designation as a key person reflects a determination that the individual can contribute to the growth and profitability of the Company or otherwise is entitled to an award in connection with the individual’s extraordinary performance, promotion, retention, or recruitment. From time to time, the compensation committee will determine who will be granted awards and the number of shares subject to such awards. The compensation committee may delegate to one or more officers the authority to designate the employees eligible to receive awards (other than the key officers) and the size of each such award. An individual who receives an award under the 2004 Plan is referred to as a “Participant.”

Change in Control

The 2004 Plan provides that if there is a change in control after the completion of this offering, unless the agreement granting an award provides otherwise, all awards under the 2004 Plan will become vested and exercisable as of the effective date of the change in control. As defined in the 2004 Plan, a change in control means the occurrence of any of the following events: (i) any “person,” including a “group,” as such terms are defined in sections 13(d) and 14(d) of the Securities Exchange Act of 1934 and the rules promulgated thereunder, becomes the beneficial owner, directly or indirectly, whether by purchase or acquisition or agreement to act in concert or otherwise, of more than 50% of the outstanding shares of our common stock; (ii) the complete liquidation of Nephros, (iii) the sale of all or substantially all of our assets; or (iv) a majority of the members of our Board of Directors are elected to the Board without having previously been nominated and approved by a majority of the members of the Board incumbent on the day immediately preceding such election. Notwithstanding the foregoing, a change in control shall not be deemed to have occurred as a result of an underwritten public offering of our common stock.

Stock Options

Options granted under the 2004 Plan may be either non-qualified stock options or incentive stock options qualifying under Section 422 of the Code. The exercise price of an incentive stock option may not be less than the fair market value of the stock on the date the option is granted. The option price is payable in cash or, with the consent of the compensation committee, in shares of our common stock or by means of a brokered cashless exercise.

The compensation committee determines the terms of each stock option grant at the time of grant. Unless the option agreement granting an option specifies otherwise, options to employees will be exercisable as to one-quarter of the shares on each of the first four anniversaries of the option grant and will remain exercisable until the tenth anniversary of the date of the grant. In no event can an incentive stock option be exercised after the tenth anniversary of the date of grant.

Stock Appreciation Rights

A stock appreciation right (“SAR”) entitles the Participant to receive – in cash or shares of stock, at the compensation committee’s discretion – the excess of the fair market value of a share of stock on the date of exercise over the fair market value on the date of grant. A SAR may, but need not, relate to an option. The compensation committee determines the terms of each SAR at the time of the grant.

Restricted Stock

The compensation committee, in its discretion, may grant awards of restricted stock. A share of restricted stock is a share of our common stock that may not be transferred before it is vested and may be subject to such other conditions as the compensation committee sets forth in the agreement evidencing the award. In addition, if the Participant terminates employment, he or she will forfeit any unvested shares. The grant or vesting of a restricted stock award may be made contingent on achievement of performance goals established by the compensation committee.

Amendment or Termination

The Board of Directors may amend, alter or terminate the 2004 Plan without stockholder approval, except that stockholder approval is required for amendments to the 2004 Plan to the extent necessary under applicable stock exchange rules, or to ensure that options can continue to qualify as incentive stock options or that awards will be exempt from the Code section 162(m) deduction limitation. Consequently, the Board of Directors may not, without stockholder approval, increase the total number of shares reserved for issuance under the 2004 Plan or make any other material changes to the 2004 Plan. In addition, no amendment, alteration or termination by the Board of Directors may adversely affect the rights of a holder of a stock incentive award without the holder’s consent. Unless terminated earlier, no new awards may be granted under the 2004 Plan after the tenth anniversary of the date it was adopted by the Board. However, outstanding awards made before the tenth anniversary will continue in accordance with their terms.

Federal Income Tax Consequences

The following discussion outlines generally the current federal income tax consequences of the 2004 Plan. Applicable tax laws and their interpretations are subject to change at any time and application of such laws may vary in individual circumstances.

Incentive Stock Options

A Participant who is granted an incentive stock option does not recognize taxable income upon the grant or exercise of the option. However, the difference between the fair market value of our common stock on the date of exercise and the option exercise price is a tax preference item that may subject the Participant to alternative minimum tax. A Participant generally will receive long-term capital gain or loss treatment on the disposition of shares acquired upon exercise of the option, provided that the disposition occurs more than two years from the date the option is granted, and the Participant holds the stock acquired for more than one year. A Participant who disposes of shares acquired by exercise prior to the expiration of the forgoing holding periods realizes ordinary income upon the disposition equal to the difference between the option price and the lesser of the fair market value of the shares on the date of exercise and the disposition price. Any appreciation between the fair market value of the shares on the date of exercise and the disposition price is taxed to the Participant as long or short-term capital gain, depending on the length of the holding period. To the extent the Participant recognizes ordinary income, the Company receives a corresponding tax compensation deduction.

Nonqualified Stock Options

A Participant will not recognize income upon the grant of a nonqualified option. Upon exercise, the Participant will recognize ordinary income equal to the excess of the fair market value of the stock on the date of exercise over the price paid for the stock. The Company is entitled to a tax compensation deduction equal to the ordinary income recognized by the Participant. Any taxable income recognized by a Participant in connection with an option exercise is subject to income and employment tax withholding. When the Participant disposes of shares acquired by the exercise of a nonqualified option, any amount received in excess of the fair market value of the shares on the date of exercise will be treated as capital gain. Dispositions made after one year from the exercise date will be treated as long-term capital gain. Dispositions made less than one year from the exercise date will be treated as short-term capital gain.

Stock Appreciation Rights

A Participant will not recognize income upon the grant of a SAR. Upon exercise, the Participant will recognize ordinary income equal to the cash or fair market value of the shares of common stock received from the exercise, which will be subject to income and employment tax withholding. The Company will receive a tax compensation deduction equal to the ordinary income recognized by the Participant.

Restricted Stock

Generally, a Participant will not recognize income upon the grant of restricted stock. When the shares of restricted stock vest, the Participant will recognize ordinary income equal to the fair market value of the stock and also will be subject to income and employment tax withholding. The Company will receive a tax compensation deduction equal to the amount of ordinary income recognized by the Participant. A Participant who receives a restricted stock award may elect to accelerate his or her tax obligation by submitting a Code Section 83(b) election within 30 days after the grant date, pursuant to which the Participant will be taxed on the fair market value of the restricted stock as of the grant date, and the Company will receive a tax compensation deduction as of the grant date equal to the ordinary income recognized by the Participant. Any gain or loss upon a subsequent disposition of the shares will be long-term capital gain or loss if the shares are held for more than one year and otherwise will be short-term capital gain or loss. If, after making the Section 83(b) election, the shares are forfeited, the Participant will not be entitled to a loss deduction.

Code Section 162(m)

Code Section 162(m) denies a federal income tax deduction for certain compensation in excess of $1 million per year paid to the chief executive officer and the four other most highly paid executive officers of a publicly traded corporation. Under a special transition rule, awards made within the first three years after this offering will not be subject to the Section 162(m) limitation. In addition, to the extent that payment or exercise of an award would not be deductible to the Company as a result of Section 162(m), the 2004 Plan permits the compensation committee to defer that payment or exercise until the Participant no longer is subject to Section 162(m).

Nephros Equity Incentive Plan Information

As of December 31, 2003

Plan Category	Number of Shares of Common Stock to be Issued upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Shares of Common Stock Remaining Available for Future Issuance under Equity Incentive Plan (2)
Equity Compensation Plans Approved by Shareholders(1)	1,438,825	$1.51	691,925	(3)
Equity Compensation Plans Not Approved by Shareholders	0	N/A	0

(1)	The only equity compensation plan maintained by the Company as of December 31, 2003 was the 2000 Plan, described above.

(2)	Excludes shares of our common stock to be issued upon exercise of outstanding options.
(3)	In addition to options, the 2000 Plan authorizes the grant of unrestricted shares of common stock.

401(k) Plan

The Company has established a 401(k) deferred contribution retirement plan (the “401(k) Plan”) which covers all employees. The 401(k) Plan provides for voluntary employee contributions of up to 15% of annual compensation, as defined in the 401(k) Plan. As of January 1, 2004, the Company began matching 100% of the first 3% and 50% of the next 2% of employee contributions to the 401(k) Plan.

Limitations on liability and indemnification

We are a Delaware corporation. The Delaware General Corporation Law provides that Delaware corporations may indemnify any of their directors or officers who are or are threatened to be a party to any legal action resulting from fulfilling their duties to the corporation against reasonable expenses, judgments and fees (including attorneys’ fees) incurred in connection with such action if the director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, will not create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful. However, no indemnification will be permitted in cases where it is determined that the director or officer was liable for negligence or misconduct in the performance of his duty to the corporation, unless the court in which such action was brought determines that the person is fairly and reasonably entitled to indemnity, and then only for the expenses that the court deems proper. A corporation is permitted to advance payment for expenses occurred in defense of an action if its board of directors decides to do so.

In addition, Delaware corporations may purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of the Delaware General Corporation Law. We currently have directors’ and officers’ liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, errors and other wrongful acts.

CERTAIN TRANSACTIONS

Convertible Promissory Notes

In April 2002, we sold eight convertible notes in the aggregate principal amount of $250,000, pursuant to which we agreed to pay, in August 2002, to the holders the principal amount due under each holder’s convertible note, together with interest on the unpaid principal amount at the rate of 6% per annum, compounded semi-annually, from the date of the convertible note. In connection with such transaction, we granted the purchasers of such convertible notes warrant rights to purchase an aggregate of 125,000 shares of our series A convertible preferred stock at a price of $1.00 per share, to be exercisable through April 2004.

As of April 28, 2004, we and the holders of these notes agreed to convert the entire principal amount of such notes (except for $50 of Mr. Drapkin’s note, which we repaid) into an aggregate of 249,950 shares of our series C convertible preferred stock and that we will pay accrued interest on such convertible notes amounting to $5,000 in the aggregate. The holders of these convertible notes have accepted the right to receive the foregoing shares, accrued interest and warrant rights in full satisfaction of our obligation to repay the notes. In connection with the warrant rights related to these convertible notes, in April 2004, we sold an aggregate of 87,500 shares of our series A convertible preferred stock to the holders of such notes at a price of $1.00 per share.

Each of Eric A. Rose, M.D., a director and beneficial holder of more than 5% of our common stock, Donald G. Drapkin, a director and, prior to the consummation of the offering, a beneficial holder of more than 5% of our common stock, and Ronald O. Perelman, a beneficial holder of more than 5% of our common stock, among others, purchased the respective securities set forth in the table below in this transaction.

Name	Principal Amount of Convertible Note	Number of Shares of Series C Convertible Preferred Stock Issued Upon Conversion of Convertible Note	Number of Shares of Series A Convertible Preferred Stock Issued Upon Exercise of Warrant Rights
Eric A. Rose, M.D.	$75,000	75,000	0
Donald G. Drapkin	$25,000	24,950	12,500
Ronald O. Perelman	$25,000	25,000	12,500

Bridge Financing

In May 2003, we entered into a Commitment Agreement with Ronald O. Perelman, pursuant to which, we agreed to sell convertible bridge notes in the aggregate principal amount of $1,000,000 at face value. The outstanding principal amount of such convertible bridge notes, together with interest at the rate of 6% per annum, would become due and payable on January 26, 2004. Pursuant to the Commitment Agreement, we offered the holders of our then outstanding capital stock and convertible notes the opportunity to invest in a portion of the bridge notes pro rata, in accordance with the number of shares issuable upon conversion of the capital stock and convertible notes then held by them. Under the Commitment Agreement, Mr. Perelman had agreed to purchase additional bridge notes, if and to the extent that the other securityholders elected not to purchase their respective pro rata shares of the bridge notes, thus ensuring that we would sell exactly $1,000,000 in aggregate principal amount of bridge notes. In June 2003, we sold the convertible bridge notes to twenty-three of our security holders. Pursuant to the Commitment Agreement, Mr. Perelman had the right to elect whether he and the other holders would have the option to convert the bridge notes and purchase additional shares of series D convertible preferred stock at any time prior to the earlier of (i) 10 days after we notified Mr. Perelman that we obtained a CE mark on our initial product and (ii) January 15, 2004. We received such CE mark on July 31, 2004 and promptly notified Mr. Perelman thereof. On August 1, 2003, Mr. Perelman elected to proceed with the conversion and purchase. As of September 11, 2003, each of the holders converted its bridge note into shares of our series D convertible preferred stock at a conversion price equal to the liquidation preference of the series D convertible preferred stock, in accordance with the terms thereof.

Pursuant to the terms of the bridge notes, in order to convert each holder’s bridge note, such holder was required to commit to purchase, for the aggregate liquidation preference thereof, a number of additional shares of series D convertible preferred stock having an aggregate liquidation preference equal to any amount, at such holder’s option, between 9 and 11 times the principal amount of the bridge note being converted. The purchase of the additional shares of series D convertible preferred stock occurred in three installments, with 3,993,793 shares purchased at the time of conversion on September 11, 2003, another 3,000,000 shares purchased as of December 1, 2003, and the remaining 3,811,538 shares purchased as of March 3, 2004.

Upon completion of the private placement, we issued an aggregate of 11,817,988 shares of our series D convertible preferred stock (including 1,012,657 shares issued upon conversion of principal of, and accrued interest on, the bridge notes). Among others, Donald G. Drapkin, a director and prior to the consummation of the offering is a beneficial holder of more than 5% of our common stock, Ronald O. Perelman, a beneficial holder of more than 5% of our common stock, and BW Employee Holdings LLC and WPPN, LP, entities controlled by Bruce Wasserstein, where such entities in the aggregate beneficially hold more than 5% of our common stock, purchased such notes, as set forth below. The series D convertible preferred stock is convertible into shares of our common stock at a conversion price (after adjusting for the reverse stock split contemplated in connection with this offering) of approximately $2.32 per share. Accordingly, the 11,817,988 shares of our series D convertible preferred stock, together with dividends accrued thereon through May 31, 2004, will automatically convert into an aggregate of 5,249,647 shares of our common stock simultaneously with the offering to which this prospectus relates.

Name	Principal Amount of Convertible Bridge Notes		Number of Shares of Series D Convertible Preferred Stock Issued Upon Conversion of Bridge Notes (1)		Purchase Price of Additional Series D Convertible Preferred Stock Purchased in Connection with Conversion		Number of Shares of Series D Convertible Preferred Stock Issued Upon Additional Purchases
Donald G. Drapkin	$72,188.56			(2)		(2)		(2)
Ronald O. Perelman	$557,091.86		637,245	(3)	$6,712,084.62	(4)	6,483,983	(5)
BW Employee Holdings LLC	$18,809.06		19,047		$175,000.00		175,000
WPPN, LP	$171,583.73		173,756			(6)		(6)
Wasserstein SBIC Ventures II, L.P.		(6)		(6)	$1,869,145.52	(6)	1,869,145	(6)
WV II Employee Partners, LLC		(6)		(6)	$12,147.51	(6)	12,148	(6)

(1)	Shares issued include amount for accrued interest on convertible note.
(2)	Mr. Drapkin transferred his bridge note to Mr. Perelman prior to conversion, as discussed below.
(3)	Includes 73,102 shares issued upon conversion of the bridge note initially issued to Mr. Drapkin.
(4)	Includes $794,074.16 paid for the purchase of shares of series D convertible preferred stock in connection with the conversion of the bridge note initially issued to Mr. Drapkin, less the satisfaction of non-interest bearing loans in the principal amount of $210,000 made to us by Dr. Rose and Mr. Drapkin, which were assigned to Mr. Perelman and then applied toward the purchase price, as discussed below.
(5)	Includes 794,074 shares purchased in connection with the conversion of the bridge note initially issued to Mr. Drapkin, less 160,000 shares, 203,102 shares and 75,000 shares which Mr. Perelman instructed us to issue to Dr. Rose, Mr. Drapkin, and Mehmet Oz, M.D., respectively.
(6)	WPPN, LP assigned its rights and obligations to purchase additional shares of our series D convertible preferred stock to Wasserstein SBIC Ventures II, L.P., which purchased 99.3543% of the additional shares and WV II Employee Partners, LLC, which purchased 0.6457% of the additional shares.

During 2001, 2002 and 2003, Eric A. Rose, M.D. made non-interest bearing demand loans to us in the aggregate principal amount of $160,000. On September 11, 2003, Dr. Rose assigned all of his right title and interest in the loans to Ronald O. Perelman in exchange for 160,000 shares of our series D convertible preferred stock due to Mr. Perelman at the first closing. Mr. Perelman instructed us to issue the 160,000 shares directly to

Dr. Rose and the $160,000 outstanding under the loans was applied to the purchase price of the series D convertible preferred stock to be purchased by Mr. Perelman. The loans have been repaid and satisfied in full.

During 2003, Donald G. Drapkin made non-interest bearing demand loans to us in the aggregate principal amount of $50,000. On September 11, 2003, Mr. Drapkin assigned all of his right title and interest in (i) the loans, (ii) his note, convertible into series D convertible preferred stock, in the principal amount of $72,188.56 and (iii) $80,000, to Ronald O. Perelman in exchange for 203,102 shares of our series D convertible preferred stock due to Mr. Perelman at the first closing. Mr. Perelman instructed us to issue the 203,102 shares directly to Mr. Drapkin and the $50,000 outstanding under the loans was applied to the purchase price of the series D convertible preferred stock to be purchased by Mr. Perelman. The loans have been repaid and satisfied in full.

Option Grants

In May 2003, we granted to each of Norman J. Barta, Donald G. Drapkin and Eric A. Rose, M.D. options, pursuant to our 2000 Plan, to purchase 165,630 shares of our common stock at an exercise price of $1.76 per share, a portion of which were immediately exercisable and the remainder of which will vest over a two year period.

New Member of the Board of Directors

Upon the consummation of this offering, Howard Davis will begin to serve as a director of our company. Mr. Davis serves as Senior Vice President – Capital Markets with The Shemano Group, which is underwriting this offering. Mr. Davis has advised us that he will not be involved with the marketing of our securities after the consummation of this offering.

We believe that all of the transactions described above were made and are on terms no less favorable to us than those that could have been obtained from independent third parties in arms-length negotiations.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock before this offering and as adjusted to reflect the sale of shares of our common stock in this offering, by:

•	each person, group or entity who beneficially owns more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

The following table reflects the number of shares of our common stock outstanding as of the date of this prospectus and assumes (i) the completion of the reverse stock split pursuant to which each share of our common stock then outstanding will be converted into 0.2841 of one share of our common stock prior to the effectiveness of the registration statement to which this prospectus relates; and (ii) the automatic conversion of all shares of series A convertible preferred stock, series B convertible preferred stock, series C convertible preferred stock and series D convertible preferred stock outstanding upon the consummation of this offering into 8,428,733 shares of our common stock, simultaneously with the consummation of this offering. The table reflects percentages of beneficial ownership (i) if the underwriters’ over-allotment option is not exercised and (ii) if the underwriter’s over-allotment option is exercised in full.

The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission governing the determination of beneficial ownership of securities. Under the rules of the Securities and Exchange Commission, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of that security, or “investment power,” which includes the power to dispose of or to direct the disposition of that security. A person is also deemed to be a beneficial owner of any security as to which that person has a right to acquire beneficial ownership presently or within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner to the same securities, and a person may be deemed to be the beneficial owner of the same securities as to which that person has no economic interest. Including those shares in the tables does not, however, constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares.

Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares that power with that person’s spouse) with respect to all shares of capital stock listed as owned by that person or entity.

		Percentage of Beneficial Ownership
Name and Address	Number of Shares of Common Stock Beneficially Owned Before Offering	Before Offering	After Offering (Assuming No Exercise of Over-Allotment Option)	After Offering (Assuming Exercise of Over-Allotment Option in Full)
Ronald O. Perelman (1)	3,540,438	35.3%	28.3%	27.5%
Wasserstein entities (2)	1,929,048	19.2%	15.4%	15.0%
Wasserstein SBIC Ventures II, L.P. (3)	829,104	8.3%	6.6%	6.4%
WPPN, LP (4)	919,124	9.2%	7.3%	7.1%
Norman J. Barta (5)	333,760	3.2%	2.6%	2.5%
Eric A. Rose, M.D. (6)	844,529	8.3%	6.7%	6.5%
Lawrence J. Centella (7)	28,410	*	*	*
Howard Davis (8)	—	—	—	—
Donald G. Drapkin (9)	609,300	6.0%	4.8%	4.7%
William J. Fox (10)	69,171	*	*	*
W. Townsend Ziebold, Jr. (11)	834,786	8.3%	6.7%	6.5%
All executive officers and directors as a group	2,719,956	25.8%	20.9%	20.3%

*	Represents less than 1% of the outstanding shares of our common stock.
(1)	Mr. Perelman’s address is 35 East 62nd Street, New York, New York 10021. Mr. Perelman is the sole stockholder of Mafco Holdings, Inc., a holding company of which MacAndrews & Forbes Holdings, Inc. is a wholly-owned subsidiary.
(2)	The Wasserstein entities include WPPN, LP, Wasserstein SBIC Ventures II, L.P., WV II Employee Partners, LLC, and BW Employee Holdings, LLC. The address of the Wasserstein entities is 1301 Avenue of the Americas, 44th Floor, New York, New York 10019. Bruce Wasserstein may be deemed to have beneficial ownership of the shares owned by the Wasserstein entities. However, Mr. Wasserstein disclaims beneficial ownership of these shares except for his pecuniary interest in 87,871 shares. The Wasserstein entities’ ownership is as follows: (i) 919,124 shares of our common stock issuable upon automatic conversion of shares of our series B convertible preferred stock, series C convertible preferred stock, and series D convertible preferred stock upon the consummation of this offering, which are owned by WPPN, LP, the general partner of which is Cypress Management Partners, LLC, the sole member of which is Cypress Capital Assets, LP, the general partner of which is Cypress Capital Advisors, LLC, an entity that may be deemed controlled by Bruce Wasserstein; (ii) 829,104 shares of our common stock issuable upon automatic conversion of shares of our series D convertible preferred stock upon the consummation of this offering, which are owned by Wasserstein SBIC Ventures II, L.P., the general partner of which is Wasserstein Levered Venture Partners II, LLC, the sole member of which is Wasserstein Investments LLC, the sole member of which is Wasserstein Holdings, LLC, an entity that may be deemed controlled by Mr. Wasserstein; (iii) 5,388 shares of our common stock issuable upon automatic conversion of shares of our series D convertible preferred stock upon the consummation of this offering, which are owned by WV II Employee Partners, LLC, the managing member of which is Wasserstein & Co., L.P., an entity controlled by Wasserstein Investments, LLC, the sole member of which is Wasserstein Holdings, LLC, an entity that may be deemed controlled by Mr. Wasserstein; and (iv) 175,432 shares of our common stock issuable upon automatic conversion of shares of our series A convertible preferred stock, series C convertible preferred stock, and series D convertible preferred stock upon the consummation of this offering, which are owned by BW Employee Holdings, LLC, an entity that may be deemed controlled by Mr. Wasserstein.
(3)	The same shares listed as beneficially owned by Wasserstein SBIC Ventures II, L.P. are also included in the shares listed as beneficially owned by the Wasserstein entities (See Note 2 above).
(4)	The same shares listed as beneficially owned by WPPN, LP are also included in the shares listed as beneficially owned by the Wasserstein entities (See Note 2 above).
(5)	Mr. Barta’s address is c/o Nephros, Inc., 3960 Broadway New York, New York 10032. The shares identified as being beneficially owned by Mr. Barta include 305,350 shares issuable upon exercise of options granted under the 2000 Plan.
(6)	Dr. Rose’s address is c/o Nephros, Inc., 3960 Broadway New York, New York 10032. The shares identified as being beneficially owned by Dr. Rose include 99,378 shares issuable upon exercise of options granted under the 2000 Plan.
(7)	Mr. Centella’s address is 3331 N. Ridge Ave, Arlington Heights, IL 60004.
(8)	Mr. Davis’ address is 5850 Canoga Ave, #315, Woodland Hills, CA 91367.
(9)	Mr. Drapkin’s address is 35 East 62nd Street, New York, New York 10021. The shares identified as being beneficially owned by Mr. Drapkin include 99,378 shares issuable upon exercise of options granted under the 2000 Plan.
(10)	Mr. Fox’s address is c/o Arcade Marketing, Inc., 1700 Broadway, Suite 2200, New York, New York 10019.
(11)	Mr. Ziebold’s address is 1301 Avenue of the Americas, 44th Floor, New York, New York 10019. The shares identified as being beneficially owned by Mr. Ziebold include (i) 829,104 shares that Mr. Ziebold, as president of Wasserstein Levered Venture Partners II, LLC, the general partner of Wasserstein SBIC Ventures II, L.P., may be deemed to beneficially own and as to which Mr. Ziebold disclaims beneficial ownership; and (ii) 5,682 shares issuable upon exercise of options granted under the 2000 Plan. The shares identified as being beneficially owned by Mr. Ziebold do not include 5,388 shares owned by WV II Employee Partners, LLC, an employee investment vehicle in which Mr. Ziebold is a participant and as to which Mr. Ziebold disclaims beneficial ownership.

DESCRIPTION OF SECURITIES

Authorized and Outstanding Capital Stock

Our authorized capital stock consists of 49,000,000 shares of common stock and 31,000,000 shares of preferred stock. As of the date of this prospectus and giving effect to a reverse stock split, discussed in detail below, there were approximately 1,593,659 shares of common stock outstanding and 21,626,321 shares of preferred stock outstanding, held by 46 stockholders of record. Our common stock is held by 11 stockholders of record. Of our preferred stock, there were 4,087,500 shares of our series A convertible preferred stock outstanding held by 30 stockholders of record, 2,333,333 shares of our series B convertible preferred stock outstanding held by 2 stockholders of record, 3,387,500 shares of our series C convertible preferred stock outstanding held by 29 stockholders of record and 11,817,988 shares of our series D convertible preferred stock outstanding held by 28 stockholders of record. Some of our stockholders hold multiple classes of our outstanding capital stock.

Immediately prior to the effectiveness of the registration statement to which this prospectus relates, each share of our common stock then outstanding will be converted into 0.2841 of one share of our common stock, as described below under the heading “Reverse Stock Split.” Simultaneously with the consummation of this offering, all outstanding series A convertible preferred stock, series B convertible preferred stock, series C convertible preferred stock and series D convertible preferred stock will automatically be converted into 8,428,733 shares of our common stock.

After giving effect to the reverse stock split and the conversions discussed in the preceding paragraph, but without giving effect to the sale of shares of our common stock pursuant to this offering, there will be 10,022,395 shares of common stock outstanding and no shares of preferred stock outstanding. After giving effect to the reverse stock split and the conversions of our convertible preferred stock and the sale of shares of our common stock pursuant to this offering, there will be a total of 12,522,395 shares of common stock outstanding and no shares of preferred stock outstanding, assuming that the underwriters do not exercise their over-allotment option.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of our stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Apart from preferences that may be applicable to any holders of preferred stock outstanding at the time, holders of our common stock are entitled to receive dividends, if any, ratably as may be declared from time to time by our board of directors out of funds legally available therefor. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive ratably our net assets available after the payment of all liabilities and liquidation preferences on any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

Under the terms of our amended and restated certificate of incorporation, our board of directors has authority, without any vote or action of our stockholders, to issue up to 779,167 shares of “blank check” preferred stock in one or more series and to fix the related rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption terms (including sinking fund provisions) and liquidation preferences and the number of shares constituting a series or the designation of such series.

The rights of the holders of our common stock will be subject to, and could be adversely affected by, the rights of the holders of any preferred stock that we may issue in the future. Our board of directors may designate and fix rights, preferences, privileges and restrictions of each series of preferred stock which are greater than those of our common stock. Our issuance of preferred stock could, among other things:

•	restrict dividends on our common stock;

•	dilute the voting power of our common stock;

•	impair the liquidation rights of our common stock; or

•	discourage, delay or prevent a change of control of our company.

Although we currently have no plans to issue shares of blank check preferred stock, we may issue them in the future.

Underwriter’s Warrants

Subject to the approval of the National Association of Securities Dealers, Inc., upon the consummation of this offering, we will issue to the underwriters or their respective designees, in exchange for $100, warrants to purchase up to an aggregate of 250,000 shares of our common stock. We have reserved an equivalent number of shares of common stock for issuance upon exercise of these warrants. Each warrant represents the right to purchase one share of common stock for a period of four years commencing one year from the effective date of this offering. The exercise price of the warrants is 120% of the price at which our shares of common stock are sold pursuant to this offering. The warrants have a cash-less exercise feature which allows them to be exercised through the surrender of a portion of the warrants (determined based on the market price of our common stock at the time of exercise) in lieu of cash payment of the exercise price. The warrants contain provisions that protect their holders against dilution by adjustment of the exercise price and number of shares issuable upon exercise on the occurrence of specific events, such as stock dividends or other changes in the number of our outstanding shares except for shares issued under certain circumstances, including shares issued under our equity incentive plan and any equity securities for which adequate consideration is received. No holder of these warrants will possess any rights as a stockholder unless the warrant is exercised. The holders of the warrants will be entitled to one demand and customary “piggy-back” registration rights to register the shares underlying the warrants. Such registration rights shall continue for a period of five years from the effective date of this offering.

Other Warrants

In June 2002, in settlement of certain amounts owed by us to Plexus Services Corp., a former supplier of engineering consulting services, we issued warrants to purchase 170,460 shares of our common stock at an exercise price of approximately $10.56 per share, which are exercisable through June 2007. See “Business – Settlement Agreements.”

In December 2002, we issued promissory notes to two lenders in the aggregate principal amount of $250,000 at an exercise price of approximately $8.80 per share. In connection with these loans, we issued the holders thereof warrants to purchase an aggregate of 5,549 shares of Common Stock.

Pursuant to our settlement agreement, dated as of January 31, 2003, with Lancer Offshore, Inc., Lancer Offshore, Inc. had retained certain warrants to purchase shares of our common stock. See “Business – Settlement Agreements.”

Reverse Stock Split

Prior to the effectiveness of the registration statement of which this prospectus is a part, the Company will effect a reverse stock split pursuant to which each share of our common stock then outstanding will be converted into 0.2841 of one share of our common stock.

Registration Rights

We granted registration rights to the purchasers of shares of our series A convertible preferred stock pursuant to a stock purchase agreement. Pursuant to the stock purchase agreement, we granted each of these holders piggy-back registration rights to, on up to two occasions, include the shares of common stock underlying their respective shares of our series A convertible preferred stock in any registration statement we file on our own behalf or on behalf of our other stockholders, at any time after this offering. The piggy-back registration rights will expire once the stockholders’ shares of common stock become freely saleable under Rule 144 or Rule 701 during any 90-day period, provided, that these provisions do not apply to any stockholder who owns more than 2% of our outstanding common stock. Subject to lock-up agreements, we could be required to file additional registration statements, covering up to approximately 1,136,400 shares in the aggregate, for the stockholders who hold these shares.

We have also entered into registration rights agreements with holders of shares of our series B convertible preferred stock, our series C convertible preferred stock and our series D convertible preferred stock. Pursuant to these registration rights agreements, we granted these holders (1) demand registration rights to, on no more than two occasions for the holders of common stock issued upon conversion of the series B convertible preferred stock and series C convertible preferred stock acting together, and two occasions for the holders of common stock issued upon conversion of the series D convertible preferred stock, at any time six months after the effective date of this prospectus, request that we file a registration statement on Form S-1 under the Securities Act on their behalf to register their shares of common stock; (2) piggy-back registration rights to include their shares of common stock in any registration statement we file on our own behalf or on behalf of our other stockholders, and (3) unlimited rights to request that we file a registration statement on Form S-3 on their behalf to register their shares of common stock. The registration rights will expire once such stockholders’ shares of common stock become freely saleable under Rule 144. Subject to lock-up agreements, we could be required to file additional registration statements, covering up to 9,706,568 shares in the aggregate (including all but 68,184 of the same shares that are subject to the registration rights described in the immediately preceding paragraph), for the stockholders who hold these shares.

We have also agreed to grant certain registration rights to our underwriters. Pursuant to the underwriting agreement, the holders of the underwriters’ warrants will be entitled to one demand and customary “piggy-back” registration rights to register the shares of common stock underlying such warrants. Such registration rights shall continue for a period of five years from the effective date of this offering.

Anti-Takeover Effects of Provisions of the Delaware General Corporation Law and Our Charter Documents.

Several provisions of the Delaware General Corporation Law and our amended and restated certificate of incorporation and bylaws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a stockholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank Check Preferred Stock

Under the terms of our amended and restated certificate or incorporation, our board of directors has authority, without any further vote or action by our stockholders, to issue up to 779,167 shares of blank check preferred stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified Board of Directors

From and after the consummation of this offering, our amended and restated certificate of incorporation will provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay stockholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

Business Combinations

As a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law which contains specific provisions regarding “business combinations” between corporations organized under the laws of the State of Delaware and “interested stockholders.” These provisions prohibit us from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to such date, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

For purposes of these provisions, a “business combination” includes mergers, consolidations, exchanges, asset sales, leases and other transactions resulting in a financial benefit to the interested stockholder and an “interested stockholder” is any person or entity that beneficially owns 15% or more of our outstanding voting stock and any person or entity affiliated with or controlling or controlled by that person or entity.

Election and Removal of Directors

Our amended and restated certificate of incorporation does not provide for cumulative voting in the election of directors. Our by-laws require parties other than the board of directors to give advance written notice of nominations for the election of directors. From and after the consummation of this offering, our amended and restated certificate of incorporation will provide that our directors may be removed only for cause and only upon the affirmative vote of the holders of at least a majority of the outstanding shares of our common stock entitled to vote for such directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Stockholders

From and after the consummation of this offering, our amended and restated certificate of incorporation and our by-laws will provide that any action required or permitted to be taken by our stockholders must be effected at an annual or special meeting of stockholders or by the unanimous written consent of our stockholders. Our amended and restated certificate of incorporation will provide that, subject to certain exceptions, only our board of directors, the chairman of our board of directors, our president, vice president or secretary may call special meetings of our stockholders. Our bylaws will also contain advance notice requirements for proposing matters that can be acted on by the stockholders at a stockholder meeting. Accordingly, a stockholder may be prevented from calling a special meeting for stockholder consideration of a proposal over the opposition of our board of directors and stockholder consideration of a proposal may be delayed until the next annual meeting.

American Stock Exchange Listing

We have applied for approval of our common stock for listing on the American Stock Exchange under the symbol “NEP”. Even if we are approved for listing on the American Stock Exchange, we cannot assure you that a trading market for our securities will develop or be sustained, or at what price the securities will trade. In addition, we may fail to meet certain minimum standards for continued listing. In such event, our common stock will be delisted, and its price will no longer be quoted. This may make it extremely difficult to sell or trade our common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 12,522,395 shares of common stock outstanding, assuming the underwriters’ over-allotment option is not exercised. Of these shares, the shares of common stock offered hereby will be freely tradable without restriction unless these shares are held by affiliates as defined in Rule 144(a) under the Securities Act. The remaining 10,022,395 shares of common stock to be outstanding after this offering will be restricted shares under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144. Subject to the lock-up agreements described below and the provisions of Rule 144, additional shares will become available for sale in the public market.

In general, under Rule 144, an affiliate of ours, or a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, will be entitled to sell that number of shares in any three-month period that does not exceed the greater of:

•	one percent of the then outstanding shares of our common stock, which will be approximately 125,223 shares immediately after this offering, assuming no exercise of the underwriters’ over-allotment option, or

•	the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about us. A person or persons whose restricted shares are aggregated who is not deemed to have been our affiliate at any time during the 90 days immediately preceding the sale and who has beneficially owned his or her shares for at least two years is entitled to sell his or her restricted shares pursuant to Rule 144(k) without regard to the limitations described above.

All of our existing security holders (other than Lancer Offshore, Inc.) will be subject to lock-up agreements which prohibit the sale of all of their shares of our common stock in the public market until nine months from the effective date of this prospectus, and thereafter to the extent such sales, on a cumulative basis for each holder, exceed  1/3 of our common stock held by such holder prior to 12 months from the effective date or  2/3 of our common stock held by such holder prior to 15 months from the effective date. Lancer Offshore Inc. is subject to a lock-up which prohibits the sale of any shares issuable upon exercise of its warrants in the public market until 180 days after the effective date. There are presently no agreements between the underwriters and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the applicable period.

We granted registration rights to the purchasers of shares of our series A convertible preferred stock pursuant to a stock purchase agreement. Pursuant to the stock purchase agreement, we granted each of these holders piggy-back registration rights to, on up to two occasions, include the shares of common stock underlying their respective shares of our series A convertible preferred stock in any registration statement we file on our own behalf or on behalf of our other stockholders, at any time after this offering. The piggy-back registration rights will expire once the stockholders’ shares of common stock become freely saleable under Rule 144 or Rule 701 during any 90-day period, provided, that these provisions do not apply to any stockholder who owns more than 2% of our outstanding common stock. Subject to lock-up agreements, we could be required to file additional registration statements, covering up to 1,136,400 shares in the aggregate, for the stockholders who hold these shares.

We have also entered into registration rights agreements with holders of shares of our series B convertible preferred stock, our series C convertible preferred stock and our series D convertible preferred stock. Pursuant to these registration rights agreements, we granted these holders (1) demand registration rights to, on no more than two occasions for the holders of common stock issued upon conversion of the series B convertible preferred stock and series C convertible preferred stock acting together, and two occasions for the holders of common stock issued upon conversion of the series D convertible preferred stock, at any time six months after the effective date of this prospectus, request that we file a registration statement on Form S-1 under the Securities Act on their behalf to register their shares of common stock; (2) piggy-back registration rights to include their shares of common stock in any registration statement we file on our own behalf or on behalf of our other stockholders, and (3) unlimited rights to request that we file a registration statement on Form S-3 on their behalf to register their shares of common stock. The registration rights will expire once such stockholders’ shares of common stock become freely saleable under Rule 144. Subject to lock-up agreements, we could be required to file additional registration statements, covering up to 9,772,820 shares in the aggregate (including all but 68,184 of the same shares that are subject to the registration rights described in the immediately preceding paragraph), for the stockholders who hold these shares.

We have also agreed to grant certain registration rights to our underwriters. Pursuant to the underwriting agreement, the holders of the underwriters’ warrants will be entitled to one demand and customary “piggy-back” registration rights to register the shares of common stock underlying such warrants. Such registration rights shall continue for a period of five years from the effective date of this offering.

Prior to this offering, there has been no public market for our common stock. Sales of substantial amounts of common stock or the availability of such shares for sale could adversely affect prevailing market prices of our common stock and our ability to raise additional capital. You should read the discussion under the heading entitled “Risk Factors – Future sales of our common stock could cause the market price of our common stock to decline” for further information about the effect future sales could have on the market price of our common stock.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement between us and The Shemano Group, Inc., the underwriter of this offering, a copy of which agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, we have agreed to sell to the underwriter, and the underwriter has agreed to purchase all 2,500,000 shares of our common stock offered. Howard Davis, Senior Vice President – Capital Markets of The Shemano Group, Inc., will serve as a director of our company upon consummation of this offering.

The underwriter has advised us that it will offer the shares as set forth on the cover page of this prospectus, which includes the underwriting discount indicated there, and that they will initially allow concessions not in excess of $         per share on sales to certain dealers. After the initial public offering, concessions to dealer terms may be changed by the underwriters.

The following table shows the offering price to the public, underwriting discounts and commissions and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriter of the over-allotment option.

	Per Share	Total (Assuming No Exercise of Over-allotment Option)	Total (Assuming Full Exercise of Over-allotment Option)
Public Offering Price	$6.50	$16,250,000	$18,687,500
Underwriting Discounts and Commissions	$0.585	$1,462,500	$1,681,875
Proceeds to Nephros, Inc. (1)	$5.915	$14,787,500	$17,005,625

(1)	Before deducting expenses of this offering which, assuming no exercise of the overallotment option, are estimated to be $1,355,063 (including the underwriter’s non-accountable expense allowance of $487,500), and, assuming full exercise of the over-allotment option, are estimated to be $1,428,188 (including the underwriter’s non-accountable expense allowance of $560,625).

The underwriter has advised us that they do not intend to confirm sales of the shares to any account over which they exercise discretionary authority in an aggregate amount in excess of five (5%) percent of the total securities offered hereby.

We have granted to the underwriter an option that expires 30 days after the date of this prospectus, exercisable as provided in the underwriting agreement, to purchase up to an additional 375,000 shares of our common stock at a net price of $         per share which option may be exercised only for the purpose of covering over-allotments, if any. To the extent that the underwriter exercises this option, the underwriter will become obligated, subject to certain conditions, to purchase the additional shares of common stock, and we will be obligated, pursuant to this option, to sell these shares to the underwriter to the extent this option is exercised.

The underwriting agreement provides that we will reimburse the underwriters for their expenses on a non-accountable basis in the aggregate amount equal to 3% of the gross proceeds of this offering, $50,000 of which has been paid to date and the balance of which shall be paid upon the consummation of this offering. The underwriting agreement provides for reciprocal indemnification between us and the underwriter against certain liabilities in connection with the registration statement, including liabilities under the Securities Act of 1933, as amended. For a period of three years following the effective date of this offering, The Shemano Group, Inc. will have the right to have one representative attend each meeting of our board of directors and each meeting of any committee thereof and to participate in all discussions of each such meeting. The presence of Mr. Davis, or any other individual designated by the underwriter, as a member of our Board of Directors satisfies this requirement.

Howard Davis, Senior Vice President of The Shemano Group, Inc., will be a director of our company upon the completion of this offering. Mr. Davis’ service as a director and Senior Vice President of The Shemano

Group, Inc. may create potential conflicts of interests. As compensation for its underwriting services, The Shemano Group, Inc. will receive warrants for 250,000 common shares, with accompanying demand and piggy-back registration rights. The Shemano Group, Inc. may choose to exercise its warrants and sell the underlying common shares at a time when such exercise and sales would adversely affect us. The Shemano Group, Inc. and its affiliates may provide us with investment banking, financial advisory, or commercial banking services in the future, for which they each may receive customary compensation. There are currently no arrangements or understandings with respect to any investment banking, financial advisory, or commercial banking services to be provided by The Shemano Group, Inc. and its affiliates in the future. If any arrangements or understandings are entered into in the future, the details of such would be subject to the mutual agreement of the parties at that time. To minimize any potential conflicts, Mr. Davis will not take part in any board deliberations relating to The Shemano Group, Inc.

Subject to the approval of the National Association of Securities Dealers, Inc., upon the consummation of this offering, we will sell to the underwriters or their respective designees at an aggregate purchase price of $100, warrants to purchase up to an aggregate of 250,000 shares of our common stock. Each warrant represents the right to purchase one share of common stock for a period of four years commencing one year from the effective date of this offering. The exercise price of the warrants is 120% of the price at which our shares of common stock are sold pursuant to this offering. The warrants contain provisions that protect their holders against dilution by adjustment of the exercise price and number of shares issuable upon exercise on the occurrence of specific events, such as stock dividends or other changes in the number of our outstanding shares except for shares issued under certain circumstances, including shares issued under our equity incentive plan and any equity securities for which adequate consideration is received. No holder of these warrants will possess any rights as a stockholder unless the warrant is exercised. The warrants may not be sold, transferred, assigned or hypothecated for a period of six months from the effective date of this offering, except to officers or partners (but not directors) of the underwriter and members of the selling group and/or their officers or partners.

The holders of the warrants will be entitled to one demand and customary “piggy-back” registration rights to register the shares underlying the warrants. Such registration rights shall continue for a period of five years from the effective date of this offering. Any profit realized from the sale of shares of common stock underlying the underwriters’ warrants may be deemed additional underwriting compensation. The exercise of the underwriter’s over-allotment option will not result in an increase in the number of shares of common stock underlying the underwriter’s warrants or in the granting of any additional warrants to the underwriters.

All of our existing security holders (other than Lancer Offshore, Inc.) will be subject to lock-up agreements which prohibit the sale of all of their shares of our common stock in the public market until nine months from the effective date of this prospectus, and thereafter to the extent such sales, on a cumulative basis for each holder, exceed  1/3 of our common stock held by such holder prior to 12 months from the effective date or  2/3 of our common stock held by such holder prior to 15 months from the effective date. Lancer Offshore Inc. is subject to a lock-up which prohibits the sale of any shares issuable upon exercise of its warrants in the public market until 180 days after the effective date. There are presently no agreements between the underwriters and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the applicable period.

The underwriter may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and “passive” market making in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the shares of common stock or warrants in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the shares of common stock or warrants originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. In “passive” market making, market makers in the securities who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the securities until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than they would otherwise be in the absence of these transactions. These transactions may be effected on the American Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

In connection with the offering, the underwriter may make short sales of our shares and may purchase our shares on the open market to cover positions created by short sales. Short sales involve the sale by the underwriter of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriter’s over-allotment option to purchase additional shares in the offering. The underwriter may close out any covered short position by either exercising its over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there might be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

Prior to this offering, there has been no public market for our common stock. Consequently, the assumed initial public offering price of our common stock has been determined by negotiation between us and the underwriter. Factors considered in determining the public offering price of such stock included our net worth and earnings, the amount of dilution per share of common stock to the public investors, the estimated amount of proceeds believed necessary to accomplish our proposed goals, prospects for our business and the industry in which we operate, the present state of our activities and the general condition of the securities markets at the time of the offering.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company. Its address is 17 Battery Place, New York, New York 10004.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Kramer Levin Naftalis & Frankel LLP, New York, New York. Certain legal matters relating to our patents and patent applications in connection with this offering will be passed upon for us by Darby & Darby P.C., New York, New York.

Certain matters related to the offer and sale of the shares will be passed on for the underwriters by Blank Rome LLP, New York, New York.

EXPERTS

Our consolidated financial statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001, included in this prospectus and elsewhere in the registration statement to which this prospectus relates, have been audited by Grant Thornton LLP, independent registered public accounting firm, as stated in their report with respect thereto and are included in this prospectus and elsewhere in the registration statement in reliance upon the authority of said firm as experts in accounting and auditing.

Certain matters dealing with patents set forth in “Risk Factors – Protecting intellectual property in our technology through patents, If we are not able to protect our intellectual property…” and “Business – Intellectual Property” have been included in this prospectus in reliance upon the written opinion of Darby & Darby, P.C., New York, New York.

DISCLOSURE OF COMMISSION POSITION ON

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by that director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether that indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of that issue.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form S-1 with the Securities and Exchange Commission relating to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus concerning the contents of any contract or other document referred to are not necessarily complete and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

For further information with respect to us and the common stock we are offering, please refer to the registration statement. A copy of the registration statement can be inspected by anyone without charge at the public reference room of the Securities and Exchange Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. Copies of these materials can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains information regarding registrants that file electronically with the Commission.

INDEX TO FINANCIAL STATEMENTS

Nephros, Inc. and Subsidiary

(A Development Stage Company)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

After the effect of the reverse stock split discussed in Note 1, the undersigned would be able to render the following audit report.

/S/    GRANT THORNTON LLP

New York, New York

April 28, 2004

To the Board of Directors and Shareholders of Nephros, Inc.

We have audited the accompanying consolidated balance sheets of Nephros, Inc. (a Delaware corporation in the development stage) and Subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in stockholders equity (deficit) and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nephros, Inc. and Subsidiary as of December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a stockholders’ deficit that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regards to these matters, including raising equity and attaining break-even cash-flow operations are addressed in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NEPHROS, INC. AND SUBSIDIARY

(A Development Stage Company)

Consolidated Balance Sheets

	Pro Forma March 31, 2004	March 31, 2004	Year ended December 31,
			2003	2002
	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents		$5,566,995	$4,121,263	$240,412
Receivables		21,559	—	—
Inventory		164,110	201,964	—
Prepaid expenses and other current assets		762,739	218,613	12,572
Deferred cost of goods sold		21,559	—	—
Deferred IPO and debt issuance costs		144,000	—	946,000

Total current assets		6,680,962	4,541,840	1,198,984

Property assets, at cost less accumulated depreciation of $416,825, $384,889 and $342,358 in March 31, 2004, December 31, 2003 and December 31, 2002, respectively		669,770	488,226	76,777
Other assets		6,822	3,822	3,822

Total assets		$7,357,554	$5,033,888	$1,279,583

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses		$1,537,753	$1,416,183	$946,226
Accrued IPO costs		—	—	833,000
Deferred revenue		21,559	—	—
Loan from related party		—	—	110,000
Short-term loan		—	—	250,000
Short-term convertible note payable		250,000	250,000	250,000
Accrued liabilities		1,500,000	1,500,000	1,000,000

Total current liabilities		3,309,312	3,166,183	3,389,226

Mandatorily Redeemable Convertible Preferred Stock
Series B preferred stock, $.001 par value; 2,333,333 shares authorized; 2,333,333 shares issued and outstanding at March 31, 2004, December 31, 2003 and December 31, 2002 – liquidation preference at March 31, 2004, December 31, 2003 and December 31, 2002 of $2,532,666, $2,496,666 and $2,355,666, respectively; none outstanding on a pro forma basis	—	2,522,500	2,484,000	2,333,000
Series C preferred stock, $.001 par value; 3,387,500, 3,387,500 and 3,140,000 shares authorized at March 31, 2004, December 31, 2003 and December 31, 2002, respectively; 3,137,550 shares issued and outstanding at March 31, 2004, December 31, 2003 and December 31, 2002 – liquidation preference at March 31, 2004, December 31, 2003 and December 31, 2002 of $3,839,550, $3,784,550 and $3,569,550, respectively; none outstanding on a pro forma basis	—	3,833,050	3,775,550	3,552,550
Series D preferred stock, $.001 par value; 20,000,000, 20,000,000 and -0- shares authorized at March 31, 2004, December 31, 2003 and December 31, 2002 respectively; 11,817,988, 8,006,450 and -0- shares issued and outstanding at March 31, 2004, December 31, 2003 and December 31, 2002 – liquidation preference at March 31, 2004, December 31, 2003 and December 31, 2002 of $12,061,988, $8,112,450 and $-0-, respectively; none outstanding on a pro forma basis	—	2,966,001	990,501	—

	—	9,321,551	7,250,051	5,885,550
Stockholders’ equity (deficiency):
Series A preferred stock, $.001 par value, 4,500,000, 4,500,000 and 4,000,000 shares authorized at March 31, 2004, December 31, 2003 and December 31, 2002 respectively; 4,000,000 shares issued and outstanding at March 31, 2004, December 31, 2003 and December 31, 2002 – liquidation preference of $5,000,000; none outstanding on a pro forma basis	—	4,000	4,000	4,000
Common stock, $.001 par value; 49,000,000, 49,000,000 and 30,000,000 authorized at March 31, 2004, December 31, 2003 and December 31, 2002 respectively; 1,593,659 shares issued and outstanding at March 31, 2004, December 31, 2003 and December 31, 2002; 9,856,766 outstanding on a pro forma basis	9,857	1,594	1,594	1,594
Additional paid-in capital	33,027,822	23,710,534	19,005,356	7,015,906
Deferred compensation	(2,525,972)	(2,525,972)	(2,049,940)	—
Accumulated other comprehensive income	69,460	69,460	100,337	—
Accumulated deficit from inception	(26,532,925)	(26,532,925)	(22,443,693)	(15,016,693)

Total stockholders’ equity (deficiency)	4,048,242	(5,273,309)	(5,382,346)	(7,995,193)

Total liabilities and stockholders’ equity (deficiency)		$7,357,554	$5,033,888	$1,279,583

The accompanying notes are an integral part of these statements.

NEPHROS, INC. AND SUBSIDIARY

(A Development Stage Company)

Consolidated Statements of Operations

	Period from Inception to March 31, 2004	Three Months ended March 31,		Year ended December 31,
		2004	2003	2003	2002	2001
	(unaudited)	(unaudited)	(unaudited)
Revenue-other	$300,000	$—	$—	$—	$—	$300,000

Cost of Goods Sold	12,618	12,618	—	—	—	—

Gross Profit (Loss)	287,382	(12,618)	—	—	—	300,000

Operating expenses:
Research and development	11,966,225	690,024	228,596	1,320,556	957,616	737,858
Selling, general and administrative	9,350,395	1,316,435	545,389	3,673,902	1,097,400	652,828

Total operating expenses	21,316,620	2,006,459	773,985	4,994,458	2,055,016	1,390,686

Loss from operations	(21,029,238)	(2,019,077)	(773,985)	(4,994,458)	(2,055,016)	(1,090,686)

Other income (expense):
Other income	6,113	—	—	—	—	—
Interest income	174,442	1,345	—	—	181	5,497
Interest expense and amortization of debt discount	(1,837,542)	—	(588,000)	(641,542)	(1,196,000)	—
Gain on disposal of assets	30,007	—	—	—	—	—
Forgiveness of indebtedness	833,793	—	—	—	833,793	—
Abandoned IPO costs	—	—	(950,000)	—	—	—

Total other income (expense)	(793,187)	1,345	(1,538,000)	(641,542)	(362,026)	5,497

Net loss	(21,822,425)	(2,017,732)	(2,311,985)	(5,636,000)	(2,417,042)	(1,085,189)
Cumulative preferred dividends and accretion	(4,710,500)	(2,071,500)	(89,000)	(1,791,000)	(365,000)	(314,000)

Net loss attributable to common stockholders	(26,532,925)	(4,089,232)	(2,400,985)	(7,427,000)	(2,782,042)	(1,399,189)

Net loss per share –
Basic and diluted		$(2.57)	$(1.51)	$(4.66)	$(1.75)	$(0.88)

Weighted-average shares outstanding –
Basic and diluted		1,593,659	1,593,659	1,593,659	1,593,659	1,592,096

Pro forma per share data (unaudited) Pro forma net loss per share
Basic and diluted		$(0.23)	$(0.50)	$(1.07)	$(0.55)	$(0.26)

Pro forma weighted average shares outstanding
Basic and diluted		8,637,746	4,588,687	5,283,212	4,423,255	4,180,918

The accompanying notes are an integral part of these statements.

NEPHROS INC. AND SUBSIDIARY

(A Development Stage Company)

Statement of Changes in Stockholders’ Equity (Deficit)

	Series A Preferred Stock		Common Stock		Stock Subscription Receivable	Deferred Compensation	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Loss From Inception
	Shares	Amount	Shares	Amount						Total
Issuance of common stock upon inception	—	$—	1,562,550	$1,563	$(5,500)	$—	$3,937	$—	$—	$—
Issuance of preferred stock	4,000,000	4,000	—	—	(2,500,000)	—	4,996,000	—		2,500,000
Net loss	—	—	—	—	—	—	—	—	(453,001)	(453,001)

Balance, December 31, 1997	4,000,000	4,000	1,562,550	1,563	(2,505,500)	—	4,999,937	—	(453,001)	2,046,999
Net loss	—	—	—	—	—	—	—	—	(1,146,061)	(1,146,061)

Balance, December 31, 1998	4,000,000	4,000	1,562,550	1,563	(2,505,500)		4,999,937	—	(1,599,062)	900,938
Noncash stock-based compensation	—	—	2,699	3	—	—	997	—	—	1,000
Collection of stock subscription receivable	—	—	—	—	2,505,500	—	—	—	—	2,505,500
Net loss	—	—	—	—	—	—	—	—	(3,484,817)	(3,484,817)

Balance, December 31, 1999	4,000,000	4,000	1,565,249	1,566	—	—	5,000,934	—	(5,083,879)	(77,379)
Noncash stock-based compensation	—	—	—	—	—	—	5,000	—	—	5,000
Cumulative preferred dividend and accretion	—	—	—	—	—	—	—	—	(169,000)	(169,000)
Net loss	—	—	—	—	—	—	—	—	(5,582,583)	(5,582,583)

Balance, December 31, 2000	4,000,000	4,000	1,565,249	1,566	—	—	5,005,934	—	(10,835,462)	(5,823,962)
Noncash stock-based compensation	—	—	28,410	28	—	—	59,972	—	—	60,000
Cumulative preferred dividend and accretion	—	—	—	—	—	—	—	—	(314,000)	(314,000)
Net loss	—	—	—	—	—	—	—	—	(1,085,189)	(1,085,189)

Balance, December 31, 2001	4,000,000	4,000	1,593,659	1,594	—	—	5,065,906	—	(12,234,651)	(7,163,151)
Issue of warrants	—	—	—	—	—	—	430,000	—	—	430,000
Noncash stock-based compensation	—	—	—	—	—	—	20,000	—	—	20,000
Beneficial conversion and warrants issued in connection with convertible note payable	—	—	—	—	—	—	1,500,000	—	—	1,500,000
Cumulative preferred dividend and accretion	—	—	—	—	—	—	—	—	(365,000)	(365,000)
Net loss	—	—	—	—	—	—	—	—	(2,417,042)	(2,417,042)

Balance, December 31, 2002	4,000,000	4,000	1,593,659	1,594	—	—	7,015,906	—	(15,016,693)	(7,995,193)
Issue of warrants	—	—	—	—	—	—	19,000	—	—	19,000
Noncash stock-based compensation	—	—	—	—	—	(3,964,000)	3,964,000	—	—	—
Beneficial conversion recognized in connection with issuance of preferred stock	—	—	—	—	—	—	8,006,450	—	—	8,006,450
Amortization of deferred compensation	—	—	—	—		1,914,060	—	—	—	1,914,060
Cumulative preferred dividend and accretion	—	—	—	—	—	—	—	—	(1,791,000)	(1,791,000)
Other comprehensive income	—	—	—	—	—	—	—	100,337	—	100,337
Net loss	—	—	—	—	—	—	—	—	(5,636,000)	(5,636,000)

Balance, December 31, 2003	4,000,000	4,000	1,593,659	1,594	—	(2,049,940)	19,005,356	100,337	(22,443,693)	(5,382,346)
Noncash stock-based compensation	—	—	—	—	—	(893,640)	893,640	—	—	—
Beneficial conversion recognized in connection with issuance of preferred stock	—	—	—	—	—	—	3,811,538	—	—	3,811,538
Amortization of deferred compensation	—	—	—	—	—	417,608	—	—	—	417,608
Cumulative preferred dividend and accretion	—	—	—	—	—	—	—	—	(2,071,500)	(2,071,500)
Other comprehensive loss	—	—	—	—	—	—	—	(30,877)	—	(30,877)
Net loss	—	—	—	—	—	—	—	—	(2,017,732)	(2,017,732)

Balance, March 31, 2004	4,000,000	$4,000	1,593,659	$1,594	$—	$(2,525,972)	$23,710,534	$69,460	$(26,532,925)	$(5,273,309)

(Unaudited)

The accompanying notes are an integral part of these statements.

NEPHROS INC. AND SUBSIDIARY

(A Development Stage Company)

Consolidated Statements of Cash Flows

	Period from inception to March 31, 2004	Three Months ended March 31,		Year ended December 31,
		2004	2003	2003	2002	2001
	(unaudited)	(unaudited)	(unaudited)
Operating activities
Net Loss	$(21,822,425)	$(2,017,732)	$(2,311,985)	$(5,636,000)	$(2,417,042)	$(1,085,189)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	446,831	31,935	12,039	42,531	56,785	70,466
Forgiveness of indebtedness	(833,793)	—	—	—	(833,793)	—
Noncash stock-based compensation	2,417,668	417,608	298,620	1,914,060	20,000	60,000
Amortization of debt discount	1,798,000	—	583,000	602,000	1,196,000	—
Deferred IPO costs	30,000	—	863,000	30,000	—	—
Gain on disposal of assets	(30,007)	—	—	—	—	—
(Increase) decrease in operating assets
Accounts receivable	(21,559)	(21,559)	—	—	—	—
Prepaid expenses	(762,739)	(544,126)	968	(206,041)	(9,711)	4,094
Inventory	(164,110)	37,853	—	(201,963)	—	—
Other assets	(6,822)	(3,000)	—	—	7,632	1,690
Deferred cost of goods sold	(21,559)	(21,559)	—	—	—	—
Increase (decrease) in operating liabilities
Accounts payable and accrued expenses	2,127,046	(22,430)	1,434	43,457	173,794	27,351
Deferred revenue	21,559	21,559	—	—	—	—

Net cash used in operating activities	(16,821,910)	(2,121,451)	(552,924)	(3,411,956)	(1,806,335)	(921,588)

Investing activities
Purchase of property assets	(1,169,945)	(213,478)	—	(453,980)	(30,779)	(8,807)
Proceeds from disposal of property and equipment	83,352	—	—	—	—	—

Net cash used in investing activities	(1,086,593)	(213,478)	—	(453,980)	(30,779)	(8,807)

Financing activities
Proceeds from issuance of preferred stock, net	19,705,538	3,811,538	—	6,796,450	—	—
Issuance of common stock	5,500	—	—	—	—	—
Paid IPO costs	(30,000)	—	—	—	(30,000)	—
Loan from related party, net	210,000	—	100,000	100,000	5,000	105,000
(Payments) proceeds from issuance of short term loan, net	(25,000)	—	—	(250,000)	225,000	—
Proceeds from issuance of convertible notes payable, net	3,540,000	—	250,000	1,000,000	1,600,000	940,000

Net cash provided by financing activities	23,406,058	3,811,538	350,000	7,646,450	1,800,000	1,045,000

Effective exchange rates on cash	69,460	(30,877)	—	100,337	—	—
Net increase (decrease) in cash	5,566,995	1,445,732	(202,924)	3,880,851	(37,114)	114,605
Cash, beginning of period	—	4,121,263	240,412	240,412	277,526	162,921

Cash, end of period	$5,566,995	$5,566,995	$37,488	$4,121,263	$240,412	$277,526

Supplemental disclosure of cash flow information Non cash investing and financing activities:
Cumulative preferred dividend and accretion	4,710,500	2,071,500	89,000	1,791,000	365,000	314,000
Issuance of warrants in connection with settlement with a supplier	400,000	—	—	—	400,000	—
Beneficial conversion and warrants issued in connection with issuance of short term convertible notes	1,530,000	—	—	—	1,530,000	—
Conversion of notes payable into preferred stock	2,150,000	—	—	1,210,000	—	940,000
Cash paid for:
Interest	21,842	—	—	21,842	—	—

The accompanying notes are an integral part of these statements.

NEPHROS, INC. AND SUBSIDIARY

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Information as of March 31, 2004 and for the three months ended March 31, 2004 and 2003 is unaudited)

Note 1 – Organization and Nature of Operations

Nature of Operations

Nephros, Inc. (“Nephros” or the “Company”) was incorporated under the laws of the State of Delaware on April 3, 1997. Nephros was founded by health professionals, scientists and engineers affiliated with Columbia University to develop advanced End Stage Renal Disease (“ESRD”) therapy technology and products. Although the Chairman of our Board is the Chairman of Columbia University’s Department of Surgery and we license the right to use office space from Columbia University, we do not currently have any other material relationship with Columbia University. The Company has three products in various stages of development in the hemodiafiltration, or HDF, modality to deliver improved therapy for ESRD patients. These are the OLpur™ MD190, a filter, or “dialyzer,” designed expressly for HDF therapy, the OLpur™ H2H™, an add-on module designed to allow the most common types of hemodialysis machines to be used for HDF therapy, and the OLpur™ NS2000 system, a stand-alone hemodiafiltration machine and associated filter technology. The Company believes that the OLpur MD190 is more effective than any other dialyzers currently available for ESRD therapy. In laboratory bench studies and in clinical studies conducted under the supervision of Bernard Canaud, M.D. of L’institut de Recherche et de Formation en Dialyse, a research institute located in Montpellier, France, the Company’s hemodiafiltration products have been shown to remove a range of larger toxins, known collectively as “middle molecules” due to their molecular weight, more effectively than existing hemodialysis or hemodiafiltration methods. These middle molecules are thought to contribute to such conditions as malnutrition, impaired cardiac function, carpal tunnel syndrome, and degenerative bone disease in the ESRD patient.

On June 4, 2003, Nephros International Limited was incorporated under the laws of Ireland as a wholly-owned subsidiary of the Company. In August 2003, the Company established an European Customer Service and financial operations center in Dublin, Ireland.

The Company is a development stage company, as defined by Statement of Financial Accounting Standards (“SFAS”) No. 7, “Accounting and Reporting by Development Stage Enterprises,” as it continues to devote substantially all of its efforts to establishing its business, and, although it has commenced its planned principal operations and began generating sales, the Company had not recognized any revenues from such operations as of March 31, 2004. Revenues earned by the Company to date are primarily related to consulting services rendered to third parties outside of the planned principal operations.

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Through December 31, 2003, the Company had incurred development stage losses totaling approximately $22.4 million and used cash of approximately $14.7 million in operations from inception through December 31, 2003. The Company anticipates, based on its currently proposed plans and assumptions, that the net proceeds of the proposed initial public offering (Note 14) will be sufficient to satisfy its cash requirements, with no further financing, to obtain positive cash flow. However, there can be no assurance that the Company’s efforts to produce commercially viable products will be successful, or that the Company will generate sufficient revenues to provide positive cash flows from operations. If the Company’s sales do not meet its projections or its expenses exceed its expectations, then the Company may need to raise additional funds through additional public or private offerings of its securities. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NEPHROS, INC. AND SUBSIDIARY

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2004 and 2003 is unaudited)

Reverse Stock Split

Prior to the consummation of the Company’s initial public offering (Note 14), the Company will effect a reverse stock split pursuant to which each share of its common stock will be converted into 0.2841 of one share of common stock. Unless otherwise noted, all share and per share amounts for all periods presented have been retroactively restated to give effect to this reverse stock split.

Note 2 – Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The consolidated financial statements of the Company include the accounts of Nephros, Inc. and Nephros International Limited, a wholly-owned subsidiary which was formed in August 2003. Material intercompany items have been eliminated in consolidation.

Pro Forma Presentation

The unaudited pro forma stockholders equity presentation at March 31, 2004, gives effect to the mandatory conversion of all of the convertible preferred stock (including accrued preferred dividends) outstanding at March 31, 2004 into common stock (see Notes 5 and 6), upon the completion of the Company’s proposed initial public offering (see Note 14). Such presentation does not include the accrual or conversion of dividends accrued after March 31, 2004 but prior to the completion of the proposed initial public offering. It also does not include the conversion of the series C convertible preferred stock issued in April 2004 upon conversion of certain notes or the shares of series A convertible preferred stock issued in April 2004 upon the exercise of certain warrant rights granted in connection with such notes (see Note 12).

Unaudited Interim Financial Statements

The accompanying unaudited financial statements as of March 31, 2004 and for the three months ended March 31, 2004 and 2003 and for the period from inception to March 31, 2004 have been prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of management, the unaudited financial statements furnished herein include all adjustments necessary for a fair presentation of the Company’s financial position at March 31, 2004 and the results of its operations and its cash flows for the three month periods ended March 31, 2004 and 2003 and for the period from inception to March 31, 2004. All such adjustments are of a normal recurring nature. Interim financial statements are prepared on a basis consistent with the Company’s annual financial statements. Results of operations for the three month period ended March 31, 2004 are not necessarily indicative of the operating results that may be expected for the entire year ending December 31, 2004.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses, during the reporting period. Actual results could differ from those estimates.

NEPHROS, INC. AND SUBSIDIARY

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2004 and 2003 is unaudited)

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less at the date of purchase to be cash equivalents.

Concentration of Risk

Cash and cash equivalents are financial instruments which potentially subject the Company to concentrations of credit risk. The Company deposits its cash in financial institutions. At times, such deposits may be in excess of insured limits. To date, the Company has not experienced any impairment losses on its cash and cash equivalents.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts payable and debt approximate fair value due to the short-term maturity of these instruments.

Inventory

Inventory, principally consisting of finished goods (MD190 filters), is stated at the lower of cost or market.

Patents

The Company has filed numerous patent applications with the United States Patent and Trademark Office and in foreign countries. All costs and direct expenses incurred in connection with patent applications have been expensed as incurred.

Property and Equipment

Property and equipment are stated at cost and are being depreciated over the estimated useful lives of the assets, which range between three and five years. Research equipment is being depreciated using an accelerated method of 200% declining balance. Furniture and fixtures as well as other equipment is being depreciated using the straight-line method.

Accounting for Long-lived Assets

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” which was adopted by the Company effective January 1, 2002. SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets (excluding goodwill) or assets to be disposed of. Management has performed a review of all long-lived assets and has determined that no impairment of the carrying values of its long-lived assets exists as of December 31, 2003.

Revenue Recognition

Revenue is recognized in accordance with Securities and Exchange Commission Staff Accounting Bulletin (“SAB”) No. 104 Revenue Recognition. SAB No. 104 requires that four basic criteria must be met before revenue can be recognized: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the fee is fixed and determinable; and (iv) collectibility is reasonably assured.

NEPHROS, INC. AND SUBSIDIARY

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2004 and 2003 is unaudited)

The Company’s sales history does not yet provide a basis from which to reasonably estimate rates of product return, and therefor revenues from shipments during the quarter ended March 31, 2004 were deferred. In addition, cost of revenue to the extent of amount billed was deferred and will be recognized when the revenue is recognized. Excess of cost over amount billed of $12,618 was recognized as gross margin loss in the quarter ended March 31, 2004.

Advertising

The Company has incurred minimal advertising costs to date, and all advertising costs have been expensed as incurred.

Shipping and Handling

The Company is responsible for all shipping and handling costs for the distribution of its product, and such costs are recorded in cost of goods sold.

Stock-based Compensation

The Company accounts for non-employee stock-based awards in which goods or services are the consideration received for the equity instruments issued based on the fair value of the equity instruments issued in accordance with the EITF 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction With Selling, Goods or Services.”

The Company accounted for stock-based compensation to employees under the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and discloses the effect of the differences which would result had the Company applied the fair-value-based method of accounting on a pro forma basis, as required by SFAS No. 123, “Accounting for Stock-Based Compensation.” Had compensation expense for stock options granted under the Nephros 2000 Equity Incentive Plan (the “2000 Plan”) been determined based on fair value at the grant dates, the Company’s net loss and net loss per share for the years ended December 31, 2003, 2002 and 2001 and for the three months ended March 31, 2004 and 2003 would have been as follows:

	Three Months Ended March 31,		Years Ended December 31,
	2004	2003	2003	2002	2001
Net loss:
As reported	$(4,089,232)	$(2,400,985)	$(7,427,000)	$(2,782,042)	$(1,399,189)
Less – compensation recognized under the intrinsic-value method	417,608	226,620	1,914,060	—	—
Add – compensation under the fair value method	(362,096)	(402,098)	(2,592,869)	(44,756)	(22,772)

Pro forma	$(4,033,720)	$(2,576,463)	$(8,105,809)	$(2,826,798)	$(1,421,961)

Net loss per share:
As reported	$(2.57)	$(1.51)	$(4.66)	$(1.75)	$(0.88)
Pro forma	$(2.53)	$(1.62)	$(5.08)	$(1.77)	$(0.89)

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” which requires accounting for deferred income taxes under the asset and liability method. Deferred

NEPHROS, INC. AND SUBSIDIARY

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2004 and 2003 is unaudited)

income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable in future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

Research and Development Costs

Research and development costs are expensed as incurred.

Income (Loss) per Common Share

Historical –

In accordance with SFAS No. 128, “Earnings Per Share,” net loss per common share amounts (“basic EPS”) were computed by dividing net loss attributable to common stockholders by the weighted-average number of common shares outstanding and excluding any potential dilution. Net loss per common share amounts assuming dilution (“diluted EPS”) is generally computed by reflecting potential dilution from conversion of convertible securities and the exercise of stock options and warrants. However, because their effect is antidilutive, the Company has excluded common equivalent shares of 7,844,257, 3,673,522 and 3,236,576 from the computation of diluted EPS for the years ended December 31, 2003, 2002 and 2001. Similarly, the Company has excluded common equivalent shares of 9,690,355 and 3,963,872 from the computation of diluted EPS for the three months ended March 31, 2004 and 2003, as their effect is antidilutive.

Pro Forma (Unaudited) –

Pro forma net loss per share is calculated assuming conversion of all convertible preferred stock and accumulated dividends outstanding for the periods presented, which convert upon the completion of the Company’s proposed initial public offering (see Note 14). The following table reconciles the numerator and denominator for the calculation:

	Three months ended March 31,		Years ended December 31,
	2004	2003	2003	2002	2001
Numerator:
Net loss attributable to common stockholders	$(4,089,232)	$(2,400,985)	$(7,427,000)	$(2,782,042)	$(1,399,189)
Preferred dividend and accretion	2,071,500	89,000	1,791,000	365,000	314,000

Pro forma net loss	$(2,017,732)	$(2,311,985)	$(5,636,000)	$(2,417,042)	$(1,085,189)

Denominator:
Weighted average basic shares outstanding	1,593,659	1,593,659	1,593,659	1,593,659	1,592,096
Assumed conversion of preferred stock and preferred dividend	7,044,087	2,995,128	3,689,553	2,829,596	2,588,822

Pro forma weighted average basic shares outstanding	8,637,746	4,588,687	5,283,212	4,423,255	4,180,918

Translation of Foreign Currency

The functional currency of Nephros International Limited is the Euro, and its translation gains and losses are included in accumulated other comprehensive income.

NEPHROS, INC. AND SUBSIDIARY

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2004 and 2003 is unaudited)

Comprehensive Income (Loss)

The Company complies with the provisions of SFAS No. 130, “Reporting Comprehensive Income,” which requires companies to report all changes in equity during a period, except those resulting from investment by owners and distributions to owners, for the period in which they are recognized. Comprehensive income (loss) is the total of net income (loss) and all other non-owner changes in equity (or other comprehensive income (loss)) such as unrealized gains or losses on securities classified as available-for-sale, foreign currency translation adjustments and minimum pension liability adjustments. Comprehensive income (loss) must be reported on the face of the annual financial statements. The Company’s operations did not give rise to any material items includable in comprehensive loss, which were not already in net loss for the years ended December 31, 2002 and 2001. In 2003, the comprehensive loss was $5,535,663.

The Company’s operations did not give rise to any material items includable in comprehensive loss, which were not already in net loss for the three months ended March 31, 2003. For the three months ended March 31, 2004, the comprehensive loss was $2,048,609.

New Accounting Pronouncements

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” The adoption of SFAS No. 150 did not have a material impact on the Company’s financial position and results of operations.

Note 3 – Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets are comprised of the following:

	March 31 2004	December 31,
		2003	2002
Advances on account of inventory	$560,000	$—	$—
Other	202,739	218,613	12,572

Total	$762,739	$218,613	$12,572

Note 4 – Property and Equipment

Property and equipment are comprised of the following:

	March 31 2004	December 31,
		2003	2002
Research equipment	$369,595	$365,269	$347,969
Manufacturing equipment	525,782	333,632	—
Computer equipment	138,299	122,206	65,818
Furniture and fixtures	52,919	52,008	5,348

	1,086,595	873,115	419,135
Less: accumulated depreciation	(416,825)	(384,889)	(342,358)

	$669,770	$488,226	$76,777

NEPHROS, INC. AND SUBSIDIARY

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2004 and 2003 is unaudited)

Depreciation expense for the years ended December 31, 2003, 2002 and 2001, was $42,531, $56,785 and $70,466, respectively.

Depreciation expense for the three months ended March 31, 2004 and 2003 was $31,935 and $12,039, respectively.

Note 5 – Mandatorily Redeemable Convertible Preferred Stock

As of April 1, 2000, the Company issued 2,333,333 shares of $.001 par value per share series B convertible preferred stock, at a price of $0.86 per share for aggregate proceeds of approximately $2 million. The series B stockholders are entitled to a cumulative dividend at the rate of 6% per annum, when, as and if declared by the Board of Directors, and to a liquidation preference of $0.86 per share plus any accrued and unpaid dividends. Each share of series B convertible preferred stock can be converted at any time into 0.2841 shares of common stock, and upon any such conversion all accrued and unpaid dividends on such share of series B convertible preferred stock will be converted to common stock at a conversion price of approximately $3.03 per share, and is automatically converted upon a Qualified Public Offering of the Company, as defined in the Company’s amended and restated certificate of incorporation.

The series B convertible preferred stock is redeemable on or at any time after February 8, 2005, at the election of the holders of at least two-thirds of the shares of series B, series C, and series D convertible preferred stocks, voting together as a class and calculated on an as converted basis. The redemption price will be equal to the greater of $0.86 (plus any accrued and unpaid dividends), or the then fair market value per share of the series B convertible preferred stock.

Preferred dividends on series B convertible preferred stock were $141,000, $137,000 and $129,000 for the years ended December 31, 2003, 2002 and 2001. Preferred dividends on series B convertible preferred stock were $36,000 and $33,000 for the three months ended March 31, 2004 and 2003.

As of July 1, 2000, the Company issued 2,197,550 shares of $.001 par value per share series C convertible preferred stock at a price of $1.00 per share. The series C stockholders are entitled to a cumulative dividend at a rate of 6% per annum, when, as and if declared by the Board of Directors, and to a liquidation preference of $1.00 per share plus any accrued and unpaid dividends. Each share of series C convertible preferred stock can be converted at any time into 0.2841 shares of common stock, and upon any such conversion all accrued and unpaid dividends on such share of series C convertible preferred stock will be converted to common stock at a conversion price of approximately $3.52 per share, and is automatically converted upon a Qualified Public Offering of the Company, as defined in the Company’s amended and restated certificate of incorporation.

The series C convertible preferred stock is redeemable on or at any time after May 16, 2005, at the election of the holders of at least two-thirds of the shares of series B, series C, and series D convertible preferred stocks, voting together as a class calculated on an as-converted basis. The redemption price will be equal to the greater of $1.00 (plus any accrued and unpaid dividends), or the then fair market value per share of the series C convertible preferred stock.

During June 2001, the Company issued convertible notes payable for aggregate proceeds of $940,000. As of June 30, 2001, such notes were converted into an additional 940,000 shares of series C convertible preferred stock, at a conversion price of $1.00 per share.

Preferred dividends on series C convertible preferred stock were $213,000, $208,000, and $165,000 for the years ended December 31, 2003, 2002 and 2001. Preferred dividends on series C convertible preferred stock was $55,000 and $52,000 for the three months ended March 31, 2004 and 2003.

NEPHROS, INC. AND SUBSIDIARY

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2004 and 2003 is unaudited)

In June 2003, the Company filed an Amendment and Restatement to its Certificate of Incorporation which, among other things, increased the authorized number of shares of series C convertible preferred stock from 3,140,000 to 3,387,500 shares.

In connection with the issuance of series B and C convertible preferred stock, the Company incurred issuance costs of approximately $100,000. Such cost was recorded as a reduction in the carrying amount of such preferred stock and is being accreted over the five-year period to the earliest redemption date. Accretion of preferred stock issuance cost was $20,000 for each of the years ended December 31, 2003, 2002 and 2001 and $5,000 for each of the three month periods ended March 31, 2004 and 2003.

As of September 11, 2003, the Company issued 5,006,450 shares of $.001 par value series D convertible preferred stock at a price of $1.00 per share (including 1,012,657 shares that were issued upon conversion of $1,000,000 aggregate principal amount of convertible bridge notes and accrued interest thereon). As of December 1, 2003, the Company issued an additional 3,000,000 shares of series D convertible preferred stock at a price of $1.00 per share. As of March 3, 2004, the Company issued an additional 3,811,538 shares of series D convertible preferred stock at a price of $1.00 per share.

The series D stockholders are entitled to a cumulative dividend at a rate of 6% per annum, when, as and if declared by the Board of Directors, and to a liquidation preference of $1.00 per share plus any accrued and unpaid dividends. Each share of series D convertible preferred stock can be converted at any time into approximately 0.4310 shares of common stock, and upon any such conversion all accrued and unpaid dividends on such share of series D convertible preferred stock will be converted to common stock at a conversion price of approximately $2.32 per share, and is automatically converted upon a Qualified Public Offering of the Company, as defined in the Company’s amended and restated certificate of incorporation.

The series D convertible preferred stock is redeemable on or at any time after February 8, 2005, at the election of the holders of at least two-thirds of the shares of series B, series C and series D convertible preferred stocks, voting together as a class calculated on an as-converted basis. The redemption price will be equal to the greater of $1.00 (plus any accrued and unpaid dividends), or the then fair market value per share of the series D convertible preferred stock.

In connection with the issuance of series D convertible preferred stock, the Company recorded a beneficial conversion feature (“BCF”) of $8,006,450 for the year ended December 31, 2003. In connection with the issuance of series D convertible preferred stock in March 2004, the Company recorded a BCF of $3,811,538 for the three months ended March 31, 2004. Such BCFs were recorded as reductions in the carrying amount of such preferred stock and is being accreted over the period to the earliest redemption date (February 2005). Accretion of BCF was $1,231,000 for the year ended December 31, 2003. Accretion of BCF for the three months ended March 31, 2004 was $1,763,000.

In connection with the issuance of series D convertible preferred stock, the Company recorded issuance cost of $426,500. Such cost was recorded as a reduction in the carrying amount of such preferred stock and is being accreted over the period to the earliest redemption date (February 2005). Accretion of issuance costs was $80,000 for the year ended December 31, 2003. Accretion of issuance costs for the three months ended March 31, 2004 was $74,500.

Preferred dividends on series D convertible preferred stock was $106,000, $-0- and $-0- for the years ended December 31, 2003, 2002 and 2001. Preferred dividends on series D convertible preferred stock was $138,000 and $-0- for the three months ended March 31, 2004 and 2003.

NEPHROS, INC. AND SUBSIDIARY

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2004 and 2003 is unaudited)

Note 6 – Stockholders’ Equity

In July 1997, the Company issued 4,000,000 shares of $.001 par value series A convertible preferred stock, at a price of $1.25 per share for aggregate proceeds of $5,000,000. The series A stockholders are entitled to voting and dividend rights equal to common stockholders. The series A convertible preferred stock has a liquidation preference of $1.25 per share, plus any accrued but unpaid dividends. Each share of series A convertible preferred stock can be converted at any time into 0.2841 shares of common stock, and is automatically converted upon the Company’s initial public offering.

In June 2003, the Company filed an Amendment and Restatement to its Certificate of Incorporation which, among other things, increased the authorized number of shares of common stock from 30,000,000 to 49,000,000 shares.

Note 7 – Stock-Based Compensation

In 2000, the Company adopted the 2000 Plan, under which 2,130,750 (7,500,000 pre-split) shares of common stock, have been authorized for issuance upon exercise of options granted, and which may be granted by the Company. As of December 31, 2003, 1,037,249 options had been issued to employees and were outstanding. As of March 31, 2004, 1,229,585 options had been issued to employees and were outstanding. The options expire on various dates between December 31, 2009 and March 15, 2014, and vest upon a combination of the following: immediate vesting; straight line vesting of two, three or four years; and certain milestones.

As of December 31, 2003, 401,575 options had been issued to non-employees and were outstanding. As of March 31, 2004, 414,928 options had been issued to non-employees and were outstanding. Such options expire at various dates between December 31, 2006 and March 15, 2014 and vest upon a combination of the following: immediate vesting; straight line vesting of two, three or four years; and certain milestones.

In May 2003, the Company’s Board of Directors increased the number of shares of common stock authorized for issuance upon exercise of options granted under the 2000 Plan from 1,278,450 to 2,130,750, subject to stockholder approval. In June 2003, the Company’s stockholders approved such increase.

NEPHROS, INC. AND SUBSIDIARY

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2004 and 2003 is unaudited)

Option activity for the years ended December 31, 2003 and 2002, is summarized as follows:

	Shares	Weighted-average exercise price
Outstanding at December 31, 2000	583,115	.32
Options granted	—	—
Options exercised	—	—
Options canceled	(37,218)	.32

Outstanding at December 31, 2001	545,898	$.32
Options granted	—	—
Options exercised	—	—
Options canceled	(9,090)	.32

Outstanding at December 31, 2002	536,807	.32
Options granted	1,010,260	2.27
Options exercised	—	—
Options canceled	(108,242)	2.78

Outstanding at December 31, 2003	1,438,825	1.51
Options granted	205,688	2.39
Options exercised	—	—
Options canceled	—	—

Outstanding at March 31, 2004	1,644,513	1.62

Exercisable at December 31, 2003	893,452	1.08

Exercisable at March 31, 2004	920,441	1.11

At December 31, 2003, there were 691,925 shares available for future grants under the 2000 Plan.

The portion of stock options granted to employees which is time vested is accounted for as a fixed award.

For options issued prior to 2003, no compensation has been recorded on such portion as it had no intrinsic value at the date of grant.

For options issued in 2003, the value of the option at the date of grant in excess of the option price is recognized as compensation over the period of vesting.

The portion of stock options granted to employees which was based on performance achievement is accounted for as a variable award. As vesting depends upon discrete events, the measurement date and the expense recognition will occur when such targets are achieved.

The weighted-average fair value of options granted in 2003 is $6.09. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 3.33%; no expected dividend yield; expected lives of ten years; and expected stock price volatility of 80%.

NEPHROS, INC. AND SUBSIDIARY

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2004 and 2003 is unaudited)

The following table summarizes information about stock options outstanding at December 31, 2003:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding as of December 31, 2003	Weighted-average remaining contractual life	Weighted-average exercise price	Number exercisable as of December 31, 2003	Weighted-average exercise price
$.32	533,966	5.67	$.32	533,966	$.32
$1.76	499,732	8.97	1.76	201,597	1.76
$2.32	5,682	9.31	2.32	2,841	2.32
$2.69 to 2.78	399,445	8.71	2.77	155,048	2.78

	1,438,825			893,452

Note 8 – 401(k) Plan

The Company has established a 401(k) deferred contribution retirement plan (the “401(k) Plan”) which covers all employees. The 401(k) Plan provides for voluntary employee contributions of up to 15% of annual compensation, as defined. As of January 1, 2004, the Company began matching 100% of the first 3% and 50% of the next 2% of employee contributions to the 401(k) Plan.

Note 9 – Leases

At December 31, 2003, the Company had noncancellable operating leases on real and personal property that expire in 2007 for the rental of its office and research and development facilities and equipment. Rent expense for the years ended December 31, 2003, 2002 and 2001 totaled approximately $87,000, $77,000 and $73,000.

As of December 31, 2003, future net minimum rental payments required under operating leases are as follows:

Year ending December 31,
2004	$60,012
2005	22,260
2006	18,495
2007	4,200

$104,967

Note 10 – Commitments and Contingencies

Settlement Agreements

In June 2002, the Company entered into a settlement agreement with one of its suppliers. The Company had an outstanding liability to such supplier in the amount of approximately $1,900,000. Pursuant to this settlement agreement, the Company and the supplier agreed to release each other from any and all claims or liabilities, whether known or unknown, that the Company had against the other as of the date of the settlement agreement, except for obligations arising out of the settlement agreement itself. The settlement

NEPHROS, INC. AND SUBSIDIARY

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2004 and 2003 is unaudited)

agreement required the Company to grant to the supplier (i) warrants to purchase 170,460 shares of common stock of the Company at an exercise price of approximately $10.56 per share that expire in June 2007 and (ii) cash payments of an aggregate amount of $650,000 in three installments. The warrants were valued at $400,000 using the Black-Scholes model. Accordingly, the Company recorded a gain of approximately $850,000 based on such settlement agreement. On June 19, 2002, the Company issued the warrant to the supplier, and on August 7, 2002, the Company satisfied the first $300,000 installment of the agreement. The second installment of $100,000 was due on February 7, 2003, and the Company paid $75,000 towards the installment. The Company expects to pay the balance of $275,000 with proceeds from its proposed initial public offering (See Note 14).

In April 2002, the Company entered into a letter agreement with a placement agent, the stated term of which was from April 30, 2002 through September 30, 2004. As of February 2003, the Company entered into a settlement agreement with such placement agent pursuant to which, among other things: the letter agreement was terminated; the parties gave mutual releases relating to the letter agreement; and the Company agreed to issue such placement agent or its designees, upon the closing of certain transactions contemplated by a separate settlement agreement between the Company and Lancer Offshore, Inc. (“Lancer”), warrants exercisable until February 2006 to purchase an aggregate of 60,000 shares of common stock for $2.50 per share (or 17,046 shares of our common stock for $8.80 per share, if adjusted for the reverse stock split pursuant to the antidilution provisions of such warrant, as amended). The Company has received correspondence from the placement agent requesting the issuance of warrants pursuant to the settlement agreement. However, since Lancer never satisfied the closing conditions and, consequently, a closing has not been held, the Company has not issued any warrants to the placement agent in connection with our settlement agreement with them.

Fee Abatement

The Company settled outstanding liabilities arising out of certain professional services rendered to it. The Company had booked liabilities for such services of approximately $1,400,000. The gains on these transactions were recorded in the fourth quarter of 2003.

Litigation

In August 2002, the Company entered into a subscription agreement with Lancer. The subscription agreement provided that Lancer would purchase, in three installments, (1) $3,000,000 principal amount of secured notes due March 15, 2003 convertible into 340,920 shares of our common stock, and (2) warrants to purchase until December 2007, an aggregate of 68,184 shares of our common stock at an exercise price of approximately $8.80 per share. In accordance with the subscription agreement, the first installment, consisting of $1,500,000 principal amount of the notes and 34,092 of the warrants, was tendered. However, Lancer failed to fund the remaining installments. Following this failure, the Company entered into a settlement agreement with Lancer dated as of January 31, 2003, pursuant to which, (i) the parties terminated the subscription agreement; (ii) Lancer agreed to surrender 12,785 of the original 34,092 warrants issued to it; (iii) the warrants that were not surrendered were amended to provide that the exercise price per share and the number of shares issuable upon exercise thereof would not be adjusted as a result of a 0.2248318-for-one reverse stock split of our common stock that was contemplated at such time but never consummated; and (iv) the secured convertible note in the principal amount of $1,500,000 referred to above was cancelled. Lancer agreed to deliver to the Company at a subsequent closing the cancelled note and warrants and to reaffirm certain representations and warranties and the Company agreed to issue to Lancer at such

NEPHROS, INC. AND SUBSIDIARY

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2004 and 2003 is unaudited)

subsequent closing an unsecured note in the principal amount of $1,500,000 bearing no interest, not convertible into common stock and due on January 31, 2004 or earlier under certain circumstances. Lancer never fulfilled the conditions to the subsequent closing and, accordingly, the Company never issued the $1,500,000 note that the settlement agreement provided would be issued at such closing.

The above transaction resulted in the Company becoming a defendant in an action captioned Marty Steinberg, Esq. as Receiver for Lancer Offshore, Inc. v. Nephros, Inc., Case No. 04-CV-20547, pending in the U.S. District Court for the Southern District of Florida (the “Ancillary Proceeding”). That action is ancillary to a proceeding captioned Securities and Exchange Commission v. Michael Lauer, et. al., Case No. 03-CV-80612, also pending in the U.S. District Court for the Southern District of Florida, in which the court has appointed a Receiver to manage Lancer and various related entities (the “Receivership”). In the Ancillary Proceeding, the Receiver seeks payment of $1,500,000 together with interest, costs and attorneys’ fees as well as delivery of a warrant evidencing the right to purchase until December 2007 an aggregate of 75,000 shares of our common stock for $2.50 per share (or 21,308 shares of our common stock for $8.80 per share, if adjusted for the reverse stock split pursuant to the antidilution provisions of such warrant, as amended), that the Receiver alleges are due as a result of our settlement agreement with Lancer. The Company believes that it has valid defenses to the Receiver’s claims, and intend to contest them vigorously. Additionally, the Company has asserted claims for damages against Lancer that exceed the amount sought in the Ancillary Proceeding by submitting a proof of claim in the Receivership. The Receiver and the Company are currently discussing a potential settlement of all claims.

Suppliers

The Company is committed to use one supplier for its production of products for sale in Europe, however no minimum purchase requirements are in effect.

Note 11 – Income Taxes

At December 31, 2003, the Company had Federal, New York State, and New York City income tax net operating loss carryforwards of approximately $20 million each. The Company also has Federal and New York State research tax credit carryforwards of approximately $500,000, respectively. The Federal net operating loss and tax credit carryforwards will expire at various times between 2012 and 2023 unless previously utilized.

Pursuant to Sections 382 and 383 of the Internal Revenue Code, annual use of the Company’s net operating loss and credit carryforwards may be limited, if a cumulative change in ownership of more than 50% occurs within a three-year period.

Significant components of the Company’s deferred tax assets as of December 31, 2003, 2002, and 2001 are shown below:

	2003	2002	2001
Deferred tax assets:
Net operating loss carryforwards	$9,300,000	$6,300,000	$5,300,000
Research and development credits	500,000	500,000	460,000

Total deferred tax assets	9,800,000	6,800,000	5,760,000
Valuation allowance for deferred tax assets	(9,800,000)	(6,800,000)	(5,760,000)

Net deferred tax assets	$—	$—	$—

NEPHROS, INC. AND SUBSIDIARY

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2004 and 2003 is unaudited)

At March 31, 2004, the tax credit and loss carryforward was approximately $23 million.

A valuation allowance of $9,800,000, $6,800,000 and $5,760,000 in 2003, 2002, and 2001, respectively, has been recognized to offset the deferred tax assets as realization of such assets is uncertain.

The effective tax benefit for the years ended December 31, 2003, 2002, and 2001 is different from the tax benefit that would result from applying the statutory tax rates, due to the valuation allowance that has been recognized.

Note 12 – Related Party Transactions

a.	Prior to December 31, 2000, the Company completed three private placements of its equity securities (see Notes 4 and 5), in which some of the Company’s current and former directors and holders of more than 5% of the Company’s common stock, purchased equity securities. The current and former directors and holders of more than 5% of the Company’s common stock, who purchased equity securities in these private placements, purchased equity securities on substantially the same terms and conditions as the other participants.

b.	In 2001, the Company issued 940,000 shares of series C convertible preferred stock to certain of its directors and existing shareholders upon conversion of $940,000 principal amount of convertible notes.

c.	In April 2002, the Company issued convertible notes in the aggregate principal amount of $250,000, pursuant to which the Company agreed to pay to the holder the principal amount due under each holder’s convertible note, together with interest on the unpaid principal amount at the rate of 6% per annum, compounded semi-annually, from the date of the convertible note.

These notes were convertible, into 250,000 shares of the Company’s series A convertible preferred stock or 250,000 shares of the Company’s series C convertible preferred stock at the Company’s election. In addition, the Company had agreed to issue warrants to these note holders to purchase through April 2004, an additional 125,000 shares of its series A convertible preferred stock or such common shares as would be issuable upon conversion of the preferred stock.

In April of 2004, the Company and holders of these notes agreed to convert the entire principal amount of these notes (except for $50, which the Company repaid) into an aggregate of 249,950 shares of series C convertible preferred stock, and the Company will pay accrued interest on such convertible notes amounting to $5,000 in the aggregate. In connection with the warrant rights related to these convertible notes, in April 2004, the Company sold an aggregate of 87,500 shares of series A convertible preferred stock to the holders of such notes for $1.00 per share.

d.

In May 2003, the Company entered into a Commitment Agreement with a holder of more than 5% of the Company’s stock, pursuant to which, the Company agreed to sell convertible bridge notes in the aggregate principal amount of $1,000,000 at face value. The outstanding principal amount of such convertible bridge notes, together with interest at the rate of 6% per annum, would become due and payable on January 26, 2004. Pursuant to the Commitment Agreement, the Company offered the holders of its then outstanding capital stock and convertible notes the opportunity to invest in a portion of the bridge notes pro rata, in accordance with the number of shares issuable upon conversion of the capital stock and convertible notes then held by them. Under the Commitment Agreement, such 5% holder had agreed to purchase additional bridge notes, if and to the extent that the other security holders elected not to purchase their respective pro rata shares of the bridge notes, thus ensuring that the Company would sell exactly $1,000,000 in aggregate principal amount of bridge notes. In June

NEPHROS, INC. AND SUBSIDIARY

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2004 and 2003 is unaudited)

2003, the Company sold the convertible bridge notes to twenty-three of the Company’s security holders. Pursuant to the Commitment Agreement, the 5% holder had the right to elect whether he and the other holders would have the option to convert the bridge notes and purchase additional shares of series D convertible preferred stock at any time prior to the earlier of (i) 10 days after the Company notified such 5% holder that the Company obtained a CE mark on the initial product and (ii) January 15, 2004. The Company received such CE mark on July 31, 2003 and promptly notified such 5% holder thereof. On August 1, 2003, the 5% holder elected to proceed with the conversion and purchase. As of September 11, 2003, each of the holders converted its bridge note into shares of series D convertible preferred stock at a conversion price equal to the liquidation preference of the series D convertible preferred stock, in accordance with the terms thereof.

Pursuant to the terms of the bridge notes, in order to convert each holder’s bridge note, such holder was required to commit to purchase, for the aggregate liquidation preference thereof, a number of additional shares of series D convertible preferred stock having an aggregate liquidation preference equal to any amount, at such holder’s option, between 9 and 11 times the principal amount of the bridge note being converted. The purchase of the additional shares of series D convertible preferred stock occurred in three installments, with 3,993,793 shares purchased at the time of conversion on September 11, 2003, another 3,000,000 shares purchased as of December 1, 2003, and the remaining 3,811,538 shares purchased as of March 3, 2004.

e.	During 2001, 2002 and 2003, the Chairman of the Board of Directors of the Company made non-interest bearing demand loans to the Company in the aggregate principal amount of $160,000. On September 11, 2003, the Chairman assigned all of his right, title and interest in the loans to a holder of more than 5% of the Company’s stock in exchange for 160,000 shares of the Company’s series D convertible preferred stock due to such 5% stockholder at the first closing. Such 5% stockholder instructed the Company to issue the 160,000 shares directly to the Chairman and the $160,000 outstanding under the loans was applied to the purchase price of the series D convertible preferred stock to be purchased by such 5% stockholder.

f.	During 2003, a Director made non-interest bearing demand loans to the Company in the aggregate principal amount of $50,000. On September 11, 2003, the Director assigned all of his right, title and interest in (i) the loans, (ii) his note, convertible into series D convertible preferred stock, in the principal amount of $72,189, and (iii) $80,000, to a holder of more than 5% of the Company’s stock in exchange for 203,102 shares of series D convertible preferred stock due to such 5% stockholder at the first closing. Such 5% stockholder instructed the Company to issue the 203,102 shares directly to said Director and the $50,000 outstanding under the loans was applied to the purchase price of the series D convertible preferred stock to be purchased by such 5% stockholder.

Note 13 – Debt

In August 2002, the Company entered into a subscription agreement with Lancer Offshore, Inc. (“Lancer”). The subscription agreement provided that Lancer would purchase, in three installments, (1) $3,000,000 principal amount of secured notes due March 15, 2003, convertible into 340,920 shares of common stock of the Company, and (2) warrants to purchase until December 2007, an aggregate of 68,184 shares of the common stock of the Company, at an exercise price of approximately $8.80 per share. In accordance with the subscription agreement, the first installment, consisting of $1,500,000 principal amount of the notes and 34,092 of the warrants, was sold. The $1,500,000 note issued in August 2002, contained a beneficial conversion of $1,110,000, which was recorded as a debt discount and was amortized over the term of the

NEPHROS, INC. AND SUBSIDIARY

(A Development Stage Company)

Notes to Consolidated Financial Statements (Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2004 and 2003 is unaudited)

debt (7.5 months). In connection with the issuance of such note, the Company incurred issuance costs of approximately $224,000. Such costs are recorded as debt issuance costs and were amortized over the term of the debt (7.5 months). The notes were originally to bear interest at the rate of 8% per annum, and be convertible at any time into shares of common stock at a price of approximately $8.80 per share. The warrants were valued at $390,000 using the Black-Scholes model, and were recorded as a debt discount, which was amortized over the term of the debt (7.5 months).

Lancer failed to fund the remaining installments under the subscription agreement. Following such failure, the Company entered into a settlement agreement with Lancer, dated as of January 31, 2003, pursuant to which: (i) the parties terminated the subscription agreement; (ii) Lancer agreed to surrender 12,785 of the original 34,092 warrants issued to it; (iii) the warrants that were not surrendered were amended to provide that the exercise price per share and the number of shares issuable upon exercise thereof would not be adjusted as a result of a 0.2248318-for-one reverse stock split of our common stock that was contemplated at such time but never consummated; and (iv) the secured convertible note in the principal amount of $1,500,000 referred to above was cancelled. Lancer agreed to deliver to the Company at a subsequent closing the cancelled note and warrants and to reaffirm certain representations and warranties and the Company agreed to issue to Lancer at such subsequent closing an unsecured note in the principal amount of $1,500,000 bearing no interest, not convertible into common stock and due on January 31, 2004 or earlier under certain circumstances. Lancer never fulfilled the conditions to the subsequent closing and, accordingly, the Company never issued the $1,500,000 note that the settlement agreement provided would be issued at such closing.

In December 2002, the Registrant issued promissory notes in the aggregate principal amount of $250,000 to two lenders. Each of these loans was payable on the earlier to occur of (i) 30 days after the consummation of our initial public offering and (ii) December 26, 2003. Each of these loans accrued interest, calculated quarterly in arrears, at a rate of 7% per annum from December 26, 2002 to March 31, 2003, 10% per annum from April 1, 2003 to April 30, 2003, and 15% per annum from May 1, 2003 to December 26, 2003. In connection with these loans, the Registrant issued the holders thereof warrants to purchase an aggregate of 5,549 shares of Common Stock at an exercise price of approximately $10.56 per share, and paid Hermitage Capital Corporation, as placement agent, an aggregate amount of $25,000. The warrants were valued at $19,000 using Black-Scholes model, and were recorded as interest expense. On September 22, 2003, the Registrant prepaid the outstanding principal of, and all $21,842 of accrued interest on, these promissory notes in full.

Note 14 – Subsequent Events

The Company is pursuing an initial public offering of its common stock, yielding proceeds to the Company of a minimum $15 million, before taking into account applicable underwriting discounts, commissions and offering expenses.

OLpur™ H2H™ Our add-on module can convert current dialysis machines into hemodiafiltration-capable systems.

No dealer, salesman or other person has been authorized to give any information or to make representations other than those contained in this prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any sale hereunder will, under any circumstances, create an implication that the information herein is correct as of any time subsequent to its date. This prospectus does not constitute an offer to or solicitation of offers by anyone in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer is not qualified to do so or to anyone to whom it is unlawful to make such an offer or solicitation.

2,500,000 SHARES

COMMON STOCK

PROSPECTUS

            , 2004

You should rely only on the information contained in this document. We have not authorized anyone to provide you with any other information. This document may be used only where it is legal to sell these securities. The information in this document may not be accurate after the date on its cover.

Until             , 200_, all dealers effecting transactions in the registered securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The Registrant estimates that expenses payable by the Registrant in connection with the offering described in this Registration Statement will be as follows:

Total
SEC registration fee (actual)	$2,815.93
NASD filing fee	2,512.51
Accounting fees and expenses	150,000.00
American Stock Exchange listing fee	65,000.00
Legal fees and expenses	500,000.00
Printing and engraving expenses	50,000.00
Blue Sky fees and expenses	7,500.00
Directors and officers’ insurance	25,000.00
Transfer agent and registrar fees	5,000.00
Miscellaneous expenses	59,734.56

Total	$867,563.00

Item 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (the “DGCL”) permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, that is one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they will have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made if such person will have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought will determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

The Registrant’s Amended and Restated Certificate of Incorporation provides for indemnification of directors and officers of the Registrant to the fullest extent permitted by the DGCL. The Registrant has obtained liability insurance for each director and officer for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers of the Registrant.

Item 15.	Recent Sales of Unregistered Securities.

The number of shares of the Registrant’s Common Stock, par value $.001 per share (“Common Stock”), set forth below have been adjusted to reflect the Registrant’s reverse stock split to be completed prior to the effectiveness of this Registration Statement. See the description under the heading “Description of Securities – Reverse Stock Split” in Part I of this Registration Statement.

During March through November 2001, the Registrant issued 940,000 shares of series C convertible preferred stock for an aggregate purchase price of $940,000, to Donald G. Drapkin, Ronald O. Perelman, Eric A. Rose, M.D. and WPPN, LP and certain other existing stockholders who were accredited investors.

In April 2002, the Registrant sold convertible promissory notes in the principal amount of $250,000 to Donald G. Drapkin, Ronald O. Perelman and Eric A. Rose, M.D., and certain other existing stockholders who were accredited investors. In connection with such transaction, the Registrant granted the purchasers of such convertible notes the right to purchase an aggregate of 125,000 shares of the Registrant’s series A convertible preferred stock, par value $.001 per share (the “Series A Preferred Stock”) at a conversion price of $1.00 per share, exercisable through April 30, 2004. As of April 28, 2004, such convertible notes (except for $50 thereof, which we repaid) were converted into 249,950 shares of our series C convertible preferred stock, and such warrant rights were exercised to purchase an aggregate of 87,500 shares of our series A convertible preferred stock at $1.00 per share.

In June 2002, in settlement of certain amounts owed by the Registrant to Plexus Services Corp., a former supplier of engineering consulting services, the Registrant issued warrants to purchase 170,460 shares of Common Stock at an exercise price of $10.56 per share, which warrants expire in June 2007.

In August 2002, the Registrant entered into a subscription agreement with Lancer Offshore, Inc. The subscription agreement provided that Lancer Offshore, Inc. would purchase, in three installments, (1) $3,000,000 principal amount of secured notes due March 15, 2003 convertible into 340,920 shares of the Registrant’s common stock and (2) warrants to purchase until December 2007 an aggregate of approximately 68,184 shares of Common Stock at an exercise price of approximately $8.80 per share. In accordance with the subscription agreement, the first installment of securities, consisting of $1,500,000 principal amount of the notes and warrants to purchase approximately 34,092 shares of common stock, was sold. However, Lancer Offshore, Inc. failed to fund the remaining installments. Following this failure, the Registrant attempted to resolve our resulting dispute with Lancer Offshore, Inc. by entering into a settlement agreement dated as of January 31, 2003, pursuant to which, among other things: (i) the parties terminated the subscription agreement and gave mutual releases relating to it; (ii) Lancer Offshore, Inc. agreed to surrender to the Registrant all of its warrants except a portion thereof exercisable to purchase 21,308 shares of Common Stock (if adjusted for the reverse stock split pursuant to the antidilution provisions of such warrant, as amended); (iii) the warrants that were not surrendered were amended to provide that the exercise price per share and the number of shares issuable upon exercise thereof would not be adjusted as a result of a 0.2248318-for-one reverse stock split of our common stock that was contemplated at such time but never consummated; (iv) the secured convertible note in the principal amount of $1,500,000 referred to above was cancelled; (v) the Registrant agreed to issue to Lancer Offshore, Inc. at a subsequent closing an unsecured note in the same principal amount bearing no interest, not convertible into Common Stock and due on January 31, 2004 or earlier under certain circumstances; and (vi) Lancer Offshore, Inc. made a series of representations concerning its suitability and capabilities as a investor.

Lancer Offshore, Inc. never satisfied the closing conditions under this settlement agreement, and, accordingly, the Registrant never issued the $1,500,000 note that the settlement agreement provided for the Registrant to issue at such closing. The Registrant is the defendant in an action captioned Marty Steinberg, Esq. as Receiver for Lancer Offshore, Inc. v. Nephros, Inc., Case No. 04-CV-20547, pending in the U.S. District Court for the Southern District of Florida (the “Ancillary Proceeding”). That action is ancillary to a proceeding captioned Securities and Exchange Commission v. Michael Lauer, et. al., Case No. 03-CV-80612, also pending in the U.S. District Court for the Southern District of Florida, in which the court has appointed a Receiver to manage Lancer Offshore, Inc. and various related entities (the “Receivership”). In the Ancillary Proceeding, the Receiver for Lancer Offshore, Inc. seeks payment of $1,500,000, together with interest, costs and attorneys’ fees, as well as delivery of a warrant evidencing the right to purchase until December 2007 an aggregate of 75,000 shares of the Registrant’s common stock for $2.50 per share (or 21,308 shares of the Registrant’s common stock for $8.80 per share, if adjusted for the reverse stock split pursuant to the antidilution provisions of such warrant, as amended). The Registrant believes that the Registrant has valid defenses to the Receiver’s claims and the prospective claim mentioned above, and intends to contest them vigorously. Additionally, the Registrant has asserted claims for damages against Lancer Offshore, Inc. that exceed the amount sought in the Ancillary Proceeding by submitting a proof of claim in the Receivership. The Registrant has been discussing a potential settlement of all claims with the Receiver. However, there can be no assurance that these discussions or the outcome of any of these proceedings will be successful.

Lancer Offshore, Inc. may contend that the 75,000 shares and $2.50 per share exercise terms of their warrant are not subject to adjustment as a result of the Registrant’s currently contemplated 0.2841-for-one reverse stock split. Furthermore, Lancer Offshore, Inc. may claim that the number of shares issuable upon exercise of the warrant should actually be increased to 94,771 and the exercise price proportionally decreased to $1.98 per share, upon consummation of the currently planned reverse stock split to adjust for the difference between the split contemplated in the warrants (0.2248318-for-one) and our currently planned split (0.2841-for-one). The Registrant believes that the plain language of the amended warrant only excepts from adjustment the specific reverse stock split referred to in the Registrant’s registration statement that had been filed with the SEC at such time and was later withdrawn. In addition to the plain language of the amendment, the Registrant believes certain equitable considerations support its position that the warrant is subject to adjustment for the Registrant’s currently planned 0.2841-for-one reverse stock split.

In December 2002, the Registrant issued two promissory notes in the aggregate principal amount of $250,000 to Joseph Giamanco and George Hatsopoulous. Each of these loans was payable on the earlier to occur of (i) 30 days after the consummation of our initial public offering and (ii) December 26, 2003. Each of these loans accrued interest, calculated quarterly in arrears, at a rate of 7% per annum from December 26, 2002 to March 31, 2003, 10% per annum from April 1, 2003 to April 30, 2003, and 15% per annum from May 1, 2003 to December 26, 2003. In connection with these loans, the Registrant issued the holders thereof warrants to purchase an aggregate of 5,549 shares of Common Stock, and paid Hermitage Capital Corporation, as placement agent, an aggregate amount of $25,000. On September 22, 2003, the Registrant prepaid the outstanding principal of, and all $21,842 of accrued interest on, these promissory notes in full.

In June 2003, the Registrant sold convertible bridge notes in the aggregate principal amount of $1,000,000 at face value to twenty-three of its existing, accredited security holders, including Donald G. Drapkin, Ronald O. Perelman, BW Employee Holdings LLC, and WPPN, LP. The outstanding principal amount of such convertible bridge notes, together with interest at the rate of 6% per annum, would become due and payable on January 26, 2004. As of September 11, 2003, each of the holders of such bridge notes converted its bridge note into shares of our series D convertible preferred stock at a conversion price equal to the liquidation preference of the series D convertible preferred stock, in accordance with the terms thereof. Pursuant to the terms of the bridge notes, in order to convert each holder’s bridge note, such holder was required to commit to purchase, for the aggregate liquidation preference thereof, a number of additional shares of series D convertible preferred stock having an aggregate liquidation preference equal to any amount, at such holder’s option, between 9 and 11 times the principal amount of the bridge note being converted. The purchase of the additional shares of series D convertible preferred stock occurred in three installments, with 3,993,793 shares purchased at the time of conversion on September 11, 2003, another 3,000,000 shares purchased as of December 1, 2003, and the remaining 3,811,538 shares purchased as of March 3, 2004. See “Certain Transactions – Bridge Financing.”

The issuances of the above securities were considered to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in these transactions. All recipients either received adequate information about us or had access to such information.

Item 16.	Exhibits and Financial Statement Schedules.

EXHIBIT INDEX

1.1*	Form of Underwriting Agreement. (1)

3.1*	Amended and Restated Certificate of Incorporation of the Registrant.

3.2*	Amended and Restated By-laws of the Registrant.

4.1	Specimen of Common Stock Certificate of the Registrant.

4.2*	Form of Underwriter’s Warrant.

4.3	Form of Convertible Promissory Note due August 7, 2002.

4.4	Form of Senior Convertible Bridge Notes due 2004.

4.5	Class C Warrant for the Purchase of Shares of Common Stock, dated September 22, 2003, issued to Joseph Giamanco by the Registrant.

4.6	Class C Warrant for the Purchase of Shares of Common Stock, dated September 22, 2003, issued to George Hatsopoulous by the Registrant.

4.7	Stock Purchase Warrant, dated June 19, 2002, issued to Plexus Services Corp. by the Registrant.

4.8	Class A Warrant for the Purchase of Shares of Common Stock, dated August 5, 2002, issued to Lancer Offshore, Inc.

5.1*	Opinion of Kramer, Levin, Naftalis & Frankel LLP.

10.1	Amended and Restated 2000 Nephros Equity Incentive Plan. (1)

10.2	2004 Nephros Stock Incentive Plan. (1)

10.3	Form of Subscription Agreement dated as of June 1997 between the Registrant and each Purchaser of Series A Convertible Preferred Stock.

10.4*	Amendment and Restatement to Registration Rights Agreement, dated as of May 17, 2000 and amended and restated as of June 26, 2003, between the Registrant and the holders of a majority of Registrable Shares (as defined therein).

10.5	Promissory Note dated as of December 26, 2002 issued to Joseph Giamanco by the Registrant.

10.6	Promissory Note dated as of December 26, 2002 issued to George Hatsopoulous by the Registrant.

10.7	Employment Agreement dated as of November 21, 2002 between Norman J. Barta and the Registrant. (1)

10.8	Amendment to Employment Agreement dated as of March 17, 2003 between Norman J. Barta and the Registrant. (1)

10.9	Amendment to Employment Agreement dated as of May 31, 2004 between Norman J. Barta and the Registrant. (1)

10.10	Form of Employee Patent and Confidential Information Agreement.

10.11	Form of Employee Confidentiality Agreement.

10.12	Settlement Agreement dated June 19, 2002 between Plexus Services Corp. and the Registrant

10.13	Settlement Agreement dated as of January 31, 2003 between Lancer Offshore, Inc. and the Registrant.

10.14	Settlement Agreement dated as of February 13, 2003 between Hermitage Capital Corporation and the Registrant.

10.15	License Agreement dated as of July 1, 2003 between the Trustees of Columbia University in the City of New York and the Registrant.

10.16	Form of Transmittal Letter Agreement, dated as of April 28, 2004, between each holder of convertible promissory notes due August 7, 2002 and the Registrant.

10.17	Commitment Agreement between Ronald Perelman and the Registrant, dated as of May 30, 2003.

10.18	Form of Subscription Agreement between the Registrant and each purchaser of Senior Convertible Bridge Notes due 2004.

10.19	Supply Agreement between Nephros, Inc. and Membrana GmbH, dated as of December 17, 2003. (2)

10.20	Employment Agreement dated as of June 16, 2004 between Marc L. Panoff and the Registrant. (1)

10.21	Manufacturing and Supply Agreement between Nephros, Inc. and Medica s.r.l., dated as of May 12, 2003. (2)

10.22	License Agreement dated as of July 1, 2004 between the Trustees of Columbia University in the City of New York and the Registrant.

21.1	Subsidiaries of Registrant.

23.1	Consent of Grant Thornton LLP.

23.2*	Consent of Kramer, Levin, Naftalis & Frankel LLP (included in its opinion filed as Exhibit 5.1 hereto).

23.3*	Consent of Darby & Darby P.C.

24.1**	Power of Attorney.

99.1	Consent of Director Nominee (Howard Davis).

99.2	Consent of Director Nominee (William J. Fox).

*	To be filed by amendment.
**	Previously filed.

(1)	Management contract or compensatory plan arrangement.

(2)	Portions omitted pursuant to a request for confidential treatment.

Item 17.	Undertakings.

The Registrant hereby undertakes to provide the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 20, 2004.

By:	/S/ NORMAN J. BARTA
Norman J. Barta President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ NORMAN J. BARTA Norman J. Barta	President, Chief Executive Officer and Director	July 20, 2004

/S/ MARC L. PANOFF Marc L. Panoff	Chief Financial Officer	July 20, 2004

/S/ ERIC A. ROSE, M.D.* Eric A. Rose, M.D.	Chairman of the Board of Directors and Director	July 20, 2004

/S/ LAWRENCE J. CENTELLA* Lawrence J. Centella	Director	July 20, 2004

/S/ DONALD G. DRAPKIN* Donald G. Drapkin	Director	July 20, 2004

/S/ W. TOWNSEND ZIEBOLD, JR.* W. Townsend Ziebold, Jr.	Director	July 20, 2004

*By:	/S/ NORMAN J. BARTA
Norman J. Barta Attorney-in-Fact

EXHIBIT INDEX

1.1*	Form of Underwriting Agreement.

3.1*	Amended and Restated Certificate of Incorporation of the Registrant.

3.2*	Amended and Restated By-laws of the Registrant.

4.1	Specimen of Common Stock Certificate of the Registrant.

4.2*	Form of Underwriter’s Warrant.

4.3	Form of Convertible Promissory Note due August 7, 2002.

4.4	Form of Senior Convertible Bridge Notes due 2004.

4.5	Class C Warrant for the Purchase of Shares of Common Stock, dated September 22, 2003, issued to Joseph Giamanco by the Registrant.

4.6	Class C Warrant for the Purchase of Shares of Common Stock, dated September 22, 2003, issued to George Hatsopoulous by the Registrant.

4.7	Stock Purchase Warrant, dated June 19, 2002, issued to Plexus Services Corp. by the Registrant.

4.8	Class A Warrant for the Purchase of Shares of Common Stock, dated August 5, 2002, issued to Lancer Offshore, Inc.

5.1*	Opinion of Kramer, Levin, Naftalis & Frankel LLP.

10.1	Amended and Restated 2000 Nephros Equity Incentive Plan. (1)

10.2	2004 Nephros Stock Incentive Plan. (1)

10.3	Form of Subscription Agreement dated as of June 1997 between the Registrant and each Purchaser of Series A Convertible Preferred Stock.

10.4*	Amendment and Restatement to Registration Rights Agreement, dated as of May 17, 2000 and amended and restated as of June 26, 2003, between the Registrant and the holders of a majority of Registrable Shares (as defined therein).

10.5	Promissory Note dated as of December 26, 2002 issued to Joseph Giamanco by the Registrant.

10.6	Promissory Note dated as of December 26, 2002 issued to George Hatsopoulous by the Registrant.

10.7	Employment Agreement dated as of November 21, 2002 between Norman J. Barta and the Registrant. (1)

10.8	Amendment to Employment Agreement dated as of March 17, 2003 between Norman J. Barta and the Registrant. (1)

10.9	Amendment to Employment Agreement dated as of May 31, 2004 between Norman J. Barta and the Registrant. (1)

10.10	Form of Employee Patent and Confidential Information Agreement.

10.11	Form of Employee Confidentiality Agreement.

10.12	Settlement Agreement dated June 19, 2002 between Plexus Services Corp. and the Registrant.

10.13	Settlement Agreement dated as of January 31, 2003 between Lancer Offshore, Inc. and the Registrant.

10.14	Settlement Agreement dated as of February 13, 2003 between Hermitage Capital Corporation and the Registrant.

10.15	License Agreement dated as of July 1, 2003 between the Trustees of Columbia University in the City of New York and the Registrant.

10.16	Form of Transmittal Letter Agreement, dated as of April 28, 2004, between each holder of convertible promissory notes due August 7, 2002 and the Registrant.

10.17	Commitment Agreement between Ronald Perelman and the Registrant, dated as of May 30, 2003.

10.18	Form of Subscription Agreement between the Registrant and each purchaser of Senior Convertible Bridge Notes due 2004.

10.19	Supply Agreement between Nephros, Inc. and Membrana GmbH, dated as of December 17, 2003. (2)

10.20	Employment Agreement dated as of June 16, 2004 between Marc L. Panoff and the Registrant. (1)

10.21	Manufacturing and Supply Agreement between Nephros, Inc. and Medica s.r.l., dated as of May 12, 2003. (2)

10.22	License Agreement dated as of July 1, 2004 between the Trustees of Columbia University in the City of New York and the Registrant.

21.1	Subsidiaries of Registrant.

23.1	Consent of Grant Thornton LLP.

23.2*	Consent of Kramer, Levin, Naftalis & Frankel LLP (included in its opinion filed as Exhibit 5.1 hereto).

23.3*	Consent of Darby & Darby P.C.

24.1**	Power of Attorney.

99.1	Consent of Director Nominee (Howard Davis).

99.2	Consent of Director Nominee (William J. Fox).

*	To be filed by amendment.
**	Previously filed.
(1)	Management contract or compensatory plan arrangement.
(2)	Portions omitted pursuant to a request for confidential treatment.